

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 10, 2013

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Steve Tamari

Dear Mr. Rollock:

In a letter dated March 22, 2013, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to omit from its proxy materials for its 2013 annual meeting a shareholder proposal submitted by Steve Tamari in a letter dated January 14, 2013.[1] The proposal provides:

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

There appears to be some basis for your view that the Fund may omit the proposal from the Fund's proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, which permits omission of a proposal that has been substantially implemented.

Accordingly, the Division of Investment Management ("Division") will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission set forth in your letter.

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented.


13015491

[1] We also received four letters from the proponent dated April 15, 2013 and April 29, 2013 (two letters) and May 2, 2013, and three response letters from the Fund dated April 22, 2013 (two letters) and May 1, 2013.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6795.

Sincerely,



Deborah D. Skeens
Senior Counsel
Insured Investments Office

Attachment

cc: Steve Tamari

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.


TIAA
CREF

FINANCIAL SERVICES
FOR THE GREATER GOOD®

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
Tel: (212) 916-4218
Fax: (212) 916-6524
prollock@tiaa-cref.org

March 22, 2013

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund – 2013 Annual Meeting
Omission of Shareholder Proposal of Steve Tamari *et al.*

Dear Mr. Kotapish:

College Retirement Equities Fund ("CREF") intends to omit from its proxy statement and form of proxy ("2013 Proxy Materials") a shareholder proposal and supporting statement that were submitted to CREF by Steve Tamari ("Proponent"), dated January 14, 2013 ("Proposal"),[1] for CREF's 2013 annual meeting.[2] This letter provides notice to the staff ("Staff") of the Securities and Exchange Commission ("Commission") of CREF's intent to omit the Proposal.

CREF is subject to the non-profit corporation law of New York, regulation by various state insurance departments and is registered with the Commission as a diversified, open-end management investment company under the Investment Company Act of 1940, as amended.[3] CREF and Teachers Insurance and Annuity Association of America

[1] A copy of the Proposal is attached as Exhibit A. Several CREF participants submitted nearly identical proposals for inclusion in the 2013 Proxy Materials. In the correspondence, most participants indicate that Steve Tamari will act as the lead filer. CREF intends to omit all of these proposals, and the term "Proposal," as used herein, refers to these other proposals as well. If CREF were to include Mr. Tamari's proposal in the 2013 Proxy Materials, CREF would exclude the other proposals as duplicative. *See* 17 C.F.R. § 240.14a-8(i)(11).

[2] CREF expects to file definitive Proxy Materials on or about June 10, 2013.

[3] CREF has eight different investment accounts: the Stock Account, Social Choice Account, Growth Account, Global Equities Account, Equity Index Account, Money Market Account, Bond Market Account, and Inflation-Linked Bond Account.

("TIAA") form the principal retirement system for the nation's education and research communities. The financial services organization of which both companies are a part is sometimes referred to as "TIAA-CREF."[4]

The Proposal requests that CREF cease investing in companies that allegedly provide "support for the Israeli occupation and segregated settlements in the West Bank, including East Jerusalem." Specifically, the Proposal requests shareholder action on the following resolution:

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

The Proposal is nearly identical to a shareholder proposal submitted to CREF in 2011 ("2011 Proposal"), where the Staff concurred with our conclusion that the proposal could be omitted from CREF's proxy materials because it dealt with a matter related to CREF's ordinary business operations.[5] For the same reason, we believe that the Proposal here is properly excludable from the 2013 Proxy Materials.

We also believe that the Proposal is properly excludable because the essential objective of the Proposal already has been substantially implemented, and thus the Proposal is excludable pursuant to subparagraph (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act").[6]

For these reasons, we request that the Staff confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its 2013 Proxy Materials.

Please be advised that, pursuant to paragraph (j) of Rule 14a-8, CREF simultaneously has notified the Proponent of its intent to omit the Proposal from its 2013 Proxy Materials by a copy of this letter.

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4 TIAA-CREF Investment Management, LLC, an indirect subsidiary of TIAA, serves as CREF's investment manager.

5 17 C.F.R. § 240.14a-8(i)(7); *see* College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 26, 2011) ("2011 No-Action Letter"). A copy of the 2011 No-Action Letter and related correspondence with the SEC staff is attached as Exhibit B.

6 We argued that this exclusion also applied to the 2011 Proposal, but the Staff did not need to address the argument because the Staff agreed that the 2011 Proposal was excludable pursuant to subparagraph (i)(7) of Rule 14a-8.

I. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to CREF's ordinary business operations.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." This paragraph of the rule is captioned "management functions." The Commission has explained that the policy underlying the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."[7] As the Staff has recognized in numerous Rule 14a-8 no-action letters, "the ordinary business operations of an investment company include buying and selling portfolio securities."[8] Omitting the Proposal thus fits squarely within the purpose of the exclusion for "management functions."

As noted above, the 2011 Proposal is nearly identical to the Proposal here.[9] Both the 2011 Proposal and this Proposal target investments in companies that, according to the Proponent, provide "support for the Israeli occupation and segregated settlements in the West Bank, including East Jerusalem. . . ." In addition, both proposals ask CREF to divest from companies "whose business supports Israel's occupation," and suggest that specific issuers, such as Veolia Environment, should be targets for divestment. We respectfully submit that, with the 2011 No-Action Letter, the Staff already has confirmed that a shareholder proposal along these lines may be excluded from CREF's proxy materials because it deals with a matter relating to CREF's ordinary business operations.

We anticipate that the Proponent will claim that, while the intent and substance of the Proposal here is the same as the 2011 Proposal, the Proposal has been crafted in a manner that the Proposal should not be viewed as related to CREF's ordinary business

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7 Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) ("Rule 14a-8 Release").

8 College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 3, 2004) ("2004 CREF Letter"); *see also,* Morgan Stanley Africa Investment Fund, Inc., SEC No-Action Letter (pub. avail. Apr. 26, 1996) (noting that an investment company's ordinary business operations include "the purchase and sale of securities and the management of the [f]und's portfolio securities") and State Street Corp., SEC No-Action Letter (pub. avail. Feb. 24, 2009).

9 We note that both the 2011 Proposal and this Proposal were organized by the same advocacy group, Jewish Voice for Peace ("JVP"). Additional information about JVP's efforts with regard to both the 2011 Proposal and this Proposal here may be found at http://www.wedivest.org.

operations. This argument completely ignores the *actual substance of the Proposal*, which is *nearly identical* to the 2011 Proposal:

- Both the 2011 Proposal and this Proposal begin with "Whereas" clauses that note CREF's longstanding commitment to social responsibility and ethical investing principles;

- Both the 2011 Proposal and this Proposal nonetheless criticize CREF for investing in companies that, according to the Proposal, provide "support for the Israeli occupation and segregated settlements in the West Bank, including East Jerusalem" – including specific named issuers; and

- Both call on CREF to divest from such companies.

The only difference in the two proposals is that the 2011 Proposal also calls on CREF to engage with specific portfolio companies, and then to divest if "there is no commitment to cooperate," while this Proposal does not call for CREF to engage – just to divest. In this regard, the Proposal interferes with CREF's longstanding policy of engaging in "quiet diplomacy" with portfolio companies, where appropriate, which is an integral part of CREF's investment activities. The TIAA-CREF Policy Statement on Corporate Governance ("Policy Statement") states:

> Our preference is to engage privately with portfolio companies when we perceive shortcomings in their governance or environmental and social policies and practices that we believe impacts their performance. This strategy of "quiet diplomacy" reflects our belief and past experience that informed dialogue with board members and senior executives, rather than public confrontation, will most likely lead to a mutually productive outcome.[10]

Thus, by mandating divestment in specific portfolio companies, the Proposal interferes with CREF's longstanding policy of engaging in "quiet diplomacy" when appropriate – an essential component of CREF's ordinary business operations.

Notwithstanding the foregoing, we anticipate that the Proponent will ask the Staff to focus on the fact that many of the words used in the Proposal this year are the same used in proposals submitted by shareholders seeking divestment from companies that "contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity" (the "Anti-Genocide Proposals"), where the Staff found that the ordinary business operations exclusion did not apply.[11] This argument completely ignores the *actual*

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[10] TIAA-CREF Policy Statement on Corporate Governance, at 4 (6th ed. 2011).

[11] *See, e.g.*, Fidelity Aberdeen Trust, SEC No-Action Letter (pub. Avail. Jan. 22, 2008) (where the proposal requested that the board "institute oversight procedures to screen out investments in

substance of the Proposal, and how it is distinguishable from the substance of the Anti-Genocide Proposals. The Anti-Genocide Proposals are aimed principally at companies who, through their business dealings in Sudan or otherwise, are viewed as having substantially contributed to genocide and egregious human rights violations. There exists a broad consensus that the activities targeted in the Anti-Genocide Proposals – genocide and egregious human rights violations in Sudan – are abhorrent, and deserving of universal condemnation. In fact, the human rights violations in Sudan are so extreme that U.S. companies are prohibited from doing business in Sudan.[12] Moreover, the U.S. Congress has passed a law – the Sudan Accountability and Divestment Act of 2007 – that is designed to make it easier for fiduciaries to divest from companies deemed to support human rights atrocities in Sudan.[13]

In contrast, the Proposal here attempts to embroil CREF in a highly controversial geopolitical dispute of enormous complexity where – unlike the Anti-Genocide Proposals – there is no broad consensus. United States companies are permitted to engage in business dealings in Israel and the West Bank. Indeed, the United States adopted laws designed to discourage and, in some circumstances, prohibit U.S. companies from furthering or supporting foreign boycotts of Israel.[14]

We recognize the Commission's view that a shareholder proposal relating to certain types of management functions may not be excludable under Rule 14a-8(i)(7) if the proposal "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." For the reasons noted above and in our detailed correspondence with the Staff in connection with the 2011 Proposal, that is simply not the case here. The Proposal is designed to turn CREF's annual meeting of shareholders into a forum for debate regarding, in the Proponent's words, "Israel's occupation." This issue is not the type of widely-accepted, significant social policy issue that would transcend the ordinary business exclusion. Indeed, the Proponent's claim that the Proposal raises a significant policy issue is directly at odds with numerous prior positions taken by the Staff – most recently affirmed by the 2011 No-Action Letter – where the Staff has concluded that proposals concerning Israel and the West Bank do not raise

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companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity").

12 *See, e.g.*, Sudanese Sanctions Regulations, 31 C.F.R. pt. 538.

13 Sudan Accountability and Divestment Act of 2007, Pub. L. No. 110-174 (Dec. 31, 2007).

14 *See* 15 C.F.R. pt. 750 (anti-boycott regulations under the Export Administration Act); *see also*, U.S. Department of Commerce: Bureau of Industry and Security, Anti-Boycott Compliance, *available at* http://www.bis.doc.gov/complianceandenforcement/antiboycottcompliance.htm.

significant policy issues sufficient to trump the "ordinary business operations" exclusion in Rule 14a-8(i)(7).[15]

For all the foregoing reasons, the Proposal deals with matters that are fundamental to CREF's ordinary business operations, and accordingly may be excluded from CREF's proxy materials pursuant to Rule 14a-8(i)(7).

B. The Proposal may be excluded under Rule 14a-8(i)(10) because the essential objectives of the Proposal have already been substantially implemented.

While we believe the 2011 No-Action Letter provides an adequate basis – standing alone – for excluding the Proposal, we think it appropriate to address an additional reason why the Proposal should be excluded from the 2013 Proxy Materials.

Rule 14a-8(i)(10) permits omission of a shareholder proposal if "the company has already substantially implemented the proposal." The Staff has stated that "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[16] Significantly, when applying the substantial implementation standard, a proposal need not be "fully effected."[17] Rather, the Staff will grant no-action assurance when a company has implemented the *essential objective* of a proposal, even in cases where the company's actions do not fully comply with the specific dictates of the proposal.[18]

In this case, the essential objective of the Proposal is to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights . . . ." TIAA-CREF already has put in place policies and practices designed to address human rights matters, which may include divesting from companies in appropriate circumstances. Indeed, the Proposal itself acknowledges TIAA-CREF's existing practices in this area.[19] TIAA-CREF's policies and practices are included

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15 *See, e.g.*, AT&T Inc., SEC No-Action Letter (pub. avail. Jan. 30, 1992) (addressing the exclusion in 14a-8(i)(5), concluding "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related to the Company's business").

16 *See* Texaco Inc., SEC No-Action Letter (pub. avail. Mar. 28, 1991).

17 Exchange Act Release No. 20091, 48 FR 35082 (Aug. 16, 1983).

18 *See, e.g.*, Freeport-McMoRan Copper & Gold, Inc., SEC No-Action Letter (pub. avail. Mar. 5, 2003) (company already had implemented a human rights policy, even though the specific elements of the policy did not meet the shareholder proponent's objectives); *see also* AMR Corp., SEC No-Action Letter (pub. avail. Apr. 17, 2000) and Kmart Corp., SEC No-Action Letter (pub. avail. Mar. 12, 1999).

19 From the Proposal: "TIAA-CREF believes that when companies focus on being socially responsible, they may reduce risk and thereby achieve better financial performance"; and

in the Policy Statement, which sets forth corporate governance and social responsibility practices that TIAA-CREF expects of portfolio companies. The Policy Statement provides:

> "companies should strive to respect [human] rights by developing policies and practices to avoid infringing on the rights of workers, communities and other stakeholders throughout their global operations . . . . Companies should pay heightened attention to human rights in regions characterized by conflict or weak governance . . . ."

Moreover, the Policy Statement addresses divestment, noting that:

> "[TIAA-CREF] may, as a last resort, consider divesting from companies we judge to be complicit in genocide and crimes against humanity, the most serious human rights violations, after sustained efforts at dialogue have failed and divestment can be undertaken in a manner consistent with our fiduciary duties."

In this case, the Policy Statement and CREF's practices thereunder address the Proposal's essential objectives of ending investments in companies that, in CREF's judgment, substantially contribute to or enable egregious violations of human rights. Accordingly, CREF already has developed and implemented a comprehensive policy that "compares favorably with the guidelines of the [P]roposal" and that implements the essential objective of the Proposal. Indeed, to the extent Proponent disagrees with the implementation of that policy, such disagreement only highlights why the Proposal should be excluded as infringing on CREF's "ordinary business operations" as described above. Therefore, the Proposal may be omitted from CREF's 2013 Proxy Materials pursuant to Rule 14a-8(i)(10).

II. CONCLUSION

In view of the fact that (1) the Proposal deals with matters relating to CREF's ordinary business operations, and (2) the Proposal is already substantially implemented, it is our opinion that CREF, in accordance with Rules 14a-8(i)(7) and 14a-8(i)(10), is permitted to exclude the Proposal from its 2013 Proxy Materials. Based on the foregoing, CREF respectfully requests confirmation from the Staff that it will not recommend enforcement action to the Commission if CREF excludes the Proposal from its 2013 Proxy Materials.

If the Staff disagrees with our conclusion that the Proposal may be excluded from CREF's 2013 Proxy Materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response. As required by Rule 14a-8(j), six

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"TIAA-CREF's Social Choice accounts invest based on environmental, social and governance (ESG) criteria, including a commitment to honor human rights."

copies of this letter and its attachments are enclosed and a copy is being forwarded concurrently to the Proponent.

Very truly yours,



Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund

cc: Jeffrey S. Puretz, Esq. Dechert LLP
Thomas C. Bogle, Esq. Dechert LLP
Adam T. Teufel, Esq. Dechert LLP

<u>Attachments</u>:
Proposal (Exhibit A)
2011 No-Action Letter (Exhibit B)

17982507

Exhibit A

January 14, 2013

Phillip T. Rollock
Senior VP and Corporate Secretary
TIAA-CREF | Financial Services
730 Third Avenue, 12th Floor
New York, NY 10017
Via fax: 212-916-6800 (3 pages including this one)

Dear Mr. Rollock:

I submit the accompanying proposal to CREF for inclusion in the 2013 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. It requests the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

I have held investments with CREF worth more than $2,000 in market value continuously for the past year. I intend to continue to hold CREF investments of at least this value through the date of the 2013 CREF annual meeting of shareholders and will attend that meeting to present the proposal below, either personally or by a representative qualified under state law to present the proposal on my behalf. I am the lead filer of this proposal.

If it is the company's intent to exclude my proposal, I am by this letter asking that you simultaneously send me, upon filing, a copy of your submission under SEC Rule 14a-8. If you intend or are required to include the accompanying resolution in the proxy statement, please send me a copy of any statement in opposition to my proposal that you may decide to include, as soon as it is ready and in no event later than 30 calendar days before TIAA-CREF files definitive copies of its proxy statement and form of proxy under Rule 14a-6 or five calendar days after you receive a copy of any revised proposal that I may file in order to comply with any SEC requirements for including it with proxy materials.

If the information provided in this letter is insufficient for you to confirm my eligibility as a qualified filer of the accompanying resolution, please notify me in writing by email and letter as soon as possible, and no later than 14 calendar days of receiving this letter, of any procedural or eligibility deficiencies, as well as of the deadline by which you will need to receive my response. If I am able to correct the deficiency, I will email my response to you by that deadline.

Sincerely yours,

Steve Tamari
8 Oakdale Lake
Glen Carbon, IL 62034

Enclosure: Shareholder proposal

WHEREAS,

TIAA-CREF believes that when companies focus on being socially responsible, they may reduce risk and thereby achieve better financial performance;

TIAA-CREF's Social Choice accounts invest based on environmental, social, and governance (ESG) criteria, including a commitment to honor human rights;

As a signatory to the UN Principles for Responsible Investing, TIAA-CREF "incorporate[s] ESG issues into investment analysis and decision-making processes";

Despite those policies, CREF nevertheless invests in companies whose operations raise serious human rights concerns. For example, its Social Choice accounts include investments in Veolia Environment;

Veolia Environment and its subsidiaries operate the Tovlan Landfill in the occupied West Bank, processing and dumping waste materials there from Israel and illegal West Bank settlements, in violation of a UN General Assembly Resolution calling upon Israel to cease dumping such waste on occupied Palestinian land;

Veolia Environment owns at least 40% of Transdev, which through its subsidiaries operates segregated bus services to Israeli settlers in the occupied West Bank and a light rail that connects illegal West Bank settlements to Jerusalem;

Investments in companies providing support for the Israeli occupation and segregated settlements in the West Bank, including East Jerusalem, represent a significant policy issue:

> *The International Court of Justice concluded in 2004 that "the Israeli settlements in the Occupied Palestinian Territory (including East Jerusalem) have been established in breach of international law";*

Israel continues to maintain and even accelerate settlement of the West Bank and East Jerusalem, even after the UN General Assembly in December 2012 recognized Palestine as a non-member state, with only eight countries voting "nay";

The U.S. officially opposes continued Israeli settlement activity;

Human Rights Watch calls on companies that "contribute to and/or benefit from violations of Palestinian residents' human rights" to either end their involvement in such violations or end operations altogether, "where business activity directly contributes to serious violations of international law, including prohibitions against discrimination";

The U.N. Special Rapporteur on the situation of human rights in the occupied Palestinian territories has recommended boycotting such companies, including Veolia Environment, and has warned that these companies may expect damage to their public image, impact on shareholder decisions and share price, and potential criminal or civil liability for breaches of international human rights and humanitarian law;

Leaders of 15 major churches in the U.S. in October 2012 called on Congress to suspend U.S. military aid to Israel if investigation discloses that Israel is using such aid in violation of U.S law;

The United Methodist and Presbyterian Church (USA) and the United Church of Canada have called for boycott of Israeli settlement goods;

South Africa, the U.K., and Denmark advise that settlement goods not be labeled as 'Made in Israel,' and over 20 NGOs are asking the European Union to take similar steps;

THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

Exhibit B



U.S. Securities and Exchange Commission

Securities Exchange Act of 1934 — Rule 14a-8(i)(7)
College Retirement Equities Fund ("Fund") Shareholder Proposal of Aaron Levitt

May 6, 2011

William J. Mostyn, III
Senior Vice President and
Corporate Secretary
TIAA-CREF
One Beacon Street
Boston, MA 02108

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Aaron Levitt

Dear Mr. Mostyn:

In a letter dated March 22, 2011, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2011 annual meeting a shareholder proposal submitted by letter dated February 11, 2011, from Aaron Levitt.[1] The proposal provides:

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment to cooperate, CREF should consider divesting as soon as market conditions permit.

There appears to be some basis for your view that the proposal may be omitted from the Fund's proxy materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as relating to CREF's ordinary business operations.

Accordingly, the Division will not recommend enforcement action to the Commission if CREF excludes the proposal from its proxy materials in reliance on Rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission set forth in your letter.

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6795.

Sincerely,

Michael L. Kosoff
Branch Chief

Attachment

cc: Aaron Levitt

[1] We also received a letter submitted on behalf of the proponent dated April 21, 2011, and a letter from the Fund dated April 27, 2011.

Incoming Letters

- TIAA CREF Initial Submission (March 22, 2011)
- Proponent's Letter (April 21, 2011)
- TIAA CREF Response (April 27, 2011)

http://www.sec.gov/divisions/investment/noaction/2011/cref-levitt050611-14a8.htm


TIAA
CREF
FINANCIAL SERVICES
FOR THE GREATER GOOD

William J. Mostyn, III
Senior Vice President and
Corporate Secretary
Tel: (617) 788-5969
Fax: (617) 788-5959
wmostyn@tiaa-cref.org

April 27, 2011

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The College Retirement Equities Fund – 2011 Annual Meeting
Omission of Shareholder Proposal of Aaron Levitt *et al.*

Dear Mr. Kotapish:

This letter responds to the submission to you from Paul M. Neuhauser dated April 21, 2011 concerning our request dated March 22, 2011 to omit from CREF's 2011 Proxy Materials a proposal for shareholder action, together with a supporting statement, on the following resolution (the "Proposal"):

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment from these companies to cooperate, CREF should consider divesting as soon as market conditions permit.

Mr. Neuhauser's letter expresses the opinion that the Proposal "must be included in CREF's year 2011 proxy statement and that it is not excludable by virtue of any of the cited rules."

For the reasons stated in our March 22 letter, we disagree with Mr. Neuhauser's opinion and believe the Proposal is properly excludable. In addition, we have the following specific responses to Mr. Neuhauser's submission (the "Submission") that we ask the staff consider in responding to our request.

1. *The Submission misunderstands the nature of the "substantially implemented" exclusion*

The Submission relies on a narrow and technical reading of the exclusion, which would require precise execution of each literal term of a proposal. On the contrary, the exclusion requires only that the issuer have implemented the "essential objective" of the proposal, even where the company's actions do not fully comply with the specific dictates of the proposal.[1]

The essential objective of the Proposal is engagement of portfolio companies and consideration of divestment in appropriate cases. As more fully described in our March 22 letter, CREF fulfills this objective on an ongoing basis, in accordance with the TIAA-CREF Policy Statement on Corporate Governance (the "Policy Statement"), which provides for review and engagement with portfolio companies on a broad range of social, environmental and governance issues, including human rights.[2] And, in one recent instance, as a result of this process, CREF determined to divest from companies with material business dealings in Sudan. Clearly, this is a meaningful process that the organization treats with the utmost seriousness.

Indeed, Mr. Neuhauser's own characterization of the Proposal makes clear that it has been substantially implemented. The Submission describes the essential objective of the Proposal as "request[ing] CREF to review its investments in companies that operate in the occupied territories of the West Bank and Jerusalem." By his own words, he recognizes that review is the key. As noted above, a review of portfolio companies is a central component of the Policy Statement. Accordingly, the Proposal has been substantially implemented.[3]

2. *The Submission incorrectly states that "the Staff has long held that shareholder proposals concerning human rights abuses in the Occupied Territories raise important policy issues"*

The Submission relies on a 1991 letter to American Telephone & Telegraph Company for the proposition that "the Staff has already opined that shareholder proposals concerning human rights abuses in the Occupied Territories do, indeed, raise a significant policy issue." In fact, the following year, the staff stated the opposite view in a letter to the same issuer: "the policy issue raised by the proposal, Israel's treatment of Palestinians, **is not significant**, and in fact is not related, to the Company's business." (emphasis added).[4]

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1 *See* Caterpillar Inc., SEC No-Action Letter (avail. Mar. 11, 2008); Wal-Mart Stores, Inc., SEC No-Action Letter (avail. Mar. 10, 2008); PG&E Corp., SEC No-Action Letter (avail. Mar. 6, 2008); The Dow Chemical Co., SEC No-Action Letter (avail. Mar. 5, 2008); Johnson & Johnson, SEC No-Action Letter (avail. Feb. 22, 2008).

2 The Submission mistakenly states that TIAA-CREF's "ESG" strategy for socially responsible investing, referred to in note 20 of our March 22 letter, "applies solely to environmental matters." "ESG" refers to environmental, social and governance issues, and extends to human rights issues, among other social issues. Also, this strategy applies to all CREF public equity portfolio investments, not just those in its Social Choice Account.

3 To the extent the Submission mischaracterizes the Proposal, and the proponents in fact seek specific investment activities and decisions rather than review, the Proposal impermissibly interferes with the conduct of CREF's ordinary business operations and is excludable under the "ordinary business" exclusion of Rule 14a-8(i)(7).

4 American Telephone & Telegraph Co., SEC No-Action Letter (avail. Jan 30, 1992) (emphasis added). In this case, after the staff issued its letter finding that the issue was not significant and that the proposal could be excluded, the proponents appealed the decision to the Chairman of the Commission asking for formal review and reversal by the Commission. The Commission declined to review the Division's position. *See* Staff Reply Letter to Dr. William Pierce, Chairman of The National Alliance (February 20, 1992).

While the two letters addressed different provisions of Rule 14a-8, we do not see how a policy issue can be both significant and not significant at the same time. Accordingly, we do not believe – and do not think it is the common understanding – that following the second letter it has been the staff's "long held" view that shareholder proposals concerning "human rights abuses in the Occupied Territories" raise significant policy issues requiring their inclusion in proxy materials.

3. *There is no bright-line rule requiring inclusion of proposals self-designated as "human rights proposals"*

Mr. Neuhauser argues that any shareholder proposal that refers to human rights raises a significant policy issue and must, by that reason alone, survive any exclusion challenge. This "bright-line" approach conflicts with the longstanding views of the Commission and its staff that the determination of whether there is a significant policy issue must be made on a case by case basis, after considering "factors such as the nature of the proposal and the circumstances of the relevant company."[5] The staff's determination under the ordinary business exclusion requires exercise of its judgment in applying the relevant standards to the facts at hand. The Commission requires these judgments to include:

- whether a particular proposal relates to activities that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight";

- whether a particular social policy issue would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote"; and

- whether the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In fact, the staff has tried a bright-line approach in the past, but abandoned it in favor of the case-by-case analytical approach.[6]

As we explain in our March 22 letter, exclusion of the Proposal under Rule 14a-8(i)(7) is appropriate based on the circumstances of this case – CREF's specific business operations, the nature of this particular Proposal, and relevant precedents, including precedents specifically relating to CREF. The fact that the staff has required different proposals submitted to other companies with different business operations to be included in those

5 Exchange Act Release No. 40018 (May 21, 1998), *cited in* Staff Legal Bulletin No. 14 (CF) dated July 13, 2001 *available at* http://sec.gov/interps/legal/cfslb14.htm

6 *Id.* at § III (see discussion of the no-action position taken in Cracker Barrel, SEC No-Action Letter (avail. Oct. 13, 1992)).

companies' proxy materials does not create a general "human rights" rule that trumps all other exclusions and circumstances.[7]

4. *The Submission inappropriately probes into matters of a complex nature upon which shareholders, as a group, will not be in a position to make an informed judgment*

The Submission asserts that there is a worldwide consensus on the validity of the allegations made in the Proposal, similar to the consensus regarding human rights violations in Sudan. In fact, Mr. Neuhauser states that anyone who disagrees with the view expressed by his clients "stands virtually alone."[8] As discussed in our March 22 letter, we believe the Proposal inappropriately seeks a shareholder referendum on a complex and highly controversial geopolitical dispute. This is a classic instance of a proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[9] Moreover, based on the one-sided view the Submission takes on this controversial and complex issue, reflecting a denial even of the existence of any good faith views that differ with those of the Proponents, we continue to believe that the debate likely to arise from putting this issue in the CREF Proxy Materials will not and cannot be full, fair and consistent with the spirit of Rule 14a-9.

For these reasons, and the reasons set forth in our March 22 letter, we again respectfully request that the Staff confirm it will not recommend enforcement action if CREF excludes the Proposal from its 2011 Proxy Statement.[10]

---

7 In seeking to justify his opinion under the ordinary business exclusion, Mr. Neuhauser cites only a single authority involving an investment company. In that case (Fidelity Funds, SEC No-Action Letter (avail. January 22, 2008)), the proposal was entirely different from the Proposal at issue here, and thus provides no meaningful guidance. Among other differences, the resolution proposed (which is set forth below) was general in nature, and requested oversight procedures that defer to the judgment of the Board (rather than dictating specific investment actions and timeframes). Moreover, as the supporting statement indicates, the resolution was directed to activities in Sudan, where as Mr. Neuhauser himself points out, United States law prohibits direct investment, and indeed facilitates divestment in companies that do business in Sudan. *See* Sudan Accountability and Divestment Act of 2007, Pub. L. No. 110-174, 121 Stat. 2516 (2007). In stark contrast, the United States does not prohibit investment in Israel, or facilitate divestment from companies that do business in Israel. Indeed, United States law specifically prohibits companies from taking certain actions in furtherance of various boycotts against Israel. *See* Export Administration Amendments of 1977, Pub. L. No. 95-52, 91 Stat. 1625 (1977); *see also*, Ribicoff Amendment to the Tax Reform Act of 1976 Pub. L. 94-455, 90 Stat. 1520 (1976), which added section 999 to the Internal Revenue Code of 1986, as amended 26 U.S.C. §1 *et seq*. The resolution in the Fidelity Funds proposal is as follows:

> "RESOLVED: In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

8 The Submission erroneously implies that TIAA-CREF has expressed these views. TIAA-CREF has not expressed a view on these issues.

9 Exchange Act Release No. 40018 at § III.

10 We also note that Mr. Neuhauser states that the twenty-four identical proposals submitted were "jointly submitted" and "co-sponsored" by all individual proponents, and for that reason requests that all of the proponents be named in the proxy materials. We did not interpret the submissions in this manner, but would defer to Mr. Neuhauser's

Yours truly,



William J. Mostyn, III
Senior Vice President and Corporate Secretary
College Retirement Equities Fund

Cc: Jeffrey S. Puretz, Esq. Dechert LLP
Ruth S. Epstein, Esq. Dechert LLP

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characterization of a joint submission. If the staff agrees that the Proposal may be omitted, this request would be moot.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

April 21, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: William J. Kotapish, Esq.
Assistant Director
Division of Investment Management

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to the College Retirement Equities Fund

Dear Sir/Madam:

I have been asked by the more than 20 participants (hereinafter referred to as the "Proponents") in the College Retirement Equities Fund (hereinafter referred to as "CREF" or the "Company"), who have jointly submitted a shareholder proposal to CREF, to respond to the letter dated March 22, 2011, sent to the Securities & Exchange Commission by CREF, in which CREF contends that the Proponents' shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rules 14a-8(i)(11), 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by CREF, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CREF's year 2011 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests CREF to review its investments in companies that operate in the occupied territories of the West Bank and Jerusalem.

RULE 14a-8(i)(11)

We note that CREF states in footnote 1 on page one of its letter to the Commission that it "intends to exclude all of the other proposals" other than that submitted by Mr. Aaron Levitt "on the grounds that they are duplicative" of the proposal submitted by Mr. Levitt. However, CREF acknowledges that all such "participants indicate that Mr. Aaron Levitt will act as the lead filer". Under these circumstances, the various participants are acting as co-proponents with Mr. Levitt and under Rule 14a-8 their co-sponsorship must be acknowledged by CREF.

The purpose of Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals". Release 34-12,598 (July 7, 1976). However, the purpose of that Rule is not to eliminate the co-sponsorship of a single proposal by multiple shareholders or participants.

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, as noted by CREF in the cited footnote, they intended to be co-sponsors of the same proposal, and not to be independent sponsors of separate proposals.

It is therefore factually apparent that only one shareholder proposal has been submitted to CREF, which shareholder proposal is co-sponsored by the various participants. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all co-sponsors of the proposal. In this connection, it should be noted that the Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

A virtually identical fact situation was considered by the Staff in connection with the denial of a no-action request in *ConocoPhillips* (February 22, 2006). In that letter, the Staff stated:

We are unable to concur in your view that ConocoPhillips may exclude the proposals under rule 14a-8(i)(11). It appears to us that the School Sisters of Notre Dame, the Church Pension Fund and Bon Secours Health System, Inc., have indicated their intention to co-sponsor the proposal submitted by the Domestic & Foreign Missionary Society of the Episcopal Church.

In other situations factually virtually identical to the instant one, the Staff in has reached the identical result that it reached in the *ConocoPhillips* letter. See *Caterpillar, Inc.* (March 26, 2008); *Tyson Foods, Inc.* (December 15, 2009).

In conclusion, it is factually clear that each of the Proponents has jointly co-sponsored a single shareholder proposal (and not submitted separate proposals) and that such co-sponsorship is contemplated by Rule 14a-8.

For the foregoing reasons, the Company has failed to carry its burden of proving that the exclusion of Rule 14a-8(i)(11) applies to the shareholder proposal submitted by any of the Proponents.

RULE 14a-8(i)(10)

CREF has not substantially implemented the Proponents' shareholder proposal.

The Company's claim to mootness is based in part on footnote 20, on page 6 of its letter. However, all three of the "strategies" delineated there are irrelevant to the Proponents' shareholder proposals, since (1) applies solely to the Company's small Social Choice Account and not to its principal investment vehicles; (2) applies solely to environmental matters; and (3) applies solely to pro-active so-called "alternative investing". None of these three "strategies" relates in any way whatsoever to the Proponents' human rights concerns.

In addition, the Company claims that its so-called "Policy Statement on Corporate Governance" renders the Proponents' proposal moot. Although this Corporate Governance statement makes reference to human rights, there is ABSOLUTLY no claim made by CREF in its letter that it has ever ENGAGED with ANY portfolio company about human rights issues in the Occupied Territories (or indeed on any human rights matter other than on the Sudan, a country with respect to which the United States law prohibits investment). In this connection, we note that although CREF states that it has voted on a general human rights shareholder proposal at Caterpillar, the Company makes no claim that it has ever undertaken with Caterpillar in the type of activity requested by the shareholder proposal, namely to "engage" with portfolio companies in order to achieve a "goal of ending all practices by which they profit from the Israeli occupation". We also note that Caterpillar is but one of several companies in the CREF portfolio that has some connection to the Occupied Territories, and even if CREF were actually to engage with a single portfolio company, that could never "substantially implement" the proposal when the portfolio contains numerous companies with such a connection.

The Proponents are requesting the Company to take exactly the type of pro-active stance that it took with respect to portfolio investments in companies that were operating in the Sudan. Since CREF has done nothing of the sort, it has failed to establish the applicability of Rule 14a-8(i)(10) the Proponents' shareholder proposal.

RULE 14a-8(i)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

We are surprised that CREF has argued that the proposal is excludable because it deals with the ordinary business operations of the Company. In so doing CREF not only fails to apply to the instant proposal the consistent Staff position that human rights proposals raise significant policy issues, but it also fails to note that the Staff has ruled that proposals submitted to portfolio managers with respect to the human rights related activities of their portfolio companies are not excludable under the "ordinary business" rubric for the simple reason that they raise significant policy issues for the portfolio manager. *Fidelity Funds* (January 22, 2008). Finally, CREF has failed to appreciate the fact that the Staff has already opined that shareholder proposals concerning human rights abuses in the Occupied Territories do, indeed, raise a significant policy issue. *American Telephone and Telegraph Company* (January 16, 1991)

The Commission has stated that the "ordinary business" exclusion of Rule 14a-8(i)(7) is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (May 21, 1998) (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."). We doubt that anyone would seriously contend that a shareholder proposal, such as that submitted by the Proponents, that implicates violations of human rights fails to meet this standard. Thus, the Staff has consistently and uniformly found that human rights proposals raise significant policy issues. See, e.g., *Halliburton Company* (March 9, 2009); *Chevron Corporation* (March 21, 2008); *American International Group, Inc.,* (March 14, 2008); *Nucor Corporation* (March 6, 2008); *Bank of America Corporation* (February 29, 2008); *Abbott Laboratories* (February 28, 2008); *PepsiCo, Inc.* (February 28, 2008); *Citigroup Inc.* (February 21, 2008); *Certain Fidelity Funds* (January 22, 2008); *Yahoo! Inc.* (April 16, 2007); *V.F. Corporation* (February 13, 2004); *E.I. du Pont de Nemours and Company* (February 11, 2004); *BJ Services Company* (December 10, 2003; *The TJX Companies, Inc.* (April 5, 2002); *Wal-Mart Stores, Inc.* (April 3, 2002); *E.I. du Pont de Nemours and Company* (March 11, 2002); *The Stride Rite Corporation* (January 16, 2002); *American Eagle Outfitters, Inc.* (March 20, 2001: *PPG Industries, Inc.* (January 22, 2001),

As noted above, the Staff has applied identical analysis to a human rights proposal submitted to a portfolio manager (similar to CREF) and found that that proposal does, in fact, raise a significant policy issue for the portfolio manager. *Fidelity Funds* (January 22, 2008).

The Staff no-action letters cited by the Company are inapposite. The shareholder proposal in the *CREF* no-action letter of September 7, 2000 (cited in footnote 8 on page 4 of the Company's letter) did not raise a human rights concern. Furthermore, it requested the divestiture of only one named company. On its face, therefore, that shareholder proposal did not raise a general policy issue for the registrant. In contrast, the Proponents' proposal is general in nature, applicable to the entire portfolio, thereby raising a policy issue for the registrant. The fact that the proposal cites three specific companies that may be involved in the Occupied Territories does not in any way detract from the fact that the proposal is not limited to those specific companies, but rather applies to all companies in the portfolio. Furthermore, although the shareholder proposal at issue in 2000 called for the divestment of a specific issuer, the Proponents' proposal merely asks CREF to "consider" divesting if the portfolio companies' conduct remains unchanged. In other words, it requests only engagement with the portfolio companies. As far as the CREF no-action letter of March 25, 2005 is concerned, the proposal at issue there failed to raise a significant policy issue since the underlying actions by the portfolio companies did not implicate any significant policy issue whatsoever. Finally, the *AT&T, Hewlett-Packard* and *Motorola* no-action letters cited in footnote 14 (page 5) did not involve Rule 14a-8(i)(7), but rather another exclusion under the rule. Consequently, they are irrelevant to the question of whether Rule 14a-8(i)(7) bars the Proponents' shareholder proposal.

In addition, we note that the Company contends that implementation of the Proponents' shareholder proposal would interfere with its policy of choosing "quiet diplomacy". (See first sentence of second full paragraph, page 4 of its letter.) However, such quiet diplomacy is exactly what the proposal is requesting, but there is not one iota of evidence that CREF has actually engaged in any "quiet diplomacy" with respect to the issue at hand. (See Rule 14a-8(i)(10) discussion above.)

Finally, we note that the Company contends that no significant policy issue is involved, apparently because it does not believe that human rights issues are implicated by Israeli activities in the Occupied Territories. (See the carryover sentence on pages 5-6 of its letter.)

In this, the Company stands virtually alone.

For example, the most recent (2011) Report of Human Rights Watch has the following to say about the human right situation in Israeli occupied West Bank:

> **World Report 2011: Israel/Occupied Palestinian Territories**
> Events of 2010
> The human rights *crisis* (emphasis supplied) in the Occupied Palestinian Territories (OPT) continued in 2010, despite marginal improvements. . . .
> In the West Bank, including East Jerusalem, Israel imposed severe restrictions on Palestinian freedom of movement, demolished scores of homes under discriminatory practices, continued unlawful settlement construction and arbitrarily detained children and adults. . . .
> Israeli forces in the West Bank killed at least seven Palestinian civilians as of October. According to B'Tselem, those killed, including two young men collecting scrap metal and two children participating in a demonstration inside their village, posed no danger to Israeli military forces or civilians.
> Israeli settlers destroyed or damages mosques, olive trees, cars, and other Palestinian property, and physically assaulted Palestinians. . . Israeli authorities arrested numerous settlers but convicted few. . . .
> Israel maintained onerous restrictions on the movement of Palestinians in the West Bank. . . It removed some closure obstacles, but more than 500 remained. . . .

Israeli military justice authorities detained Palestinians who advocated non-violent protest against Israeli settlements and the route of the separation barrier. . . .
As of September, Israel held 189 Palestinians in administrative detention without charge.

On January 11, 2011, Human Rights Watch issued a press release entitled "Israel/West Bank: Jail for Peaceful Protesters" in which it stated that the conviction of a Palestinian had raised "grave due process concerns". It further stated that "the conviction was based on allegations that did not specify any particular incidents of wrongdoing and on statements by children who retracted them in court" and who had been interrogated in Hebrew, a language they did not understand. (See www.hrw.org/en/news/2011/01/12/israelwest-bank)

In addition, Human Rights Watch published last December a report on businesses that profit from doing business with West Bank settlements, and made several recommendation, including implementing "strategies to prevent and mitigate any corporate involvement in such [human rights] abuses" and "where business activity directly contributes to serious violations of international law . . . take action to end such involvement in legal violations, including where necessary ending such operations altogether". See *Separate and Unequal*, subpart II, "Recommendations to Businesses Profiting from Settlements". (December 19, 2010) www.hrw.org/en/reports/2010/12/19

Similarly, Freedom House (2010 edition), which rates the status of all of the nations of the world, ranks the Occupied Territories as follows (where 1 is the highest and 7 the lowest):

Political Rights Score: 6
Civil Liberties Score: 6
Status: Not Free

Other nations equally ranked as "6" include such human rights abusers as Afghanistan, Iran, Tunisia, Vietnam and Zimbabwe, and are ranked just barely above nations such as China, Cuba, Saudi Arabia and Syria.(See www.freedomhouse.org.)

The U.S. Department of State publishes annually a Report on Human Rights Practices in every nation around the globe. Its 2010 Country Report for the Occupied Territories included the following in its introduction:

> Principal human rights problems related to Israeli authorities in the West Bank were reports of excessive use of force against civilians, including killings, torture of Palestinian detainees, improper use of security detention procedures, austere and overcrowded detention facilities, demolition and confiscation of Palestinian properties, limits on freedom of speech and assembly, and severe restrictions on Palestinians' internal and external freedom of movement.

Consequently, it is scarcely surprising that the Staff has long held that shareholder proposals concerning human rights abuses in the Occupied Territories raise important policy issues. *American Telephone and Telegraph Company* (January 16, 1991).

In addition, it should be noted that divestiture of companies involved in business in the West Bank have taken place at a number of European financial institutions, including the Norwegian governmental pension plan, the largest Swedish pension plan, Danske Bank, Folksam (Sweden's largest asset manager), PKA Ltd (large Danish pension plan) and Dexia (Belgian-Franch).

Finally, we believe that the only attempt by the Company to establish that the Proponents' proposal fails to raise a policy issue actually proves the reverse, namely that it does raise an important policy issue. In the carryover sentence on pages 5-6 the Company cites a vote in the United Nations Security Council in support of its position. In that vote fourteen members of the Security Council voted for the condemnation of Israel and one, the United States, voted against it. The United States vote constituted a veto of a resolution otherwise unanimously agreed to by all of the other members of the Security Council. Whether the United States was right or wrong to veto the condemnation is not the issue. The issue is whether the shareholder proposal raises an important policy issue, not whether the views of the Proponents, or of the United States, are correct. Such an all but unanimous vote by the responsible nations of the world provides irrefutable proof that the Proponents' shareholder proposal implicates an important policy issue.

For the foregoing reasons, CREF has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

RULE 14a-8(i)(3)

The primary reason that the Staff issued Staff Legal Bulletin 14B (September 15, 2004) was to end the practice of registrants raising insubstantial objections to the wording of shareholder proposals, and, in particular, raising objections that proponent's statements really constituted opinions (although not labeled as such) or were statements of fact that were disputable. Thus, the Bulletin stated (section B.1.4.):

> Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). . . . going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances
>
> - . . .
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - . . . .
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

It is clear that the company's objections are precisely of the type that the Staff Legal Bulletin was intended to obviate. Thus the Company (final paragraph, page 8) complains that some statements are "highly controversial and subject to widely differing views as to their accuracy and implications" and are contrary to policy positions taken by the United States government. Even if true, the Staff Legal Bulletin clearly establishes that such alleged deficiencies are not sufficient grounds for the invocation of Rule 14a-8(i)(3). Similarly, CREF claims that the Proponents have misconstrued the CREF Social Responsible Investing Report (the "Report"). Once again, the Staff Legal Bulletin would appear to preclude any 14a-8(i)(3) objection. In any event, the characterization by the Proponents of the Company's Report would appear to be accurate, since that Report states (page 8) that "We believe that companies should respect human rights by . . . avoiding complicity in human rights abuses committed by others".

Furthermore, the position taken by the Proponents is "not contrary to positions taken by the United States government" as alleged in the final paragraph on page 8 of the Company's letter and footnote 32 to the aforesaid quote. As stated in the very Reuters article cited by CREF, Ambassador Rice stated to the Security Council that the "US view is that the Israeli settlements lack legitimacy". That same article relied upon by the Company also stated that the position of Brittan, France and Germany is that the settlements "are illegal under international law".

In summary, the Company has failed to establish that any statement by the Proponents violates Rule 14a-8(i)(3).

Two final points. First, even if the Company's arguments were to be accepted, the only result would be that some phrases or sentences would have to be excised, but the entire proposal would not be excludable. Second, if the Staff were to disagree with our position, the Proponents' would be willing to amend the proposal to eliminate any portion deemed to be false or misleading.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request.

Subject to the supplemental information provided in the next paragraph, we would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Please note, however, that the undersigned will be out of the country April 27- May 16, but will have sporadic access to email. During that period please send any communication by email and copy any such communication to Ms. Barbara Harvey, Esq., whose email is blmharvey@sbcglobal.net; tel and fax 313-567-4228.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: William J. Mostyn, III
Sidney Levy
Barbara Harvey


TIAA
CREF
FINANCIAL SERVICES
FOR THE GREATER GOOD

William J. Mostyn, III
Senior Vice President and
Corporate Secretary
Tel: (617) 788-5969
Fax: (617) 788-5959
wmostyn@tiaa-cref.org

March 22, 2011



VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The College Retirement Equities Fund – 2011 Annual Meeting
Omission of Shareholder Proposal of Aaron Levitt *et al.*

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff ("Staff") of the Securities and Exchange Commission ("Commission") of CREF's intention to omit from its proxy statement and form of proxy ("2011 Proxy Materials") a shareholder proposal and supporting statement that were submitted to CREF by Aaron Levitt (the "Proponent"), dated February 11, 2011 (the "Proposal"), [1] for CREF's 2011 annual meeting.[2]

The Proposal requests certain investment-related actions in regard to portfolio companies in which CREF invests that, according to the Proposal, "profit from their complicity in human rights abuses and violations of law committed to maintain and expand Israel's occupation of the West Bank." Specifically, the Proposal requests shareholder action on the following resolution:

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment

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[1] Several CREF participants submitted identical proposals for inclusion in the 2011 Proxy Materials. In related correspondence, the participants indicate that Mr. Aaron Levitt will act as the lead filer. CREF intends to omit all of these proposals and the term "Proposal," as used in this letter, refers to these proposals as well. If CREF were to include Mr. Levitt's proposal, CREF intends to exclude all of the other proposals on the grounds that they are duplicative." *See* Rule 14a-8(i)(11).

[2] CREF expects to file definitive Proxy Materials on or about June 10, 2011.

> to cooperate, CREF should consider divesting as soon as market conditions permit.

The Proposal would interfere with CREF's investment decision making process, by allowing shareholders to direct or influence CREF's selection of portfolio securities and its ongoing efforts to promote long-term investment value by engaging portfolio companies in dialogue on environmental, social, and governance issues. The Proposal advocates one side in a highly controversial and complex geopolitical dispute, and makes assertions of immoral and illegal conduct that are subject to widespread disagreement. Requiring CREF to include the Proposal in its proxy materials, and to respond to these statements, would make the CREF proxy materials a forum for debate and referendum on this political issue. This would be contrary to the purpose of the Commission's proxy rules and its longstanding interpretations of those rules.

As more fully discussed below, we believe that Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), permits CREF to omit the Proposal from the 2011 Proxy Materials based on three express exclusions: (1) the Proposal deals with a matter relating to CREF's ordinary business operations, and thus is excludable pursuant to subparagraph (i)(7) of Rule 14a-8; (2) the essential objective of the Proposal has already been substantially implemented, and thus the Proposal is excludable pursuant to subparagraph (i)(10) of Rule 14a-8; and (3) the Proposal is misleading in contravention of Rule 14a-9 under the Exchange Act, and thus is excludable pursuant to subparagraph (i)(3) of Rule 14a-8.

For these reasons, we request the Staff to confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its 2011 Proxy Materials.

Please be advised that, pursuant to paragraph (j) of Rule 14a-8, CREF has simultaneously notified the Proponent of its intent to omit the Proposal from its 2011 Proxy Materials by a copy of this letter.

CREF is a non-profit corporation established under the laws of New York State and registered with the Commission as a diversified management investment company under the Investment Company Act of 1940, as amended.[3] CREF and Teachers Insurance and Annuity Association of America ("TIAA") form the principal retirement system for the nation's education and research communities. The financial services organization of which both companies are a part is sometimes referred to as "TIAA-CREF."[4]

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[3] CREF has eight different investment accounts: the Stock Account, Social Choice Account, Growth Account, Global Equities Account, Equity Index Account, Money Market Account, Bond Market Account, and Inflation-Linked Bond Account.

[4] TIAA-CREF Investment Management, LLC, a subsidiary of TIAA, serves as CREF's investment manager.

II. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to CREF's ordinary business operations.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." This paragraph of the rule is captioned "management functions." The Commission has explained that the policy underlying the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."[5]

1. The Proposal impermissibly seeks to subject fundamental management functions – the selection and ongoing assessment of portfolio investments – to an inappropriate level of shareholder oversight and micro-management.

As the Staff has recognized in numerous Rule 14a-8 no action letter responses, "the ordinary business operations of an investment company include buying and selling portfolio securities."[6] Omitting the Proposal thus fits squarely within the purpose of the exclusion for "management functions."

The proposal seeks to affect how and when CREF purchases and sells portfolio securities. These matters are fundamental to the day-to-day management of CREF. The Proposal thus amounts to the micro-management of essential business functions by shareholders, which is exactly what the ordinary business or "management functions" exclusion under Rule 14a-8 is designed to prevent.[7] The argument for excluding the Proposal is particularly strong in this case, since the Proposal names three specific issuers – Caterpillar, Veolia and Elbit. The Staff has previously granted similar no-action assurance to CREF in connection with a proposal relating to investment in a specific portfolio company under the ordinary business

[5] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 (May 21, 1998).

[6] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 3, 2004) ("2004 CREF Letter"); *see also*, Morgan Stanley Africa Investment Fund, Inc., SEC No-Action Letter (pub. avail. Apr. 26, 1996) ("Morgan Stanley Letter") (noting that an investment company's ordinary business operations include "the purchase and sale of securities and the management of the [f]und's portfolio securities"); State Street Corp., SEC No-Action Letter (pub. avail. Feb. 24, 2009).

[7] The Staff has concurred on numerous occasions that exclusion of a proposal may be proper where the proposal attempts to subject technical aspects of a company's ordinary business operations to shareholder oversight. *See, e.g.*, Merck & Co., Inc., SEC No-Action Letter (pub. avail. Jan 23, 1997).

operations exclusion.[8] The Staff has also allowed for exclusion when a group of specific companies is at issue.[9]

The Proposal requests that CREF engage with specific portfolio companies on a specific issue and that CREF consider divesting from companies that do not "cooperate" within a time frame set forth in the Proposal. Thus, not only does it seek to interfere with CREF's buying and selling of portfolio securities, the Proposal seeks to micro-manage TIAA-CREF's ongoing engagement with portfolio companies, which is an integral part of CREF's investment activities. TIAA-CREF communicates directly (using "quiet diplomacy") with hundreds of companies each year on matters of corporate governance and social responsibility, and has established policies and processes that guide the selection of both portfolio companies and engagement objectives.[10] The Proposal seeks to micro-manage this process by defining the subject matter and goals of company discussions, identifying the companies with which to engage, and setting a deadline beyond which CREF should consider divestment. As a group, shareholders lack sufficient information about the companies or issues to make these decisions on CREF's behalf, and allowing this resolution to proceed could subject these specific business judgments to decision-making by referendum in the future. Further, this resolution seeks to force TIAA-CREF to publicly confront certain portfolio companies, which contradicts TIAA-CREF's stated and well-tested policy of quiet diplomacy.[11]

Importantly, our choice of quiet diplomacy policy is related to our core investment function. Forcing us to change or disrupt our quiet diplomacy policy could, among other adverse consequences, make it more difficult for our portfolio managers to have productive ongoing communications with portfolio companies on financial and other fundamental investment matters and could jeopardize beneficial relationships with these companies.

Because the Proposal deals with matters that are fundamental to CREF's ordinary business operations, the Proposal may be excluded from CREF's proxy materials under Rule 14a-8(i)(7).

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[8] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. Sept. 7, 2000) (finding that a proposal requesting divestment from a portfolio company that allegedly created environmental hazards was excludable because it related to CREF's ordinary business operations).

[9] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. March 31, 2005) ("2005 CREF Letter") (finding that exclusion was allowable where the proposal related to divestment of shares in a group of issuers).

[10] *See* TIAA-CREF Policy Statement on Corporate Governance 4 (6th ed.) [*hereinafter* Policy Statement], stating, "Our preference is to engage privately with portfolio companies when we perceive shortcomings in their governance or environmental and social policies and practices that we believe impacts their performance. This strategy of 'quiet diplomacy' reflects our belief and past experience that informed dialogue with board members and senior executives, rather than public confrontation, will most likely lead to a mutually productive outcome."

[11] As discussed below, because TIAA-CREF already has a defined policy and strategy for the engagement of portfolio companies with regard to corporate governance and social responsibility issues, the Proposal may also be omitted under Rule 14a-8(i)(10), the "substantial implementation" exclusion.

2. The proposal does not raise significant "social policy" issues that would justify an exception from the ordinary business exclusion.

We recognize the Commission's view that a shareholder proposal that relates to certain types of management functions may not be excludable under Rule 14a-8(i)(7) if the proposal "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[12] That is not the case here.

The Proposal does not "transcend day-to-day business matters." It goes to the very core of the management function for CREF, which is investing participant assets in accordance with the investment objectives of the CREF accounts. [13] Moreover, the Proposal does not raise "policy issues" that "are appropriate for a shareholder vote." On the contrary, the Proposal takes sides - and asks CREF and its other participants to take sides – in a highly controversial geopolitical dispute of enormous complexity. This dispute is not the type of policy issue that should prevent exclusion.[14]

In applying this aspect of the ordinary business exclusion, the Staff often looks to the nature and level of public concern and debate on the issue. [15] In this connection, it is instructive to compare the Proposal with the human rights situation in Sudan, where public attention and debate led to the passing of legislation by the United States government,[16] condemnation by the United Nations,[17] and widespread divestiture by a broad spectrum of university endowments, public pension funds and other entities.[18] By contrast, the United

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[12] *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 (May 21, 1998).

[13] Not every "significant social policy issue" takes management functions out of the ordinary business exclusion. *See, e.g.*, General Electric Co., SEC No-Action Letter (pub. avail. Feb 3, 2005) (finding that a proposal relating to the relocation of U.S. jobs to foreign countries was excludable because it related to "management of the workforce," an ordinary business matter, even though it also addressed a significant social policy issue).

[14] The Staff has in the past permitted the exclusion of shareholder proposals dealing with the Israeli-Palestinian conflict under Rule 14a-8(i)(5), based in part on the view that "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related to the Company's business." AT&T Inc., SEC No-Action Letter (pub. avail. Jan. 30, 1992); *see also*, Hewlett-Packard Co. (Reik), SEC No-Action Letter (pub. avail. Jan 7, 2003); Motorola Inc., SEC No-Action Letter (pub. avail. Feb. 21, 1995). In an earlier letter to AT&T, the Staff had declined relief under Rule 14a-8(i)(7) based on the policy issue. *See* AT&T Inc., SEC No-Action Letter (pub. avail. January 16, 1991). However, the Staff's 1992 response to AT&T, while addressing a different exclusion, effectively reverses this position, and in any case the 1991 AT&T letter addresses different facts and circumstances.

[15] *See* AT&T Inc., SEC No-Action Letter (pub. avail. Feb. 2, 2001).

[16] *See* Sudan Accountability and Divestment Act of 2007, Pub. L. No. 110-174, 121 Stat. 2516 (2007).

[17] *See* United Nations Human Rights Council Report (March 12, 2007) *available at* http://news.bbc.co.uk/2/shared/bsp/hi/pdfs/12_03_07_un_sudan.pdf.

[18] *See also*, Int'l Business Machines Corp., SEC No-Action Letter (pub. avail. Mar. 2, 2000) (permitting the exclusion of a proposal that implicates the political process, rather than social issues).

States has vetoed proposed resolutions in the United Nations Security Council that would have supported condemnation of the activities at the heart of the Proposal.[19]

Accordingly, we urge the Staff not to conclude that the Proposal raises an issue of social policy so significant that a shareholder vote is appropriate.

B. The Proposal may be excluded under Rule 14a-8(i)(10) because the essential objectives of the Proposal have already been substantially implemented.

Rule 14a-8(i)(10) permits omission of a shareholder proposal if "the company has already substantially implemented the proposal." Because TIAA-CREF has implemented a policy for identifying portfolio companies to engage on a broad range of matters, including human rights matters, and divesting from companies when judged appropriate, CREF has substantially implemented the essential objectives of the Proposal.[20]

The Staff has stated that "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[21] Significantly, when applying the substantial implementation standard, a proposal need not be "fully effected."[22] Rather, the Staff will grant no-action assurance when a company has implemented the *essential objective* of a proposal, even in cases where the company's actions do not fully comply with the specific dictates of the proposal.[23]

In this case, the essential objectives of the Proposal are two-fold. First, the Proposal asks CREF to engage specific issuers in its portfolio and encourage them to cease practices by which they allegedly profit from their complicity in human rights abuses.[24] Second, the

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19 *See U.S. vetoes U.N. draft condemning Israeli settlements* REUTERS, February 18, 2011, *available at* http://www.reuters.com/article/2011/02/18/us-palestinians-israel-un-vote-idUSTRE71H6W720110218.

20 By way of background TIAA-CREF, organization-wide, has three strategies regarding socially responsible investing, depending on the investing portfolio involved: (1) the CREF Social Choice Account implements social screening that gives special consideration to companies' environmental, social and governance ("ESG") records; (2) all public equity portfolios seek to promote long-term investment value by exercising shareholder rights to influence the ESG policies of the companies in which they invest (shareholder advocacy); and (3) the TIAA General Account and Social Choice Account use focused community and impact investing programs, including microfinance and community bank deposits with the goal of delivering competitive returns and positive social impact. *See* 2010 Socially Responsible Investing Report 3 [*hereinafter* Investing Report].

21 *See* Texaco Inc., SEC No-Action Letter (pub. avail. March 28, 1991).

22 SEC Release No. 34-20091, 48 FR 35082 (August 16, 1983).

23 *See, e.g.*, Freeport-McMoran Copper & Gold, Inc., SEC No-Action Letter (pub. avail. Mar. 5, 2003) (company already had implemented a human rights policy, even though the specific elements of the policy did not meet the shareholder proponent's objectives); *see also*, AMR Corp., SEC No-Action Letter (pub. avail. April 17, 2000); *see also*, Kmart Corp., SEC No-Action Letter (pub. avail. Mar. 12, 1999).

24 As stated in the supporting statement of the Proposal, CREF invests in companies "that profit from their complicity in human rights abuses and violations of law…."

Proposal asks CREF to consider divestment from those companies that continue to profit from these asserted human rights abuses after engagement, if the issuers do not cooperate within a stated time frame.

These concerns relate to policies and practices that TIAA-CREF has already put in place to engage with portfolio companies, including on human rights matters. The policies and practices are included in the TIAA-CREF Policy Statement on Corporate Governance (the "Policy Statement"), and are addressed in the TIAA-CREF 2010 Socially Responsible Investing Report (the "Investing Report").[25] In providing guidance to portfolio companies, as well as participants, about corporate governance and social responsibility practices that TIAA-CREF expects of portfolio companies, the Policy Statement provides:

> "companies *should strive to respect [human] rights* by developing policies and practices to avoid infringing on the rights of workers, communities and other stakeholders throughout their global operations. . . . Companies should pay heightened attention to human rights in *regions characterized by conflict* or weak governance. . . . "[26]

In this connection, TIAA-CREF's Corporate Governance group has established procedures for monitoring and engaging portfolio companies. In selecting issues for engagement, the Corporate Governance group utilizes a defined process to systematically identify issues for engagement based upon, among other factors, their relevance to the market, potential impact on performance, governance practices, and public interest.[27] The engagement strategy reflects TIAA-CREF's dedication to good governance and social responsibility, and certainly encompasses the Proposal's request that CREF "engage with corporations in its portfolio." In fact, in 2010, TIAA-CREF specifically engaged Caterpillar, one of the three companies identified in the Proposal, by voting in favor of a shareholder proposal requesting Caterpillar to institute a human rights code of conduct.[28]

Moreover, the Policy Statement addresses divestment, noting that:

> "[TIAA-CREF] may, as a last resort, *consider divesting from companies* we judge to be complicit in genocide and crimes against humanity, the most serious human

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25 Policy Statement at 25; *see also*, Investing Report at 8.

26 Policy Statement at 26 (emphasis added).

27 *Id.* at 5.

28 As part of the engagement process, TIAA-CREF is a member of an expert group organized by the United Nations Global Compact and the United Nations Principles for Responsible Investment. The group published the "Guidance on Responsible Business in Conflict-Affected and High Risk Areas," *available at* http://www.unglobalcompact.org/docs/issues_doc/Peace_and_Business/Guidance_RB.pdf. This guidance assists companies in implementing responsible business practices in conflict-affected areas, which, although not specifically referenced, would include the West Bank and Gaza. Veolia, one of the companies identified in the Proposal, is also a member of the expert group.

> rights violations, *after sustained efforts at dialogue have failed* and divestment can be undertaken in a manner consistent with our fiduciary duties."[29]

This policy is not a mere formality. In 2009, after an extended campaign to persuade certain companies to change their business strategies, CREF divested from several companies with ties to the government of Sudan in order to ease suffering and end genocide in Darfur.[30]

In this case, the Policy Statement and TIAA-CREF's practices thereunder address the Proposal's essential objectives of engaging portfolio companies on human rights matters, and, considering, as a last resort in cases of the most serious human rights violations, divesting from companies that do not respond favorably. Accordingly, TIAA-CREF has already developed and implemented a comprehensive policy that "compares favorably with the guidelines of the [P]roposal" and that implements the essential objective of the Proposal. Therefore, the Proposal may be omitted from CREF's 2011 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal may be excluded under Rule 14a-8(i)(3).

An issuer may omit a shareholder proposal or supporting statement from its proxy materials under Rule 14a-8(i)(3) when the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) when it makes charges concerning improper, illegal, or immoral conduct or association without a factual basis.[31]

The Proposal includes factual assertions that are, at best, highly controversial and subject to widely differing views as to their accuracy and implications and, at worst, on their face untrue and contrary to positions taken by the United States government.[32] As discussed above, the Proposal makes these statements in connection with asking shareholders to take sides on a complex, controversial geopolitical dispute. CREF could not include the Proposal and these asserted facts without a response. However, CREF does not believe it would be possible to provide, in the 2011 Proxy Materials, a fair and balanced presentation on these facts and issues that would provide a basis for shareholders to reach an informed

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[29] Policy Statement at 27 (emphasis added).

[30] TIAA-CREF Statement on Former Holdings in Companies with Ties to Sudan (Jan. 4, 2010), *available at* http://www.tiaa-cref.org/public/about/press/about_us/releases/pressrelease313.html.

[31] See Staff Legal Bulletin 14B (Sept. 14, 2004).

[32] For example, the Proposal asserts that maintaining and expanding Israel's "occupation of the West Bank" involves "violations of law," including "unlawful land expropriation." Compare action by the United States on Friday February 18, 2011, vetoing a United Nations Security Council resolution that would have declared Israeli settlements in the West Bank illegal. *See U.S. vetoes U.N. draft condemning Israeli settlements, supra* note 19.

view on this controversy and the merits of the Proposal.[33] Even if it were possible to provide a balanced discussion of the facts asserted, CREF does not believe that the Commission's proxy rules are intended to subject issuers to the severe burdens and expense of attempting to make their proxy materials a full and fair forum for debate on Middle East politics.

In addition, the Proposal materially mischaracterizes CREF's beliefs and policies relating to activities of its portfolio companies in a manner that is likely to be confusing and misleading to CREF shareholders.

The Proposal states that:

> "TIAA-CREF believes that avoiding complicity in human rights abuses and violations of law committed by others is both ethical and financially sound avoidance of unstable, insecure investments."

However, although the Proponent cites the Investing Report for this assertion, this language is not in the Investing Report. Furthermore, in the context of the Proposal, the statement seems intended to mean that TIAA-CREF believes that ownership of a company is tantamount to "complicity" in the activities of that company. As a fiduciary charged with investing in the best interests of all its shareholders, CREF does not and cannot take that view. While many companies in which CREF invests may report violations of law and/or engage in other activities with which management (or individuals within management) would not agree, this does not mean that ownership of the portfolio companies represents "complicity." If that were the case, there would be few investment opportunities for CREF to select without being accused of violating its own policy and being complicit in those violations and activities. This approach does not represent CREF's views of investing, and it would be misleading for its 2011 Proxy Materials to include statements to that effect.

II. CONCLUSION

In view of the fact that (1) the Proposal deals with matters relating to CREF's ordinary business operations, (2) the Proposal is already substantially implemented, and (3) it contains false and misleading statements, it is our opinion that CREF, in accordance with Rules 14a-8(i)(7), 14a-8(i)(10), and 14a-8(i)(3) is permitted to exclude the Proposal from its 2011 Proxy Materials. Based on the foregoing, CREF respectfully requests confirmation from the Staff that it will not recommend enforcement action to the Commission if CREF excludes the Proposal from its 2011 Proxy Materials.

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[33] Consider, in connection with the difficulties such a presentation would impose on CREF, the so-called Negroponte Doctrine, set forth by John Negroponte, former U.S. Ambassador to the United Nations. In 2002, the Ambassador stated that the United States will oppose Security Council resolutions concerning the Israeli-Palestinian conflict that condemn Israel without also condemning terrorist groups. *See* United States Mission to the United Nations, Negroponte Doctrine on Security Council Resolution on the Middle East (Oct. 6, 2003).

If the Staff disagrees with our conclusion that the Proposal may be excluded from CREF's 2011 Proxy Materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response. As required by Rule 14a-8(j), six copies of this letter and its attachments are enclosed and a copy is being forwarded concurrently to the Proponent.

Yours truly,



William J. Mostyn, III
Senior Vice President and Corporate Secretary
TIAA Overseers, TIAA and CREF

Cc: Jeffrey S. Puretz, Esq. Dechert LLP
Ruth S. Epstein, Esq. Dechert LLP

February 11, 2011

William J. Mostyn III
Senior Vice President and Corporate Secretary
TIAA Overseers, TIAA and CREF

One Beacon Street
Boston, MA 02108
p 617-788-5969
f 617-788-5959

I hereby file the following proposal which requests that CREF engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation, and if, by the annual meeting of 2012, there is no commitment to cooperate, CREF consider divesting as soon as market conditions permit.

This proposal is filed for inclusion in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

A number of CREF participants are filing this proposal. Aaron Levitt is the lead filer; his contact information is aaronjlevitt@gmail.com, 917-658-8157.

I have over $2,000 worth of investments in CREF, which I have held continuously for more than one year prior to the proposal filing date. I intend to continue to hold the required number of shares through the date of the company's annual meeting in 2011 and will be present in person or by proxy at that meeting.

Sincerely,



Josh Connor

PROPOSAL:

WHEREAS, we and many other TIAA-CREF participants place respect for human rights and the rule of law at the top of our list of important social concerns;[1] and

WHEREAS, TIAA-CREF believes that avoiding complicity in human rights abuses and violations of law committed by others is both ethical and financially sound avoidance of unstable, insecure investments;[2] and

WHEREAS, CREF nevertheless invests in companies, such as Caterpillar, Veolia, and Elbit, that profit from their complicity in human rights abuses and violations of law committed to maintain and expand Israel's occupation of the West Bank, including East Jerusalem;[3] and

WHEREAS, CATERPILLAR profits from the destruction of Palestinian homes, farms, and orchards by supplying the bulldozers that are used for such demolition work; and

WHEREAS, the number of Palestinian homes demolished on occupied territory was in 2010 triple the number of such demolitions in 2009, despite condemnation by numerous human rights organizations;[4] and

WHEREAS ELBIT profits from regular attacks on the civilian Palestinian population, by providing military equipment, such as unmanned drones, despite condemnation of Israel's use of unmanned drones by Amnesty International and Human Rights Watch;[5] and

WHEREAS ELBIT also profits by providing electronic surveillance systems that are built into the Separation Wall, despite the finding by the International Court of Justice in 2004 that Israel's construction of more than 80% of the Separation Wall on Palestinian land, instead of Israeli land, was an unlawful land expropriation under international law; [6] and.

WHEREAS VEOLIA profits from the building and growth of Israeli settlements in the West Bank, by operating a landfill that serves the settlements and contracting to operate an illegal light rail system connecting settlements with West Jerusalem, despite the call by Human Rights Watch for all businesses profiting from settlements to mitigate any corporate involvement in abuses of human rights and international law caused by these settlements and, when necessary, end these business operations altogether.[7]

THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment to cooperate, CREF should consider divesting as soon as market conditions permit.

[1] TIAA-CREF 2010 SOCIALLY RESPONSIBLE INVESTING REPORT, page 8.
[2] TIAA-CREF 2010 SOCIALLY RESPONSIBLE INVESTING REPORT, page 8.
[3] See http://jewishvoiceforpeace.org/tiaa-cref
[4] 'Demolition of Palestinian homes in West Bank's Area C tripled in 2010'. Haaretz, January 26, 2011, http://www.haaretz.com/print-edition/news/demolition-of-palestinian-homes-in-west-bank-s-area-c-tripled-in-2010-1.339216
[5] Precisely Wrong: Gaza Civilians Killed by Israeli Drone-Launched Missiles. Human Rights Watch, Jun 30, 2009. Amnesty urges suspension of UK arms sales to Israel as evidence revealed that Israel military drones may use British-built engines. Amnesty International, Jan 9, 2009
[6] International Court of Justice. Legal Consequences of the Construction of a Wall in the Occupied Palestinian Territory. http://www.icj-cij.org/docket/index.php?pr=71&code=mwp&p1=3&p2=4&p3=6&case=131&k=5a
[7] Human Rights Watch, Separate and Unequal, Dec 2010. http://www.hrw.org/en/node/95059/section/3

April 15, 2013

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject: Corrected Response to CREF request to omit the Shareholder Proposal of Steve Tamari and hundreds of co-filers from the proxy booklet and a vote at 2013 Annual Meeting

Dear Mr. Kotapish:

Proponents Steve Tamari and about 200 co-filers request that the SEC Staff reject the request by CREF for a no-action decision. Proponents respectfully ask the Staff to consider the following response to CREF's request.

A. The proposal falls under an exception to the ordinary business exclusion.

The proposal may not be excluded from the proxy because it falls under an exception to the ordinary business exclusion for matters of "widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues."[1]

The eight examples cited in the proposal's supporting statement illustrate the widespread public debate and increasing recognition by authoritative United Nations, US government, foreign government, and non-governmental bodies that the issue of Israel's occupation of Palestine raises significant social and corporate policy issues. The examples include (1) a decision by the International Court of Justice; (2) a resolution adopted by the UN General Assembly; (3) US official policy; (4) a call by Human Rights Watch; (5) a call by the UN Special Rapporteur on the Situation of Human Rights in the occupied Palestinian territories; (6) a call on Congress by leaders of 15 major US churches; (7) calls by the United Methodist Church, the Presbyterian Church and the United Church of Canada; (8) decisions by South Africa, the UK, and Denmark, and a request to the European Union by 20 NGOs (details of each are provided below).

In addition to these eight examples, events and media articles described later in this letter further illustrate the widespread public debate and increasing recognition that the issue of Israel's

[1] IBM, Inc. SEC unable to concur to no-action letter request, February 16, 2000: "We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate** concerning the conversion from traditional defined benefit pension plans to cash-balance plans **and the increasing recognition that this issue raises significant social and corporate policy issues,** it is our view that proposals relating to the conversion from traditional defined benefit pension plans to cash-balance plans cannot be considered matters relating to a registrant's ordinary business operations. Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added)

occupation of Palestine and the human rights violations committed in its conduct raise significant social and corporate policy issues.

B. The proposal's supporting statement places investment in companies whose operations support the Israeli occupation in the context of TIAA-CREF social responsibility policy and provides examples of widespread public debate.

The supporting statement recognizes that TIAA-CREF has adopted "socially responsible" policies and that its Social Choice accounts "invest based on environmental, social, and governance (ESG) criteria, including a commitment to honor human rights." It further recognizes that TIAA-CREF has agreed to "incorporate ESG issues into investment analysis and decision-making processes."

The supporting statement then says, "Despite these policies, CREF nevertheless invests in companies whose operations raise serious human rights concerns," namely "companies providing support for the Israeli occupation and segregated settlements." Ten and a half paragraphs of the supporting statement focus on this issue, including the eight examples illustrating widespread official and public debate and recognition of the importance of the Israeli occupation issue. This part of the supporting statement starts with an example of one company that takes blatant discrimination against Palestinians in occupied Palestine to humiliating extreme: That company dumps waste from illegal West Bank settlements on occupied Palestinian land, and through subsidiaries, operates segregated bus services for Israeli settlers in the occupied West Bank Palestinian territories and a light rail connecting illegal West Bank settlements to Jerusalem.

C. The proposal's resolved clause places "companies whose business supports Israel's occupation" in the context of egregious human rights violators and calls for an end to investments in such companies.

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

Analysis

D. CREF offers no facts to support its opinion.

In its letter to the SEC, dated March 22, 2013, CREF asserts its opinion as fact that "this issue is not the type of widely-accepted, significant social policy issue that would transcend the ordinary business exclusion." CREF offers no facts to support its opinion that the issue is not "widely accepted" or is not the right "type of widely-accepted issue."

E. CREF misstates the SEC criteria in its 2013 letter but CREF got it right in 2004.

CREF does not offer any citation showing "type of widely-accepted" as a criterion used by the SEC either in addition to or instead of "widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues."

In its March 22, 2013 letter, CREF entirely omits mentioning the SEC criterion as to whether this is an issue of "widespread public debate." Nor does CREF address whether there is "increasing recognition that the issue raises significant social and corporate policy issues." These omissions are not because CREF is unaware of these SEC criteria.

In its February 24, 2004 letter to the SEC[2] (the "2004 letter"), cited by CREF in its March 22, 2013 letter, CREF properly described the actual SEC criteria. In the 2004 letter CREF said:

> B. The Proposal does not raise significant social policy issues.
>
> The Staff has indicated that a shareholder proposal that would normally be excludable as dealing with a matter relating to a company's ordinary business operations may not be excludable if it raises significant social policy issues.[9] The Staff has determined that shareholder proposals involve significant social policies if they involve issues that engender **widespread debate**,[10] **media attention**[11] and **legislative and regulatory initiatives**.[12] (the footnotes in brackets are in CREF's letter.)[3]

Regarding "widespread debate," in footnote 10 of its 2004 letter to the SEC, CREF cited "Division of Corporation Finance: Staff Legal Bulletin No. 14A, Shareholder Proposals."[4]

Staff Legal Bulletin No. 14A states:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[6] The Division has noted many times that **the presence of widespread public debate** regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."[7]

In the 2004 letter, CREF continued with a fact and an argument:

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[2] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 3, 2004), http://www.sec.gov/divisions/investment/noaction/crfuller050304.pdf

[3] Similarly, Fidelity Aberdeen Street Trust (2008) admitted in its letter to the SEC that (unsuccessfully) requested a no-action letter: "We recognize that the Staff of the Commission has indicated that a shareholder proposal that would normally be excludable under Rule 14a-8(i)(7) may not be excludable if it raises significant social policy issues.[9] Shareholder proposals involve significant social policies if they involve issues mat [typo in original; should be "that"] **engender widespread debate, media attention and legislative and regulatory initiatives.**[10]"

[4] Division of Corporation Finance: Staff Legal Bulletin No. 14A, Shareholder Proposals, Action: Publication of CF Staff Legal Bulletin, Date: July 12, 2002 http://www.sec.gov/interps/legal/cfslb14a.htm

> Here, the Proposal relates to the divestiture of a single portfolio investment. Therefore, although CREF appreciates the gravity of the allegations contained in the supporting statement, it believes that the Proposal itself is related to an ordinary business topic.

In its March 22, 2013 letter to the SEC, CREF implicitly recognized what its burden is by citing its own 2004 letter (see footnote 8 of the March 22, 2013 letter). But in this March 22, 2013 letter to the SEC, CREF omitted explicit mention of the widespread public debate and media attention criteria CREF had already recognized in its May 3, 2004 letter to the SEC. In addition to not explicitly mentioning these criteria, TIAA-CREF also provided no fact and no argument regarding these criteria.[5]

Having implicitly admitted to the widespread public debate and media attention SEC criteria through its citation of its 2004 letter, but having omitted making explicit mention of these criteria in its March 22, 2013 letter, and having omitted fact and argument regarding these criteria in its March 22, 2013 letter to the SEC, CREF could not have met its burden.

Interestingly CREF took upon itself the power to revise the SEC criteria. CREF asserts in its March 22, 2013 letter that "this issue is not **the type of widely-accepted**, significant social policy issue that would transcend the ordinary business exclusion." (Emphasis added.) This CREF version of the criteria is quite different from the actual SEC criteria: "the presence of **widespread public debate and increasing recognition**" regarding an issue. The fact that CREF took it upon itself to revise the SEC criteria and then argue against its own self-serving straw-man version serves as an admission by CREF that it has no fact or argument sufficient to meet the actual SEC criteria.

The proposal's supporting statement recites facts demonstrating widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues. These facts, plus the many additional facts presented in this letter, show the presence of widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues. Proponents respectfully ask the SEC staff to consider that the facts provide strong evidence that the proposal concerns an issue that "transcends the day-to-day business matters," is not a matter of ordinary business, and is appropriate for a shareholder vote.

F. Proposal's supporting statement illustrates widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues.

This from the proposal's supporting statement (with footnotes and citations added):

> Investments in companies providing support for the Israeli occupation and segregated settlements in the West Bank, including East Jerusalem, represent a significant policy issue:

[5] Because the present resolution relates to a policy matter, not a single portfolio investment, the fact and argument CREF used regarding the 2004 proposal are inapplicable with regard to the present resolution.

- The International Court of Justice concluded in 2004 that "the Israeli settlements in the Occupied Palestinian Territory (including East Jerusalem) have been established in breach of international law";[6]

- Israel continues to maintain and even accelerate settlement of the West Bank and East Jerusalem,[7] even after the UN General Assembly in December 2012 recognized Palestine as a non-member state, with only eight countries voting "nay";[8]

- The U.S. officially opposes continued Israeli settlement activity;[9]

---

[6] International Court of Justice. Advisory opinion: Legal Consequences of the Construction of a Wall in the Occupied Palestinian Territory, July 9, 2004
http://www.icj-cij.org/docket/index.php?pr=71&code=mwp&p1=3&p2=4&p3=6

[7] "Israel 'to build 3,000 new settler homes in wake of Palestinian UN bid'," *The Telegraph*, November 30, 2012 http://www.telegraph.co.uk/news/worldnews/middleeast/israel/9714550/Israel-to-build-3000-new-settler-homes-in-wake-of-Palestinian-UN-bid.html "Despite the commitments he gave to (US) President (Barack) Obama, PM Netanyahu gave the order to advance construction in the E1 area between Maaleh Adumim and Jerusalem which will cut off the northern part of the West Bank from the south," . . . "The Palestinians bitterly oppose the project as it effectively cuts the occupied West Bank in two, making the creation of a viable Palestinian state highly problematic."

[8] Resolution adopted by the General Assembly 67/19. Status of Palestine in the United Nations, December 4, 2012 http://www.un.org/ga/search/view_doc.asp?symbol=A/RES/67/19 and "UN general assembly makes resounding vote in favour of Palestinian statehood," Ewen MacAskill and Chris McGreal, *The Guardian*, November 29, 2012 http://www.guardian.co.uk/world/2012/nov/29/united-nations-vote-palestine-state

[9] U.S. Policy on Israeli Settlements (Taken Question), Office of the Spokesperson Washington, DC, Question Taken at the June 16, 2011 Daily Press Briefing, June 16, 2011

Q: What is the current U. S. policy on Israeli settlements?

A: The position of the United States on Israeli settlements has not changed and will not change. Like every American administration for decades, we do not accept the legitimacy of continued settlement activity. President Obama's recent speech offered our views on the way forward.
http://www.state.gov/r/pa/prs/ps/2011/06/166371.htm

"Our position on this issue remains unchanged. The United States has a clear policy – we do not accept the legitimacy of continued Israeli settlement activity. We oppose any effort to legalize settlement outposts, which is unhelpful to our peace efforts and would contradict Israeli commitments and obligations." US Department of State. Israel/Palestinians: U.S. Position on Settlements, October 12, 2011
http://www.state.gov/r/pa/prs/ps/2011/10/175339.htm).

President Obama speaking at the joint press conference with Palestine President Abbas on March 21, 2013: "Now, one of the challenges I know has been continued settlement activity in the West Bank area. And I've been clear with Prime Minister Netanyahu and other Israeli leadership that it has been the United States' policy, not just for my administration but for all proceeding administrations, that we do not consider continued settlement activity to be constructive, to be appropriate, to be something that can advance the cause of peace. So I don't think there's any confusion in terms of what our position is." http://www.whitehouse.gov/the-press-office/2013/03/21/remarks-president-obama-and-president-abbas-palestinian-authority-joint-

- Human Rights Watch calls on companies that "contribute to and/or benefit from violations of Palestinian residents' human rights" to either end their involvement in such violations or end operations altogether, "where business activity directly contributes to serious violations of international law, including prohibitions against discrimination";[10]

- The U.N. Special Rapporteur on the situation of human rights in the occupied Palestinian territories has recommended boycotting such companies, including Veolia Environment, and has warned that these companies may expect damage to their public image, impact on shareholder decisions and share price, and potential criminal or civil liability for breaches of international human rights and humanitarian law;[11]

- Leaders of 15 major churches in the U.S. in October 2012 called on Congress to suspend U.S. military aid to Israel if investigation discloses that Israel is using such aid in violation of U.S. law;[12]

- The United Methodist Church,[13] the Presbyterian Church (USA),[14] and the United Church of Canada[15] have called for boycott of Israeli settlement goods;

- South Africa, the U.K., and Denmark advise that settlement goods not be labeled as 'Made in Israel,' and over 20 NGOs are asking the European Union to take similar steps;[16]

---

[10] HRW: Israel/West Bank: Separate and Unequal, 2010 http://www.hrw.org/node/95059/section/3

[11] Situation of human rights in the Palestinian territories occupied since 1967, UN A/67/379, September 19, 2012, pages 10 , 11, and 14-15. http://unispal.un.org/unispal.nsf/5ba47a5c6cef541b802563e000493b8c/4b2de5243ebce35685257aa200487927?OpenDocument

[12] Religious leaders ask Congress to condition Israel military aid on human rights compliance. PC(USA), October 5, 2012 http://www.pcusa.org/news/2012/10/5/religious-leaders-ask-congress-condition-israel-mi/

[13] The Position of the United Methodist Church regarding the Israeli occupation of Palestinian territory, the Israeli settlements, and boycott of settlements products. https://www.kairosresponse.org/Oppos_To_Settlements_Resol.html

[14] "Boycott added to Presbyterian tools for Middle East peace," PC(USA), July 7, 2012: http://www.pcusa.org/news/2012/7/7/boycott-added-presbyterian-tools-middle-east-peace/

[15] "The Working Group on Israel/Palestine Policy" – (Unofficial text of minutes approved by General Council 41 August 17th. 2012): http://www.gc41.ca/sites/default/files/final_unofficial_israel_palestine.pdf. See also: http://www.gc41.ca/israel-and-palestine-policy-report

[16] "Trading away Peace: How Europe helps sustain illegal Israeli settlements," October 30, 2012: http://www.fidh.org/IMG/pdf/trading.pdf

G. Recent developments further show widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues.

- On April 22, 2012, the CBS television show, *60 Minutes*, aired "Christians in the Holy Land," with Bob Simon exploring why leading Palestinian Christians had endorsed the call by Palestinian civil society for global engagement in "divestment and in an economic and commercial boycott of everything produced by the occupation."[17]

  The other side of the debate became a story in its own right. As reported on April 24, 2012, "'*60 Minutes*' Israel Story: Benjamin Netanyahu Reportedly Briefed On Envoy's Attempt To Kill CBS Story," the Israeli ambassador tried hard to stop the *60 Minutes* segment from being broadcast.[18]

  Two days later MJ Rosenberg reporting on the *Huffington Post* wrote, "The *60 Minutes* report caused the Israeli government to go ballistic even before it aired."[19]

- In December 2012 the UN voted to admit Palestine as a non-member state.

- In his March 2013 visit to Israel and Palestine, President Obama spoke against the occupation and said "Palestinians have a right to be a free people in their own land."

- In October 2012 came the call on Congress by leaders of 15 major churches in the U.S. to suspend U.S. military aid to Israel if investigation discloses that Israel is using such aid in violation of U.S law.

- In October 2012 came the call by the U.N. Special Rapporteur on the situation of human rights in the occupied Palestinian territories to boycott companies doing business in Israeli settlements in the West Bank and East Jerusalem, including Veolia Environment, and his warning that these companies may expect damage to their public image, impact on shareholder decisions and share price, and potential criminal or civil liability for breaches of international human rights and humanitarian law.

- Billboards and bus ads protesting US aid to Israel have sprung up in different American cities, eliciting controversy and showcasing local support (Chicago, New York City, San Francisco, Portland, Westchester County).[20]

---

[17] The *60 Minutes* segment is at: http://www.cbsnews.com/8301-18560_162-57417408/holy-land/

[18] '60 Minutes' Israel Story: Benjamin Netanyahu Reportedly Briefed On Envoy's Attempt To Kill CBS Story," by Rebecca Shapiro, Huffington Post, April 24, 2012 http://www.huffingtonpost.com/2012/04/24/60-minutes-israel-christians-netanyahu-kill-story_n_1449595.html

[19] "Suppression: The Israeli Government & 60 Minutes," by MJ Rosenberg, The Huffington Post, April 26, 2012 http://www.huffingtonpost.com/mj-rosenberg/suppression-the-israeli-g_b_1457189.html

[20] "Pros, cons of U.S. aid to Israel argued in New York subway posters," CNN, Spetember 16 2011 http://www.cnn.com/2011/US/09/16/new.york.dueling.posters/index.html

- The nomination of Senator Chuck Hagel to Secretary of Defense in 2012 was widely seen and reported in the media as a proxy battle between President Obama and the Israel lobby. An opinion piece in the *New York Times*, "Don't Let Pro-Israel Extremists Sink Chuck Hagel,"[21] shows how the public debate about the Israeli settlement issue is so widespread that it moved into the center of the US Senate confirmation process: "Ten years ago, mainstream pro-Israel groups carefully avoided the issue of West Bank settlements; today, politicians who argue that settlement expansion is an obstacle to peace — a longstanding American position — risk being tarred with the anti-Israel brush. Even though support for settlements reflects the perspective of a small minority of American Jews, it increasingly appears to be the policy stance of major pro-Israel groups."

  A number of highly important figures came out for or against Senator Hagel.[22]

  The Senate confirmation hearing became the subject of strong satirical criticism by the popular NBC TV show, "Saturday Night Live."[23]

  Andrew Sullivan, former editor of *The New Republic*, described this "Saturday Night Live"segment as a "cultural breakthrough," stating that "the absurdly overblown power of the Greater Israel lobby is now seeping into the popular culture."

- In February 2013 a widely reported public debate ensued when Palestinian human rights activist and divestment advocate Omar Barghouti and Philosophy Professor Judith Butler

---

"Metro-North Faces Israel-Palestine Ad Conflict," *Daily News*, May 26, 2012, by James Arkin, "The Israel-Palestine conflict remains in full swing -- on Metro-North train platforms."
http://www.nydailynews.com/blogs/dailypolitics/2012/07/metro-north-faces-israel-palestine-ad-conflict

"New TriMet ads highlight Palestine-Israel conflict," Fox 12 Oregon, September 27, 2012
http://www.kptv.com/story/19658539/trimet-ads-to-highlight-palestine-israel-conflict
"Anti-Israel ads at Westchester train stations stir controversy," News 12, March 27, 2013
http://westchester.news12.com/news/anti-israel-ads-at-westchester-train-stations-stir-controversy-1.4919676?firstfree=yes

[21] "Don't Let Pro-Israel Extremists Sink Chuck Hagel, *The New York Times*, December 26, 2012, by James Besser http://www.nytimes.com/2012/12/27/opinion/dont-let-pro-israel-extremists-sink-chuck-hagel.html?_r=0

[22] "The Israel Lobby and Hagel," by Joe Klein, *Time Magazine*, January 8, 2013
http://swampland.time.com/2013/01/08/the-israel-lobby-and-hagel/
"Chuck Hagel nomination shows AIPAC's limits," by Phillip Klein, *The Examiner*, January 9, 2013
http://washingtonexaminer.com/philip-klein-chuck-hagel-nomination-shows-aipacs-limits/article/2518048
"The Real Reason Republicans Hate Hagel," by Fred Kaplan, *Slate*, January 6, 2013
http://www.slate.com/articles/news_and_politics/war_stories/2013/01/chuck_hagel_for_secretary_of_defense_republicans_wants_to_block_him_from.html
"How Obama Beat The Lobby," by MJ Rosenberg, March 6, 2013
http://mjayrosenberg.com/2013/03/06/how-obama-beat-the-lobby/

[23] The Saturday Night Live segment did not air live, but was posted by NBC online:
"'Saturday Night Live' on Chuck Hagel's confirmation hearing (VIDEO)"
http://www.washingtonpost.com/blogs/the-fix/wp/2013/02/11/saturday-night-live-on-chuck-hagels-confirmation-hearing-video/

were slated to speak about the boycott, divestment, and sanctions (BDS) movement at Brooklyn College, sponsored by the Political Science Department. The Mayor of New York, Michael Bloomberg, spoke out in support of the event proceeding as planned and against interference by the City Council: "If you want to go to a university where the government decides what kind of subjects are fit for discussion, I suggest you apply to a school in North Korea."[24] The *New York Times* dedicated an editorial in defense of the talks.[25] As the Times reported,[26] the lectures took place on February 7, 2013 with protests pro- and con- outside.

- Two films criticizing the Israeli occupation were among the finalists in the Oscars in February 2013.[27]

- In June 2012, MSCI removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories. Following MSCI's move, TIAA-CREF divested over 72 million dollars worth of CAT stock from its Social Choice accounts.[28]

---

[24] "Mayor Backs College's Plan to Welcome Critics of Israel," by Kate Taylor, *The New York Times*, February 6, 2013
http://www.nytimes.com/2013/02/07/nyregion/bloomberg-defends-brooklyn-colleges-right-to-bds-talk.html?_r=0
"New York Dems Shouldn't Make Political Hay of Brooklyn College's Panel on BDS," *The Nation*, February 5, 2013: http://www.thenation.com/blog/172665/new-york-dems-shouldnt-make-political-hay-brooklyn-colleges-panel-bds#
"4 House Members Slam College's Anti-Israel Event," *Mother Jones*, February 2, 2013
http://www.motherjones.com/mojo/2013/02/brooklyn-college-bds-omar-barghouti-judith-butler-israel-palestinian
"Appearance by Group Advocating Boycott of Israel Roils Brooklyn College," *The New York Times*, January 31, 2013 http://www.nytimes.com/2013/02/01/nyregion/appearance-by-bds-at-brooklyn-college-spurs-protest.html

[25] "Litmus Tests," *The New York Times*, February 4, 2013
http://www.nytimes.com/2013/02/05/opinion/litmus-tests-for-israel.html?_r=0

[26] "Pro-Palestine Speakers at Brooklyn College Attract Protests Outside," by Vivian Yee, *The New York Times*, February 7, 2013 http://www.nytimes.com/2013/02/08/nyregion/at-brooklyn-college-pro-palestine-speakers-attract-protests-outside.html

[27] "Israeli Oscar contenders force citizens to confront uncomfortable questions: Two Israeli documentary films nominated for Oscars, 'The Gatekeepers' and '5 Broken Cameras,' raise difficult questions about the Israeli occupation of the Palestinian territories," by Chelsea Chesley, *The Christian Science Monitor*, February 23, 2013
http://www.csmonitor.com/World/Middle-East/2013/0223/Israeli-Oscar-contenders-force-citizens-to-confront-uncomfortable-questions

[28] "Israel cited in Caterpillar's delisting from influential investment index," *JTA*, June 22, 2012
http://www.jta.org/news/article/2012/06/22/3098921/israel-cited-as-one-of-several-factors-in-caterpillars-delisting
"Decision to oust Caterpillar from influential ethical investing index linked to Israeli use of tractors," *Haaretz*, June, 23, 2012: http://www.haaretz.com/business/decision-to-oust-caterpillar-from-influential-ethical-investing-index-linked-to-israeli-use-of-tractors-1.440509
"Caterpillar pulled from social indexes," Fox News, June 27, 2012
http://www.foxnews.com/world/2012/06/27/caterpillar-pulled-from-social-indexes/
"Caterpillar cut from investment lists; Israeli role cited", *LA Times*, June 27, 2012
http://latimesblogs.latimes.com/world_now/2012/06/caterpillar-israel-palestine-investment-controversy.html

- Following questions by Quakers concerned about investments linked to the Israeli occupation, in October 2012 Friends Fiduciary, an investment firm serving over 300 Quaker institutions in the United States, divested from Caterpillar, Hewlett-Packard, and Veolia.[29]

- The United Methodist Church considered at its quadrennial General Conference in May 2012 divesting from corporations whose business and products support the Israeli occupation of Palestinian land.[30] Although that resolution did not pass, the church voted to boycott Israeli settlement goods.[31]

- The Presbyterian Church (USA)'s Mission Responsibility Through Investment recommended in 2011 divestment from Caterpillar, Hewlett-Packard, and Motorola Solutions, after what it termed "seven years of apparently futile corporate engagement" over "business practices in Israel/Palestine."[32] At the church's biennial General Assembly in July 2012, the issue of divestment came to the fore from the committee as well as from a number of Presbyteries across the country. The General Assembly's deliberations were thoroughly covered in the press, locally and nationally. The Presbyterian Church (USA) had been discussing this issue at every bi-annual General Assembly since 2004 (in 2004, 2006, 2008, 2010, and 2012). In 2012, the divestment overture won in committee by a 3 to 1 ratio,[33] and was subsequently defeated at the conference floor by the slimmest of margins (333 against, 331 for, and 2 abstentions), amply demonstrating that this issue divided the church delegates almost evenly.[34] In the end, an overture to boycott settlement goods passed with 71% of the vote, the wide margin showcasing the growing

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[29] "US Quakers sell shares over Israel policy concerns," Associated Press, October 3, 2012 http://www.boston.com/business/news/2012/10/03/quakers-sell-shares-over-israel-policy-concerns/GJReufxJYh0a5QE2YilZVO/story.html

[30] "Methodists Vote Against Ending Investments Tied to Israel", *The New York Times*, May 2, 2012: http://www.nytimes.com/2012/05/03/us/methodists-vote-against-ending-investments-tied-to-israel.html
Summary of resolution text: http://calms2012.umc.org/Text.aspx?mode=Petition&Number=1072

[31] "The Position of the United Methodist Church regarding the Israeli occupation of Palestinian territory, the Israeli settlements, and boycott of settlements products," https://www.kairosresponse.org/Oppos_To_Settlements_Resol.html

[32] "MRTI recommends PC(USA) divestment of three companies," September 12, 2011: http://www.pcusa.org/news/2011/9/12/mrti-recommends-pcusa-divestment-caterpillar/

[33] "Assembly committee recommends divestment," July 4, 2012: http://www.pcusa.org/news/2012/7/4/assembly-committee-recommends-divestment/

[34] "In Close Vote, Presbyterian Church Rejects Divesting in Firms That Aid Israeli Occupation," *The New York Times*, July 5, 2012: http://www.nytimes.com/2012/07/06/us/presbyterian-church-wont-divest-in-firms-aiding-occupation.html

concern about corporate responsibility regarding the illegal Israeli settlement enterprise in the West Bank and East Jerusalem.[35]

- In March 2013, the Mennonite Central Committee voted to divest from companies that benefit from products or services used to perpetrate acts of violence against Palestinians, Israelis and other groups.[36]

- The Brown Advisory Committee on Corporate Responsibility in Investment Policies (ACCRIP)—a committee comprised of Brown University faculty, staff, alumni, and students that considers issues of ethical and moral responsibility in the investment policies of Brown University—issued its recommendations to the University at the end of 2012, including the committee's concerns that "Brown may be invested in firms whose products and services are being used to commit human rights violations in Palestine," and recommended that "the University should consider the implications of its investment in companies perpetrating human rights abuses, and whether or not divestment is an option in dealing with the issue." [37]

- In June 2012, "the undergraduate student government at Arizona State University unanimously passed a bill demanding that ASU divest from and blacklist companies that continue to provide the Israeli Defense Force with weapons and militarized equipment or are complicit with the genocidal regime in Darfur."[38]

- In March 2012, students from M.E.Ch.A, the largest Latino student group in the US, voted overwhelmingly to endorse boycott, divestment, and sanctions (BDS) related to the military occupation of Palestine.[39]

---

[35] "Boycott added to Presbyterian tools for Middle East peace," PC(USA), July 7, 2012 http://www.pcusa.org/news/2012/7/7/boycott-added-presbyterian-tools-middle-east-peace/

[36] MCC U.S. board acts for peace through its investments. MCC, March 26 2013 http://www.mcc.org/stories/news/mcc-us-board-acts-peace-through-its-investments

[37] http://brown.edu/about/administration/advisory-committee-corporate-responsibility-investment-policies/sites/brown.edu.about.administration.advisory-committee-corporate-responsibility-investment-policies/files/uploads/ACCRIP%20Letter%20102312.pdf

[38] Arizona State University student government votes to divest from Israel. Mondoweiss, June 5, 2012 http://mondoweiss.net/2012/06/arizona-state-university-student-government-votes-to-divest-from-israel.html

[39] National M.E.Ch.A Endorses BDS!, March 30, 2012 http://www.nationalmecha.org/

- Divestment resolutions had passed earlier at a number of student bodies: Wayne State University (2003),[40] the University of Michigan at Dearborn (2005, 2006, and 2010).[41] In 2009, after more than 800 students, professors, and alumni at Hampshire College signed a petition calling for divestment related to the Israeli occupation,[42] the College divested from a large number of companies. Under pressure, the College denied that their decision pertained to "a specific region or country," but acknowledged that the review of the college's investment portfolio was "in response to a petition from Students for Justice in Palestine."[43] The large public controversy generated by Hampshire College's decision illustrates once more that divestment connected to Israel/Palestine is an issue that generates large attention, interest, discussion, and debate.

- An even larger level of interest was produced by the divestment hearings at the UC Berkeley student senate in 2010. These marathon sessions sometimes lasted nine hours, and at least one of them was attended by the Israeli Consul General, attesting to the important social policy being discussed by a small number of student senators.[44] In fact, a Berkeley media outlet reported that "The question of whether the University of California at Berkeley should divest funds from companies that do business in Israel has gone viral and international." Nobel Peace Prize Awardee Archbishop Desmond Tutu weighed in with a letter of support.[45] The resolution passed the Student Senate and was later vetoed by its president. Even though a subsequent vote still placed the majority of student senators in favor of divestment, the student senate failed by a single vote to override the veto.

- Divestment has continued to be an important policy issue in the UC system. The University of California Student Association (ASUC)--a body which represents hundreds of thousands of students across the University of California--stated in 2012 that it

[40] WSU Student Council Votes for Divestiture. *Arab American News*, April 26, 2003 http://4.bp.blogspot.com/_EbIZBUj7TAg/S9GHXfkzyeI/AAAAAAAAAIg/38lsFh4ofi0/s1600/WSU.bmp

[41] "Dearborn student government pushes 'U' to divest funds from Israel," *The Michigan Daily*, March 11, 2010 http://www.michigandaily.com/content/dearborn-resolution-calls-investigation-university-endowment-investments

[42] "Hampshire College cuts ties with fund invested in Israel," Boston.com, February 12, 2009 http://www.boston.com/news/local/breaking_news/2009/02/hamphire_colleg.html

[43] "War of Words on Investments in Israel," *Inside Higher Ed*, February 13, 2009: http://www.insidehighered.com/news/2009/02/13/hampshire

[44] No Final Decision on UC Berkeley Israel Divestment Bill after Marathon Meeting, April 15, 2010: http://www.berkeleydailyplanet.com/issue/2010-04-15/article/35024?headline=No-Final-Decision-on-UC-Berkeley-Israel-Divestment-Bill-after-Marathon-Meeting--By-Riya-Bhattacharjee-
A surgical strike on Israel's wallet could end the occupation. *Haaretz*, April 30, 2010: http://www.haaretz.com/print-edition/opinion/a-surgical-strike-on-israel-s-wallet-could-end-the-occupation-1.287479

[45] Nobel Peace Prize winner weighs in on UC/Israel divestment question. *Berkeleyside*, April 12, 2010: http://www.berkeleyside.com/2010/04/12/nobel-peace-prize-winner-weighs-in-on-ucisrael-divestment-question/

"recognizes the legitimacy of boycotts and divestment as important social movement tools, and encourages all institutions of higher learning to cleanse their investment portfolios of unethical investments in companies implicated in or profiting from violations of international human rights law, without making special exemptions for any one country,"[46] In November 2012, the student government at the University of California, Irvine resolved unanimously (16-0) to divest from Israel's occupation.[47] A similar vote passed at UC San Diego in March 2013.[48] A parallel resolution first passed at UC Riverside in April 2013 and was subsequently reversed.[49]

- As recognized in the first court decision to address the Boycott, Divestment, and Sanctions movement in the U.S., "The evidence clearly shows that the Israel boycott and divestment movement is a national movement. It is clearly more than a boycott. It is a divestment movement, as well."[50]

- Norway's Finance Ministry excluded Elbit from the country's vast global pension-fund portfolio (2009).[51] Sweden's largest pension funds divested from Elbit the following year, following a recommendation by its Ethical Council.[52] The AP Swedish national pension funds divested from Elbit as well (2010).[53]

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[46] "A Resolution Regarding California Assembly Bill HR 35," University at California Student Association http://ucsa.org/document/view/236

[47] UC Irvine student leaders urge UC to divest from some companies. LA Times, November 14, 2012: http://latimesblogs.latimes.com/lanow/2012/11/uc-irvine-student-leaders-urge-uc-to-divest-in-some-companies.html
UC Irvine Students Vote to Divest From Israel. The Nation, November 27, 2012: http://www.thenation.com/blog/171471/uc-irvine-students-vote-divest-israel#

[48] UC San Diego council seeks divestment from firms with West Bank ties. LA Times, March 14, 2013: http://latimesblogs.latimes.com/lanow/2013/03/uc-san-diego-council-joins-calls-for-divesting-firms-with-west-bank-ties.html

[49] "UC Riverside student leaders revoke divestment resolution," *Los Angeles Times*, April 4, 2013: http://articles.latimes.com/2013/apr/04/local/la-me-0405-uc-riverside-20130405

[50] *Davis v. Cox*, Tr. of Decision, Civ. No. 11-2-01925-7, at 24 (Thurston County WA Superior Ct. Feb. 23, 2012): accessible online at http://ccrjustice.org/files/02-27-12%20Davis%20v.%20Cox.PDF

[51] "Norway's Pension Fund Drops Israel's Elbit," *The Wall Street Journal*, September 3, 2009: http://online.wsj.com/article/SB125197496278482849.html

[52] "Swedish pension giant divests from Elbit," *Jerusalem Post*, March 31, 2010 http://www.jpost.com/Israel/Swedish-pension-giant-divests-from-Elbit
The Annual Report of the Ethical Council 2009 – Dialogue and cooperation are effective tools for influencing companies: http://www.ap2.se/en/Financial-information/Press-releases/2010/The-Annual-Report-of-the-Ethical-Council-2009--Dialogue-and-cooperation-are-effective-tools-for-influencing-companies/

[53] Swedish pension firm drops Israeli co. in protest. Associated Press, April 1, 2010: http://www.boston.com/business/articles/2010/04/01/israel_regrets_swedish_funds_exclusion_of_firm/

- Danske Bank divested from Elbit and Africa Israel (2010).[54]
- New Zealand Superannuation Fund divested from Elbit, Africa-Israel, and Shikui Binui (2012).[55]

These developments, and many others, vastly propelled the issue of the Israeli occupation of Palestine to the forefront of international human rights issues. In these last two years the Israeli occupation of Palestine has taken the place apartheid South Africa once occupied on American college campuses.

H. Israel's settlement activity is contrary to official US policy and is the target of increasingly widespread public debate and media attention in the US and Israel.

US President Barack Obama reiterated the point that the U.S. officially opposes continued Israeli settlement activity when he visited Israel and the occupied Palestinian territories on March 21, 2013 and said "continued settlement activity is counterproductive to the cause of peace."[56]

According to the CNN article, "Obama: 'Peace is possible,' but see the world as Palestinians do[57]," President Obama further said:

> "Put yourself in their shoes -- look at the world through their eyes," he said. "It is not fair that a Palestinian child cannot grow up in a state of her own, and lives with the presence of a foreign army that controls the movements of her parents every single day. It is not just when settler violence against Palestinians goes unpunished. It is not right to prevent Palestinians from farming their lands; to restrict a student's ability to move around the West Bank; or to displace Palestinian families from their home."
>
> He added that "neither occupation nor expulsion is the answer," saying, "just as Israelis built a state in their homeland, Palestinians have a right to be a free people in their own land."

We respectfully ask the SEC to consider that when President Obama talked of what is fair, the presence of a foreign army that controls movements of parents, settler violence going

---

[54] "Israel uforstående over for Danske Bank," *Berlingske*, January 25, 2010: http://www.business.dk/finans/israel-uforstaaende-over-danske-bank.
Translation at:
http://translate.google.com/translate?hl=en&sl=da&tl=en&u=http%3A%2F%2Fwww.business.dk%2Ffinans%2Fisrael-uforstaaende-over-danske-bank&anno=2

[55] "New Zealand Superannuation Fund excludes three companies on responsible investment grounds," December 12, 2012 http://www.nzsuperfund.co.nz/news.asp?pageID=2145831983&RefID=2141742545

[56] "Obama tells Israelis that settlement activity hurts peace," *Reuters*, http://www.reuters.com/article/2013/03/21/us-israel-palestinians-obama-speech-idUSBRE92K0Q320130321

[57] "Obama: 'Peace is possible,' but see the world as Palestinians do" By Tom Cohen. John King and Jessica Yellin, CNN updated 9:15 AM EDT, Thu March 21, 2013, http://www.cnn.com/2013/03/21/politics/obama-mideast-visit/index.html

unpunished, preventing Palestinians from farming their own land, a student's ability to move around, and Palestinian families displaced from their home, President Obama was himself engaging in the widespread public debate regarding the Israeli occupation of Palestine. Israeli columnist Gideon Levy in the Israeli daily newspaper, *Haaretz* on March 22, 2013 put President Obama's speech in context of the widespread public debate in his article, "Barack Obama has a dream, and we should listen."[58]

On the podium with President Obama when he then visited Palestine was Palestinian President Mahmoud Abbas. According to CNN, "Abbas, however, said the Israeli settlements are 'more than a hurdle to peace,' calling them illegal and saying it was Israel's duty to stop building them."

When the President of the United States made these remarks in Israel and heard those remarks from President Abbas upon his visit to Palestine, argument collapsed about whether the issue of the occupation of Palestine is one of widespread public debate. When the President of the United States entered this debate with such important policy points, there could no longer be doubt that there is increasing recognition that the issue of the occupation of Palestine raises significant social policy issues.

The widespread public debate was further illustrated in the article by Israeli columnist Gideon Levy in *Haaretz* on March 24, 2013: "'Obama never stood a chance with Israel's analysts'[59] –

---

[58]"Barack Obama has a dream, and we should listen," by Gideon Levy, *Haaretz*, March 22, 2013, illustrating the importance of the speech in the widespread public debate, Levy's article states: "It was the speech of justice. If there are still historical speeches, then this speech from Barack Obama's can be classified as one of them. No American president has ever delivered a speech like this, nor has any Israeli statesman. American presidents and even Israel prime ministers have talked about two states; but no one spoke of natural justice the way Obama did, a concept that should be obvious; obvious to every decent citizen in the world today; and which should serve as a beacon for every Israeli citizen with a conscience.

"What began as a speech that could have been given before AIPAC soon evolved into a speech by Martin Luther King. If Martin Luther Obama's Cairo speech resonated deeply and sparked revolutions (which didn't always start well), then maybe this speech at the Jerusalem Convention Center will also resonate deeply and spark revolutions. The president of the United States took a step toward the fundamental value: justice. Now it's Israelis' turn to do so.

"It won't happen immediately – Israeli society is too preoccupied with shallow things – but maybe the seed has been planted. Perhaps at the end of a busy day considering the 'universal draft law,' Israelis will also listen to these powerful statements about occupation and deportation, Palestinian children and settlers, freedom for all and peace as the only path to true security. "
http://www.haaretz.com/opinion/barack-obama-has-a-dream-and-we-should-listen.premium-1.511391

[59] "Obama never stood a chance with Israel's analysts," by Gideon Levy, *Haaretz*, March 24, 2013. Illustrating the widespread public debate, the article begins:

"U.S. President Barack Obama never stood a chance. It was not Israeli public opinion he had to conquer, not Prime Minister Benjamin Netanyahu to persuade. His assignment was to break down the iron wall of Israeli political commentators, and that is a mission impossible even for a statesman of his caliber.

"Barely did he finish his resounding speech before it was engulfed in waves of sour, skeptical, judgmental negativity from our studio analysts. If anyone tries to talk about hope, peace and justice, they'll tell you how "naive" and "childish" it is."
http://www.haaretz.com/opinion/obama-never-stood-a-chance-with-israel-s-analysts.premium-1.511540

Obama barely finished his speech before it was engulfed in waves of sour, skeptical, judgmental negativity from our studio analysts. If anyone tries to talk about hope, peace and justice, they'll tell you how 'naive' and 'childish' it is."

The widespread public debate was also illustrated in the article "In Their Shoes,"[60] by Israeli columnist Uri Avneri, published on April 5, 2013, who said that President Obama did not go far enough in putting himself in the shoes of the Palestinians:

> Obama in Israel: Every word right. Every gesture genuine. Every detail in its place. Perfect.
>
> Obama in Palestine: Every word wrong. Every gesture inappropriate. Every single detail misplaced. Perfect.
>
> . . .
>
> He told his Israeli audience to "put yourselves in the shoes of the Palestinians." But did he do so himself? Can he imagine what it means to wait every night for the brutal banging on the door? To be woken by the noise of bulldozers approaching, wondering whether they are coming to destroy your home? To see a settlement growing on your land and waiting for the settlers to come and carry out a pogrom in your village? Being unable to move on your roads? To see your father humiliated at the road blocks? To throw stones at armed soldiers and brave tear gas, rubber-coated steel bullets and sometimes live ammunition?
>
> Can he even imagine having a brother, a cousin, a loved one in prison for many, many years because of his patriotic actions or beliefs, after facing the arbitrariness of a military "court," or even without a "trial" at all?
>
> This week, a prisoner called Maisara Abu-Hamdiyeh died in prison, and the West Bank exploded in rage. Israeli journalists ridiculed the protest, stating that the man died from a fatal disease, so Israel could not be blamed.
>
> Did any of them imagine for a moment what it means for a human being to suffer from cancer, with the disease slowly spreading through his body, deprived of adequate treatment, cut off from family and friends, seeing death approaching? What if it had been their father?
>
> The occupation is not an abstract matter. It is a daily reality for two and a half million Palestinians in the West Bank and East Jerusalem - not to mention the restrictions on Gaza.
>
> It does not concern only the **individuals practically denied all human rights**. It primarily concerns the **Palestinians as a nation**.

---

[60] "In Their Shoes," by Uri Avneri, *Counterpunch* April 5-7, 2013
http://www.counterpunch.org/2013/04/05/obamas-empathy-deficit-in-palestine/ (published on many websites)

> We Israelis, perhaps more than anyone else, should know that belonging to one's nation, in one's own state, under one's own flag, is a basic right of every human being. In the present epoch, it is an essential element of human dignity. No people will settle for less.

The cover story in the *New York Times Magazine* on March 15, 2013, "Is This Where the Third Intifada Will Start?,"[61] by Ben Ehrenreich, further illustrates the widespread public debate on the issue. That a lengthy feature on life under the occupation is the cover story shows that the issue has reached center stage.

I. Israel's settlement activity is contrary to international law.

The settlements are illegal under article 49 of the Fourth Geneva Convention[62] (ratified by the US on February 8, 1955): "The Occupying Power shall not deport or transfer parts of its own civilian population into the territory it occupies."

The "Commentary" associated with this clause[63] states:

> [This clause] is intended to prevent a practice adopted during the Second World War by certain Powers, which transferred portions of their own population to occupied territory for political and racial reasons or in order, as they claimed, to colonize those territories. Such transfers worsened the economic situation of the native population and endangered their separate existence as a race.

The "political and racial reasons," "colonize," "worsened," and "endangered" highlighted in the commentary are fully applicable to the violation of article 49 by the responsible Israeli government and military officials and their corporate collaborators. A BBC news item on January 31, 2013, "UN: Israeli settlements 'violate Palestinian rights',"[64] describes a 39 page UN Human Rights Council report[65] and illustrates recognition of these issues:

---

[61] "Is This Where the Third Intifada Will Start?," by Ben Ehrenreich, *New York Times Magazine* on March 15, 2013, http://www.nytimes.com/2013/03/17/magazine/is-this-where-the-third-intifada-will-start.html?pagewanted=all&_r=0

[62] "Convention (IV) relative to the Protection of Civilian Persons in Time of War," Geneva, 12 August 1949, http://www.icrc.org/ihl.nsf/FULL/380?OpenDocument

[63] Convention (IV) relative to the Protection of Civilian Persons in Time of War. Geneva, 12 August 1949. Commentary regarding article 49 -- Deportations, Transfers, Evacuations http://www.icrc.org/ihl.nsf/COM/380-600056?OpenDocument

[64] "Obama never stood a chance with Israel's analysts," by Gideon Levy, *Haaretz.com*, March 24, 2013 http://www.bbc.co.uk/news/world-middle-east-21274061

[65] "Report of the independent international fact-finding mission to investigate the implications of the Israeli settlements on the civil, political, economic, social and cultural rights of the Palestinian people throughout the Occupied Palestinian Territory, including East Jerusalem", UN Human Rights Council, Twenty-second session http://www.ohchr.org/Documents/HRBodies/HRCouncil/RegularSession/Session22/A-HRC-22-63_en.pdf

About 520,000 Israeli settlers reside in about 250 separate settlements in East Jerusalem and the rest of the West Bank, the report states. Some of the settlements were built without government authorisation.

The growth in the settler population has hastened over the past decade compared to growth in Israel. The government in place since April 2009, led by Prime Minister Benjamin Netanyahu, has "contributed to the consolidation and expansion" of settlements, the report states.

The settlements violate the Fourth Geneva Convention, which prevents an occupying power from transferring its own population into occupied territory, the report states.

"The transfer of Israeli citizens into the Occupied Palestinian Territories, prohibited under international humanitarian law and international criminal law, is a central feature of Israel's practices and policies," it adds.

The UN Human Rights Council issued a press release describing the report, "Israeli Settlements Symbolise the Acute Lack of Justice Experienced by the Palestinian People,"[66] January 31, 2013:

"In compliance with Article 49 of the Fourth Geneva Convention Israel must cease all settlement activities without preconditions," said Ms. Christine Chanet, chair of the Mission from France.

The report states that **settlements are established and developed for the exclusive benefit of Israeli Jews**. The settlements are maintained and advanced through **a system of total segregation** between the settlers and the rest of the population living in the Occupied Palestinian Territory. This system of segregation is supported and facilitated by strict military and law enforcement control to the detriment of the rights of the Palestinian population.

. . .

The report states that Israel is committing serious breaches of its obligations under the **right to self-determination** and under humanitarian law. The report also concludes that the Rome Statute establishes the International Criminal Court's jurisdiction over the transfer of populations in the Occupied Palestinian Territory.

"The magnitude of violations relating to Israel's policies of **dispossessions, evictions, demolitions** and **displacements from land** shows the widespread nature of these breaches of human rights. The motivation behind **violence and intimidation against the Palestinians and their properties** is to drive the local populations away from their lands, allowing the settlements to expand," said Ms. Unity Dow, member of the Mission from Botswana.

The report states that **private entities have also enabled, facilitated and profited** from

---

[66] UN Human Rights Council press release, January 31, 2013 http://www.ohchr.org/en/NewsEvents/Pages/DisplayNews.aspx?NewsID=12960&LangID=E

the construction of the settlements – both directly and indirectly. (Emphasis added).

In addition to the Fourth Geneva Convention, the Human Rights Council report cites the Rome Statute of the International Criminal Court[67] that in article 8(2)(b)(viii) makes a war crime: "The transfer, directly or indirectly, by the Occupying Power of parts of its own civilian population into the territory it occupies, or the deportation or transfer of all or parts of the population of the occupied territory within or outside this territory."

In addition, the illegal settlements were made a "grave breach" under article 85 subparagraph 4a of Additional Protocol I to the Geneva Conventions[68] (signed but not yet ratified by the US; ratified by 170 other countries):

> 4. In addition to the grave breaches defined in the preceding paragraphs and in the Conventions, the following shall be regarded as grave breaches of this Protocol, when committed wilfully and in violation of the Conventions or the Protocol:
>
> (a) the transfer by the occupying Power of parts of its own civilian population into the territory it occupies, or the deportation or transfer of all or parts of the population of the occupied territory within or outside this territory, in violation of Article 49 of the Fourth Convention. . .

The commentary regarding this subparagraph[69] of Additional Protocol I states:

> Thus the new element in this sub-paragraph concerns the transfer by the Occupying Power of parts of its own civilian population into the territory it occupies: this practice, which was a breach, is now a grave breach because of the possible consequences for the population of the territory concerned from a humanitarian point of view.

J. The Occupation includes official and *de facto* segregation and discrimination.

The illegal settlements on occupied Palestinian territory are exclusively Jewish. Palestinians are excluded from living in these settlements on Palestinian land, as described in the latest Department of State Country Reports on Human Rights Practices (Executive Summary)[70] for

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[67] Rome Statute of the International Criminal Court http://untreaty.un.org/cod/icc/statute/romefra.htm

[68] Protocol Additional to the Geneva Conventions of 12 August 1949, and relating to the Protection of Victims of International Armed Conflicts (Protocol I), 8 June 1977, http://www.icrc.org/ihl.nsf/FULL/470?OpenDocument

[69] Protocol Additional to the Geneva Conventions of 12 August 1949, and relating to the Protection of Victims of International Armed Conflicts (Protocol I), 8 June 1977, http://www.icrc.org/ihl.nsf/WebList?ReadForm&id=470&t=com

[70] US Department of State, "Country Reports on Human Rights Practices for 2011, Israel and the occupied territories - the occupied territories," Executive Summary and link to full report http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dynamic_load_id=186430#wrapper

2011 (released May 24, 2012) or from the full State Department report:[71]

- Access to social and commercial services, including **housing, education, and health care,** in Israeli settlements in the West Bank **was available only to Israelis**. Israeli officials **discriminated against Palestinians** in the West Bank and Jerusalem regarding access to employment and legal housing by denying Palestinians access to registration paperwork. In both the West Bank and Jerusalem, Israeli authorities placed **often insurmountable hurdles** on Palestinian applicants for construction permits, including the requirement that they document land ownership in the absence of a uniform post-1967 land registration process, high application fees, and requirements that new housing be connected to often unavailable municipal works. (p. 72) (Emphasis added).

- Israeli law applies to Israeli settlements in the West Bank and Jerusalem but was not uniformly enforced. Most settlements apply to Palestinian workers Jordanian labor law as it existed prior to 1967, which provides for lower wages and fewer protections than Israeli law. (p. 75)

- Israelis living in settlements in the West Bank and in East Jerusalem were tried under Israeli civil law in the nearest Israeli district court. Israeli civil law applied to Palestinian residents of East Jerusalem. Palestinians held by Israeli authorities in the West Bank or in Israel were subject to trial in Israeli military courts. (p. 44)

- Palestinians were prohibited from driving on most roads in downtown Hebron [a Palestinian city deep in the West Bank, whose Old City has been colonized by Israeli settlers] and from walking on Shuhada Street and other roads in the Old City; however, Israeli settlers were permitted free access to these roads. (p. 59)

- The IDF continued its use of a 1967 military order that effectively prohibited Palestinian demonstrations and limited freedom of speech in the West Bank. The order stipulates that a "political" gathering of 10 or more persons requires a permit from the regional commander of military forces. The penalty for a breach of the order is 10 years' imprisonment or a heavy fine. (p. 55)

Dozens of discriminatory laws have been enacted discriminating against Palestinians living in Israel, as described in the article "New Discriminatory Laws and Bills in Israel,"[72] by Adalah, The Legal Center for Arab Minority Rights in Israel. Adalah has also compiled a database of the

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[71] US Department of State, "Country Reports on Human Rights Practices for 2011, Israel and the occupied territories - the occupied territories," Full Report http://www.state.gov/documents/organization/190656.pdf

[72] "New Discriminatory Laws and Bills in Israel," by Adalah, The Legal Center for Arab Minority Rights in Israel. The article describes new laws and pending bills "that discriminate against the Palestinian minority in Israel, threaten their rights as citizens of the state, and in some cases harm the rights of Palestinian residents of the OPT." http://adalah.org/Public/files/English/Legal_Advocacy/Discriminatory_Laws/Discriminatory-Laws-in-Israel-October-2012-Update.pdf

more than 50 such discriminatory laws.[73]

Discriminatory laws and practices in the occupied Palestinian territories are described in a 170-page report issued by Human Rights Watch, "Separate and Unequal, Israel's Discriminatory Treatment of Palestinians in the Occupied Palestinian Territories,"[74] issued in 2010:

> This report consists of a series of case studies that compare Israel's different treatment of Jewish settlements to nearby Palestinian communities throughout the West Bank, including East Jerusalem. It describes the two-tier system of laws, rules, and services that Israel operates for the two populations in areas in the West Bank under its exclusive control, which provide preferential services, development, and benefits for Jewish settlers while imposing harsh conditions on Palestinians. The report highlights Israeli practices the only discernable purposes of which appear to be promoting life in the settlements while in many instances stifling growth in Palestinian communities and even forcibly displacing Palestinian residents. Such different treatment, on the basis of race, ethnicity, and national origin and not narrowly tailored to meet security or other justifiable goals, violates the fundamental prohibition against discrimination under human rights law.

In his remarks quoted earlier in this letter, President Obama listed a few of the ways Palestinians in the occupied territories experience discrimination. South African Archbishop Desmond Tutu, wrote an opinion piece, "Justice requires action to stop subjugation of Palestinians,"[75] *Tampa Bay Times*, April 30, 2012, which states:

> A quarter-century ago I barnstormed around the United States encouraging Americans, particularly students, to press for divestment from South Africa. Today, regrettably, the time has come for similar action to force an end to Israel's long-standing occupation of Palestinian territory and refusal to extend equal rights to Palestinian citizens who suffer from some 35 discriminatory laws.
>
> . . .
>
> Many black South Africans have traveled to the occupied West Bank and have been appalled by Israeli roads built for Jewish settlers that West Bank Palestinians are denied access to, and by Jewish-only colonies built on Palestinian land in violation of international law.

---

[73] "Discriminatory Laws in Israel," Adalah, The Legal Center for Arab Minority Rights in Israel http://adalah.org/eng/Israeli-Discriminatory-Law-Database

[74] "Separate and Unequal, Israel's Discriminatory Treatment of Palestinians in the Occupied Palestinian Territories," Human Rights Watch, December 2010 http://www.hrw.org/sites/default/files/reports/iopt1210webwcover_0.pdf

[75] "Justice requires action to stop subjugation of Palestinians," by Desmond Tutu, *Tampa Bay Times*, April 30, 2012 http://www.tampabay.com/opinion/columns/justice-requires-action-to-stop-subjugation-of-palestinians/1227722

Black South Africans and others around the world have seen the 2010 Human Rights Watch report which "describes the two-tier system of laws, rules, and services that Israel operates for the two populations in areas in the West Bank under its exclusive control, which provide preferential services, development, and benefits for Jewish settlers while imposing harsh conditions on Palestinians."

This, in my book, is apartheid.

"Report Uncovers 'Water-Apartheid' in the Occupied West Bank--Study of Israel's discriminatory practices links water grab to settlement expansions in occupied Palestinian territory,"[76] by Lauren McCauley, April 9, 2013, *Common Dreams*, states:

> A new report on Israel's water grab in the occupied West Bank links the widespread deprivation of Palestinian water rights to Israel's settlement expansion strategy, saying both demonstrate "a clear testament to its colonial and apartheid motives."
>
> Published Monday by the Ramallah-based human rights organization Al-Haq, "Water for One People Only: Discriminatory Access and 'Water-Apartheid' in the Occupied Palestinian Territory,"[77] (pdf) reports that Israel has claimed up to 89% of an underground aquifer that is largely located in the West Bank, giving Palestinians only access to the remaining 11%.
>
> The water grab has fueled increased discrepancy in water usage in the region with the 500,000 Jewish settlers consuming approximately six times the amount of water used by the 2.6 million Palestinians living in the West Bank—with the discrepancy growing even greater when agricultural water use is accounted for.

In his book, *Palestine: Peace Not Apartheid*,[78] former President Jimmy Carter described several options for Israel. The options included a "system of apartheid, with two peoples occupying the same land but completely separated from each other, with Israelis totally dominant and suppressing violence by depriving Palestinians of their basic human rights. This is the policy now being followed . . ."

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[76] "Report Uncovers 'Water-Apartheid' in the Occupied West Bank--Study of Israel's discriminatory practices links water grab to settlement expansions in occupied Palestinian territory," http://www.commondreams.org/headline/2013/04/09-6
See also, "Troubled Waters: Palestinians Denied Fair Access to Water," *Amnesty International* (2009): http://www.amnesty.org/en/library/asset/MDE15/027/2009/en/e9892ce4-7fba-469b-96b9-c1e1084c620c/mde150272009en.pdf

[77] Al-Haq, "Water for One People Only: Discriminatory Access and 'Water-Apartheid' in the Occupied Palestinian Territory," http://www.alhaq.org/publications/publications-index?task=callelement&format=raw&item_id=107&element=304e4493-dc32-44fa-8c5b-57c4d7b529c1&method=download

[78] *Palestine: Peace Not Apartheid* by Jimmy Carter, Simon & Schuster, 2006

In an article published in *Yediot Acharonot*, Israel's largest circulation daily newspaper, "Indeed there is Apartheid in Israel,"[79] December 31, 2006, former Israeli Minister of Education, Shulamit Aloni wrote:

> Jewish self-righteousness is taken for granted among ourselves to such an extent that we fail to see what's right in front of our eyes. It's simply inconceivable that the ultimate victims, the Jews, can carry out evil deeds. Nevertheless, the state of Israel practises its own, quite violent, form of Apartheid with the native Palestinian population.
>
> The US Jewish Establishment's onslaught on former President Jimmy Carter is based on him daring to tell the truth which is known to all: through its army, the government of Israel practises a brutal form of Apartheid in the territory it occupies. Its army has turned every Palestinian village and town into a fenced-in, or blocked-in, detention camp. All this is done in order to keep an eye on the population's movements and to make its life difficult. Israel even imposes a total curfew whenever the settlers, who have illegally usurped the Palestinians' land, celebrate their holidays or conduct their parades.
>
> If that were not enough, the generals commanding the region frequently issue further orders, regulations, instructions and rules (let us not forget: they are the lords of the land). By now they have requisitioned further lands for the purpose of constructing "Jewish only" roads. Wonderful roads, wide roads, well-paved roads, brightly lit at night – all that on stolen land. When a Palestinian drives on such a road, his vehicle is confiscated and he is sent on his way.
>
> On one occasion I witnessed such an encounter between a driver and a soldier who was taking down the details before confiscating the vehicle and sending its owner away. "Why?" I asked the soldier. "It's an order – this is a Jews-only road," he replied. I inquired as to where was the sign indicating this fact and instructing [other] drivers not to use it. His answer was nothing short of amazing. "It is his responsibility to know it, and besides, what do you want us to do, put up a sign here and let some antisemitic reporter or journalist take a photo so he that can show the world that Apartheid exists here?"
>
> Indeed Apartheid does exist here.

---

[79] "Indeed There Is Apartheid In Israel," by Shulamit Aloni, Original Hebrew: *Yediot Acharonot*, December 31, 2006 http://www.ynet.co.il/articles/0,7340,L-3346283,00.html
English translation: http://www.scoop.co.nz/stories/HL0701/S00070/shulamit-aloni-there-is-apartheid-in-israel.htm

A news article in the *Washington Post* on March 4, 2013, "Israel's Palestinian-only buses draw accusations of segregation, apartheid,"[80] states:

> Israeli editorials decried a descent into what critics called apartheid. The country's left-wing Meretz party condemned "segregated busing" as unacceptable for democracy. On its blog, the quarterly Jacobin simply posted the text of a Haaretz article above the text for Plessy v. Ferguson, the 1896 court decision that established the "separate but equal" doctrine in the U.S.
>
> "Creating separate bus lines for Israeli Jews and Palestinians is a revolting plan," said Jessica Montell, a human rights activist quoted in Al-Jazeera English. "This is simply racism. Such a plan cannot be justified with claims of security needs or overcrowding."
>
> But the outrage overlooks an unfortunate reality in modern Israel: Israeli Jews and their Arab neighbors already get different treatment. As the Wall Street Journal points out, Israelis and Palestinians in the West Bank have long been funneled into different legal systems — the former to Israel's criminal system, "where the rights and legal protections are on par with any Western democracy," and the latter to military courts dating back to 1967.

A news article in the *Wall Street Journal* on March 4, 2013, "Split Israel Bus Lines Spur Segregation Debate,"[81] states:

> Palestinians and Israelis living side-by-side in the West Bank are governed by a dual system riven with inequalities that rarely make headlines in Israel.
>
> Parallel legal systems govern the lives of both peoples. Israelis charged with a crime in the West Bank are channeled into Israel's criminal justice system, where the rights and legal protections are on par with any Western democracy. Palestinians are subjected to military courts, established after Israel won the West Bank from Jordan during the Arab-Israeli war in 1967.
>
> Many of the protections enshrined in Israel's legal code don't exist in the military courts, where military appellate court judges draw on Jordanian law, British-era laws and Israeli military decrees dating back to 1967. Israel says the dual systems are necessary to battle Palestinian terror networks.

---

[80] "Israel's Palestinian-only buses draw accusations of segregation, apartheid," by Max Fisher and the Washington Post Foreign Staff, March 4, 2013 http://online.wsj.com/article/SB10001424127887324178904578340541101396634.html

[81] "Split Israel Bus Lines Spur Segregation Debate," By Charles Levinson, Wall Street Journal, March 4, 2013, "New Transport for Palestinian Workers From West Bank Brings Touchy Issue of Inequality Between Two Peoples to Forefront" http://online.wsj.com/article/SB10001424127887324178904578340541101396634.html

> "Buses are a symbol of segregation," said Hagit Ofran, of Peace Now, an Israeli pro-peace group. "That may be the reason we get so much interest about it. Segregation is all over the occupation, but when it comes to buses it looks very bad."
>
> Anything that hints at segregation, with its historical connection to South African apartheid and the American civil-rights movement, is a particularly explosive issue in a country that takes pride in being a Western-style democracy.
>
> But the issue has increasingly sneaked into the public debate. The country's Minister of Defense, Ehud Barak, was perhaps the first senior Israeli leader to publicly warn that Israel's policies in the West Bank risked leading Israel toward being "an apartheid state."
>
> "If, and as long as between the Jordan and the sea, there is only one political entity, named Israel, it will end up being either non-Jewish or non-democratic...If the Palestinians vote in elections, it is a binational state, and if they don't, it is an apartheid state," Mr. Barak said at a security conference in 2010.
>
> All six living ex-directors of Israel's internal Shin Bet security service, the lead agency in fighting Palestinian terror, recently participated in the Oscar-nominated documentary "The Gatekeepers," to warn against Israel's continued presence in the West Bank.

An opinion article in the *New Statesman* on March 5, 2013, "Segregation and echoes of apartheid: Israel launches Palestinian-only buses,"[82] by Rachel Shabi points out that "separation and discrimination is a numbing fact of life for Palestinians in the West Bank":

> The West Bank is already a grid of A-roads and B-roads, with Palestinians and Jewish settlers funnelled into either according to colour-coded ID cards and number plates. This unofficial system just got extra hardware, with the introduction of a new Israeli bus line, for Palestinians with the right permits, who erroneously believed they could use settler transport to get to their wage-slave jobs in Israel. And Israel says they still can do so, of course – except that drivers and border police have already indicated that Palestinians choosing the "wrong" bus will be directed to the right ones. Officially, there is no segregation. In practice, there plainly is.

---

[82] "Segregation and echoes of apartheid: Israel launches Palestinian-only buses," by Rachel Shabi, 5 March 2013, "Separation and discrimination is a numbing fact of life for Palestinians in the West Bank" http://www.newstatesman.com/world-affairs/2013/03/segregation-and-apartheid-israel-launches-palestinian-only-buses

A May 2012 map shows "Israel's system of segregated roads in the occupied Palestinian territories."[83]

An article in *The Telegraph* on March 3, 2013, "Israel launches Palestinian-only buses amid accusations of racial segregation,"[84] states:

> Campaigners say troops began ordering Palestinians with Israeli work permits off buses after settlers made complaints last November.
>
> After witnessing one such incident, Ms Yeshua-Lyth lodged a report with Makhsom Watch, an Israeli group that monitors check point incidents. She described how soldiers herded around 30 Palestinian workers from a bus travelling from Tel Aviv to the West Bank.
>
> "The soldier/officer roars: "Udrub!" (Move!) And then: "Sit on your butts! On your butts!," she wrote. "They are then marched to the terminal fence and made to stand along it in a line, then to sit on the cold ground and wait."
>
> When the men asked why they had been taken from the bus, they were told "You're not allowed to be on Highway 5" and "You're not allowed to use public transportation at all."

K. Discrimination is specifically identified by the SEC in 17 CFR Part 240[85] as a "significant social policy issue":

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (**e.g., significant discrimination matters**) generally would not be considered to be excludable, because the proposals would transcend the day-to-day

---

[83] "Visualizing Palestine, On Israel's system of segregated roads in the occupied Palestinian territories," by Ahmad Barclay, May 2012 http://visualizingpalestine.org/infographic/segregated-roads-west-bank

[84] "Israel launches Palestinian-only buses amid accusations of racial segregation," by Robert Tait, 03 Mar 2013: "Israel has been accused of encouraging racial segregation after a new Palestinian-only bus service was launched following objections by Jewish settlers who claimed Arab passengers were 'a security risk'." http://www.telegraph.co.uk/news/worldnews/middleeast/israel/9906113/Israel-launches-Palestinian-only-buses-amid-accusations-of-racial-segregation.html

[85] Final Rule: Amendments to Rules on Shareholder Proposals, Securities and Exchange Commission, 17 CFR Part 240, Release No. 34-40018; IC-23200; File No. S7-25-97, RIN 3235-AH20, Amendments to Rules on Shareholder Proposals, http://www.sec.gov/rules/final/34-40018.htm#foot39

business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

As CREF holds in its portfolio private companies that are engaged in work to support or facilitate such discrimination in the occupied Palestinian territories, under this SEC rule a proposal focusing on this significant social policy issue would be appropriate for a shareholder vote.

L. Egregious violations of human rights in addition to those so far identified

This letter has so far quoted sources identifying egregious human rights issues, including illegal settlements on occupied territory, abuse of prisoners, restrictions of movement, a foreign occupying army, restricted access to farmland, demolitions and displacements from homes, humiliation, the firing of rubber coated steel bullets and live ammunition, segregation, discrimination, the lack of equal rights, different laws for Israelis and for Palestinians living under occupation, requisitioning of lands, segregated buses, segregated roads, and discriminatory allocation of water.

Amnesty International[86] describes torture and other ill treatment, detention without trial, unfair trials, excessive use of force, forced eviction, and the Gaza blockade. The widely reported "Report of the United Nations Fact-Finding Mission on the Gaza Conflict,"[87] describes violations of International Humanitarian Law committed by Israeli forces during the 18-day assault on Gaza in 2008-2009. Human Rights Watch found violations committed by Israeli forces during the 8-day assault on Gaza in November 2012.[88]

M. CREF states that the issue is "highly controversial" and that there is "no broad consensus" but these admissions are consistent with the issue being one of "widespread public debate."

CREF acknowledges that the issue is "highly controversial" (CREF letter March 22, 2013 at page 5). CREF argues, however, that, unlike the anti-genocide proposals regarding the Sudan, "there is no broad consensus" on the occupation of Palestine. From this CREF concludes that the issue does not meet the SEC criteria.

Proponents ask the SEC to consider that the view that the issue is highly controversial and that there is no broad consensus is consistent with the issue being one of "widespread public debate," a component of SEC decision making that allows the SEC to decide that an issue goes beyond the ordinary business exclusion.

---

[86] "Amnesty International Annual Report, 2012, Israel and the Occupied Palestinian," Territories http://www.amnesty.org/en/region/israel-occupied-palestinian-territories/report-2012

[87] "Report of the United Nations Fact-Finding Mission on the Gaza Conflict," September 25, 2009 http://www2.ohchr.org/english/bodies/hrcouncil/docs/12session/A-HRC-12-48.pdf

[88] "Israel: Gaza Airstrikes Violated Laws of War--Israeli Attacks Killed Civilians, Destroyed Homes Without Lawful Justification" HRW http://www.hrw.org/news/2013/02/12/israel-gaza-airstrikes-violated-laws-war

CREF appears to be putting forward a different standard in an effort to meet its burden to demonstrate that it is entitled to exclude the proposal. The actual standard for the exception to the ordinary business exclusion is "widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues." Instead, CREF asserts, without support or citation, that the occupation of Palestine must be a "widely accepted" as wrongful for the issue to meet its imagined SEC standard to transcend the ordinary business exclusion. The points it makes are not dispositive as to whether the actual exception to the ordinary business exclusion is or is not satisfied. In asserting a different standard, CREF implicitly admits that it cannot meet the actual SEC standard to exclude the resolution from a vote.

N. Ending investment is not illegal, and no laws or policies discourage it.

CREF also states that on the Sudan issue, the US Congress passed a law designed "to make it easier for fiduciaries to divest from companies deemed to support human rights atrocities in Sudan." In contrast, CREF argues, "the United States adopted laws designed to discourage and, in some circumstances, prohibit U.S. companies from furthering or supporting foreign boycotts of Israel."

However, the proponents of the present resolution would respectfully ask the Staff to consider that the proposal calls on CREF to "end investments in companies," not to boycott.

While among the list of ways the supporting statement shows widespread public debate on the issue are calls for boycott by the U.N. Special Rapporteur on the situation of human rights in the occupied Palestinian territories and by the United Methodist Church, the Presbyterian Church (USA) and the United Church of Canada, the resolution itself does not call for boycott. Government policy regarding boycott is irrelevant.

The resolution calls for ending "investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports the Israeli occupation." One company mentioned as an example in the supporting statement, Veolia Environment, is a French company.

CREF acknowledges that the only boycotts of Israel that the United States ever prohibited were "foreign boycotts," that is those initiated by a foreign government under the now expired Export Administration Act's anti-boycott provisions.[89] The expired law regarding foreign boycotts of Israel and any implementing regulations have no bearing on a shareholder resolution that does not call for boycott and that was initiated by no foreign government but by CREF's own participants.

Neither the supporting statement nor the resolved clause of the present proposal recites deference to any foreign country. The supporting statement cites the U.N. Special Rapporteur, U.S. and Canadian churches, and NGOs. The campaign supporting the present

---

[89] *See* CREF letter, at 5, n.14.

proposal includes a coalition of U.S. nonprofit organizations[90] after its launch by Jewish Voice for Peace, a California-based nonprofit organization dedicated to grassroots activism within the U.S. A call for a human rights-inspired boycott initiated by any such individuals, churches, NGOs, or grassroots organizations has not been prohibited under US law, past or present. To the contrary, such calls for boycott are protected by the First Amendment of the Constitution.[91] Thus, if the resolution had called upon CREF to boycott companies supporting human rights violations, including those committed to sustain and expand the Israeli occupation, it would not have been prohibited or even discouraged by any law or regulation, but protected by the First Amendment.

O. While CREF says that the current proposal is "nearly identical" to a 2011 proposal, CREF's own letters demonstrate lack of identicality.

CREF states that "the 2011 Proposal is nearly identical to the Proposal here" and that the 2011 no-action letter can therefore be used here. However, two of the arguments CREF used in its 2011 letter are not found in its 2013 letter, highlighting the substantial differences between the two resolutions.

CREF's own letters illustrate that lack of identicality. While CREF mentions the SEC rule regarding "micro-management," no longer does CREF argue "micro-management" as it did in its March 22, 2011 letter starting on pages 3 and 4. Nor does CREF argue that "the proposal materially mischaracterizes CREF's beliefs and policies."

The micro-management argument could well have been the basis for the SEC's decision in 2011 that the proposal falls under the ordinary business exclusion. With CREF itself having omitted this carefully constructed micro-management argument from its 2013 letter, the proponents of the present resolution would respectfully ask the SEC to strike the CREF assertion that "the 2011 Proposal is nearly identical to the Proposal here" and any conclusion that may be drawn from that material mischaracterization.

A new decision is appropriate on this new and different resolution. This particularly in view of the vastly increased public debate on the matter since 2011 and the sharply increasing recognition since then that the issue raises significant social and corporate policy issues.

P. CREF's assertion that the Proposal interferes with Quiet Diplomacy is illogical.

CREF asserts without logical foundation that "the Proposal interferes with CREF's longstanding policy of engaging in 'quiet diplomacy' with portfolio companies, where appropriate, which is an integral part of CREF's investment activities."

---

[90] The coalition includes Adalah-NY, American Friends Service Committee (AFSC), Grassroots International, Jewish Voice for Peace (JVP), The US Campaign to End the Israeli Occupation, and The US Palestinian Community Network (USPCN).

[91] *NAACP v. Claiborne Hardware, 458 U.S. 886 (1982)*
http://supreme.justia.com/cases/federal/us/458/886/case.html
Davis v. Cox, No. 11-2-01925-7 - *Tr. of Decision* (Thurston County Sup. Ct. Feb. 27, 2012)
http://ccrjustice.org/files/02-27-12%20Davis%20v.%20Cox.PDF

However, a careful reading of the proposal shows that it does nothing of the sort. CREF points to no language in the proposal that restricts CREF from doing anything whatsoever it may want to do on any subject, including quiet diplomacy. The resolution exclusively requests one action, "end investment." The resolution has no fixed date for taking this action, leaving the date to decision by the Board. Thus, before, during, and after ending investment the resolution in no way interferes with any other action CREF might wish to also take, including quiet diplomacy. The proposal to end investment would obviously stop being applicable to a company in which quiet diplomacy, or any other factor, succeeded in ending its support for human rights violations, including support for Israel's occupation. In view of the fact that ending investment can be done without any "public confrontation," the resolution in no way interferes with the CREF Policy Statement on Corporate Governance quoted in the CREF letter to the SEC.

Furthermore, CREF fails to explain how a vote by the shareholders on the resolution would interfere with--rather than facilitate--its own informed dialogue and quiet diplomacy. After all, the debate on this issue is swirling at the UN, in the halls of Congress, on college campuses, in newspaper and internet articles, and in street protests around the world.

Q. CREF expressly admits that its policy permits divestment.

In addition, proponents respectfully ask the SEC to consider that CREF's admission in section B of its letter on page 6, that its policies and practices "may include divesting from companies in appropriate circumstances," puts to rest its argument that the resolution to "end investments" would cause "public confrontation" and interfere with "quiet diplomacy."

R. SEC rules preclude the Board from using its preference for "quiet diplomacy" to exclude a resolution from a vote by shareholders.

Furthermore, even if the resolution somehow did interfere with quiet diplomacy, which it does not, SEC rules providing an exception to the ordinary business exclusion preclude CREF from using its preference for "quiet diplomacy" to exclude an appropriate resolution from a vote by shareholders. In that case the preference for "quiet diplomacy" would have to give way to the right of the shareholders to run their own company when the matter falls outside the ordinary business exclusion because of widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues. CREF should not be allowed to avoid following SEC rules that allow a vote by shareholders to take an action by asserting a preference for a different approach.

S. Facts since 1992, facts since 2011, and facts not presented in 2011 but included here, may require a different SEC conclusion.

Citing the 2011 CREF and a 1992 AT&T no-action letters, CREF states, "the Staff has concluded that proposals concerning Israel and the West Bank do not raise significant policy issues sufficient to trump the 'ordinary business operations' exclusion in Rule 14a-8(i)(7)." Proponents acknowledge that in the 1992 AT&T no action letter the Staff wrote, "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related, to the Company's business." However, in its 2011 letter, the Staff wrote, "because our position is based on facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion." In the proposal itself and in today's letter we offer such different facts or conditions or additional facts or conditions upon which a different conclusion may be based.

T. CREF asserts that the "essential objectives" have already been "substantially implemented" but CREF misstates the "essential objectives" of the Proposal

In its March 22, 2013 letter to the SEC, CREF asserts that "the essential objectives of the Proposal have already been substantially implemented." However, CREF misstates the "essential objectives" of the Proposal. Having misstated the proposal's essential objective, CREF's argument is off target.

According to CREF:

> The Staff has stated that "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." [16] Significantly, when applying the substantial implementation standard, a proposal need not be "fully effected." [17] Rather, the Staff will grant no-action assurance when a company has implemented the *essential objective* of a proposal, even in cases where the company's actions do not fully comply with the specific dictates of the proposal. [18]

CREF then discloses its view of the essential objective of the proposal. Please notice the ellipse that CREF includes to omit seven words of the text of the resolved clause:

> In this case, the essential objective of the Proposal is to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights . . . ."

CREF then asserts that:

> TIAA-CREF has already put in place policies and practices designed to address human rights matters, which may include divesting from companies in appropriate circumstances.

CREF quotes from its Policy Statement:

> "[TIAA-CREF] may, as a last resort, consider divesting from companies we judge to be complicit in genocide and crimes against humanity, the most serious human rights violations, after sustained efforts at dialogue have failed and divestment can be undertaken in a manner consistent with our fiduciary duties."

Then CREF asserts in its March 22, 2013 letter to the SEC that:

> The Policy Statement and CREF's practices thereunder address the Proposal's essential objectives of ending investments in companies that, in CREF's judgment, substantially contribute to or enable egregious violations of human rights. Accordingly, CREF

> already has developed and implemented a comprehensive policy that "compares favorably with the guidelines of the [P]roposal" and that implements the essential objective of the Proposal. Indeed, to the extent Proponent disagrees with the implementation of that policy, such disagreement only highlights why the Proposal should be excluded as infringing on CREF's "ordinary business operations" as described above.

Proponents now respectfully ask the Staff to consider the effect of the omission of the seven words from the resolved clause in CREF's determination of the "essential objective" of the proposal. Here is the resolved clause in full:

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, **including companies whose business supports Israel's occupation**.

The resolved clause includes a general portion about companies that "substantially contribute to or enable egregious violations of human rights." The resolved clause also includes a specific portion, "including companies whose business supports Israel's occupation." In its determination of the "essential objective" of the proposal CREF omitted the specific portion. Having truncated the resolved clause to omit mention of companies whose business supports Israel's occupation, CREF did not address the actual "essential objective" of the resolution, which is to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation." The seven omitted words are necessary to fully identify the "essential objective" of the proposal.

In its March 22, 2013 letter to the SEC, CREF mentions no CREF "practice" that "substantially implements" the actual "essential objective" of the resolution, to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports the Israeli occupation of Palestine."

CREF appears to be taking the policy of the SEC at least one step too far. As CREF noted, the Texaco Inc. SEC No-Action letter of March 28, 1991 provides, "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." The Texaco No-Action letter quoted by CREF provides no authority for what CREF does in this case, first truncating the proposal and then determining whether its particular policies, practices and procedures compare favorably with the truncated version.

Even if CREF is correct that it need not "fully comply with the specific dictates of the proposal" to achieve the status of "substantially implemented," the proponents would respectfully ask the SEC to consider that it must examine the resolved clause as a whole to correctly identify "the essential objectives of the Proposal" and show "policies, practices, and procedures" that "substantially implemented" them.

For example, in its footnote 18 CREF cited Freeport-McMoran Copper & Gold, Inc. SEC No-Action Letter (pub. Avail. Mar. 5, 2003). Starting on page 3 of this letter, Freeport-McMoran

Copper & Gold, Inc. presents a table showing each of the six parts of the resolution and showing how the company is implementing each and every one of them.

Similarly, also in its footnote 18 CREF cited Kmart Corp., SEC No-Action Letter (pub. Avail. Mar. 12, 1999). In paragraph *2 of this letter, Kmart Corp. presents the resolved clause in full and then shows how the company has implementing the requested report.

None of the letters CREF cites uses the term "essential objective of the proposal." None of the letters CREF cites shortchanges, rewrites, or truncates the resolved clause of the proposal to arrive at an "essential objective" that is quite different from the resolved clause as written by the proponents.

Having cited Freeport-McMoran Copper & Gold, Inc. and Kmart Corp., CREF should be held to the standard they each illustrate of fully disclosing the resolved clause in full and showing practices and procedures implementing it. CREF failed to show that it met the standard those companies illustrated of disclosing the resolved clause--not truncating the resolved clause. CREF failed to show that it met the standard those companies illustrated of substantially implementing the actual resolved clause. CREF failed to show *any* practices or procedures by which it has substantially implemented the actual resolved clause.

While there may be instances when the mere adoption of a policy is the "end goal," this is not such an instance. The *stated* goal of the resolution is not the adoption of a policy, but its implementation, by the act of ending investment. CREF has pointed to no evidence that it has taken any steps toward ending investment in companies that contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

The SEC would be opening wide the door to allowing companies to truncate or otherwise distort the resolved clause and to eviscerate the right of shareholders to vote on issues of significant social policy if it were to accept CREF's argument that the adoption of a policy as truncated is, in itself, "substantial implementation" of that policy.

Conclusion

The Proponents respectfully ask the SEC Staff to consider that CREF has not met its burden.

As CREF recognized in its February 24, 2004 letter to the SEC, "The staff has determined that shareholder proposals involve significant social policy issues if they involve issues that engender widespread debate, media attention and legislative and regulatory initiatives," and that such proposals fall under an exception to the ordinary business exclusion. CREF misstates these criteria in its March 22, 2013 letter concerning the present proposal, asserting instead "widespread acceptance."

CREF's assertion that the present proposal does not raise significant social and corporate policy issues is contradicted by the deep-seated *de jure* and *de facto* discrimination and segregation practiced under the Israeli occupation of Palestine, by the violations of international law, and by the widespread debate and media attention given to such high-profile events as growing campus protest, national church letters and resolutions, and a Presidential visit to Israel and Palestine last month.

CREF's assertion that the proposal is "nearly identical" to a 2011 proposal is contradicted by different wording of the resolution and by the difference in CREF's argument in 2013 from its argument in 2011: CREF no longer argues "micro-management."

Developments since 2011 show increasing public debate and recognition that the proposal involves a significant social policy issue.

CREF's admission that its policy actually "may include divesting in appropriate circumstances" contradicts CREF's assertion that the proposal to end investment interferes with its policy or with its preference for "quiet diplomacy." The resolution does not preclude resort to such diplomacy, and this internal policy cannot trump the shareholders right to vote if the issue meets the SEC exception to the ordinary business exclusion.

To fabricate its assertion that "the essential objectives of the Proposal have already been substantially implemented" CREF had to omit part of the resolved clause. CREF is asking the SEC to eviscerate the right of shareholders to vote on matters of significant social policy based on truncating the resolved clause and without providing evidence of steps taken to implement the policy actually stated in the shareholder resolution.

The request by CREF for a no-action letter should be rejected. Please let the CREF shareholders consider and vote on this proposal.

If you have any questions, please do not hesitate to call. If the staff disagrees with our conclusion that the Proposal may not be excluded from CREF's 2013 Proxy Materials, we respectfully request an opportunity to discuss the matter with the Staff prior to issuance of its formal response, either individually or jointly with TIAA-CREF. Thank you very much.

Sincerely,

s/James Marc Leas/

James Marc Leas, Esq.
37 Butler Drive
South Burlington, Vermont 05403
802 864-1575
jimmy@vermontpatentlawyer.com

s/Barbara Harvey/

Barbara Harvey, Esq.
1394 East Jefferson Avenue
Detroit, MI 48207
313 567-4228
blmharvey@sbcglobal.net



Financial Services

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
Tel: (212) 916-4218
Fax: (212) 916-6524
prollock@tiaa-cref.org

April 22, 2013

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund – 2013 Annual Meeting
Omission of Shareholder Proposal of Steve Tamari *et al.*

Dear Mr. Kotapish:

This letter responds to the submission to you from James Marc Leas and Barbara Harvey dated April 15, 2013 (the "Submission") concerning our March 22, 2013 request to omit from CREF's 2013 Proxy Materials a proposal for shareholder action, together with a supporting statement, on the following resolution (the "Proposal"):

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

The Submission asks the staff of the Securities and Exchange Commission (the "Staff") to reject our request to exclude the Proposal from CREF's 2013 Proxy Materials. We continue to believe that the Proposal is properly excludable for the reasons discussed in our March 22 letter. In addition, we ask the Staff to consider the following in response to the Submission.

I. The Proposal is Properly Excludable for the Same Reasons Considered and Accepted by the Staff in 2011.

In our March 22 letter, we observe that the Proposal is nearly identical to a shareholder proposal submitted to CREF in 2011 (the "2011 Proposal"), where the Staff agreed with our conclusion that the proposal could be omitted from CREF's proxy materials because it dealt with a matter related to CREF's ordinary business operations.

Page four of our March 22 letter sets forth precisely how the substance of the Proposal here is the same as the substance of the 2011 Proposal. We stated that, for the same reasons considered and accepted by the Staff just two years ago, the Proposal here is properly excludable from CREF's 2013 Proxy Materials.

The Submission asks the Staff to reject our request to exclude the Proposal from CREF's 2013 Proxy Materials. But the Submission does not even attempt to address how the actual substance of the Proposal here is different from the substance of the 2011 Proposal, where the Staff agreed with us that the proposal was properly excludable from CREF's 2011 Proxy Materials pursuant to Rule 14a-8(i)(7).

The 34-page Submission only briefly addresses this critical issue on page 29, where it argues that the two proposals must be different because our March 22 letter does not recite verbatim the very same arguments made by us just two years ago. Of course, rather than restating those arguments anew, our March 22 letter demonstrated how the Proposal is substantively the same as the 2011 Proposal, and included as an Exhibit all of the relevant correspondence with the Staff in 2011.

We believe it is telling that the Submission does not even attempt to address how the Proposal here differs in substance from the 2011 Proposal. We assume this is because the proponents know that the Proposal, in fact, does not differ substantively from the 2011 Proposal. Accordingly, we respectfully submit that the Proposal is properly excludable from CREF's 2013 Proxy Materials pursuant to Rule 14a-8(i)(7), on the same grounds that the Staff considered and accepted in connection with the 2011 Proposal.

II. The Submission Fails to Demonstrate Any Material Change in the Significance of the Policy Issue Purportedly Addressed by the Proposal

A shareholder proposal that relates to certain types of management functions may not be excludable under Rule 14a-8(i)(7) if the proposal "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[1] In its review of the 2011 Proposal, the Staff would have considered whether the subject purportedly addressed by that proposal – Israel's treatment of Palestinians – qualified for this exception to Rule 14a-8(i)(7). In the end, the Staff found that the 2011 Proposal was properly excludable under the Rule.[2] This result is consistent with the Staff's response to another issuer in a 1992 no-action letter, where the Staff concluded that "the policy issue raised by the proposal, Israel's treatment of Palestinians, **is not significant, and in fact not related, to the Company's business.**"[3]

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1 *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

2 College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 6, 2011).

3 American Telephone & Telegraph Co., SEC No-Action Letter (pub. avail. Jan. 30, 1992) (emphasis added).

The Submission essentially argues that developments over the past two years should cause the Staff to reverse course and treat this complex and highly controversial geopolitical dispute as a "significant policy" issue. We disagree. The issue of Israeli-Palestinian relations represents one of the longest running foreign policy disputes in contemporary history. The Staff has repeatedly, and very recently, rejected arguments that the subject matter qualifies for the significant policy exception to Rule 14a-8(i)(7). As we noted in our correspondence with the Staff just two years ago, we believe this is a classic instance of a proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." We are also very concerned that the one-sided and inflammatory statements made in the Submission – including allegations of segregation, and even apartheid – raise a concern that any debate likely to arise from putting this issue in the 2013 CREF Proxy Materials would not be full, fair and consistent with the spirit of Rule 14a-9.

Accordingly, we respectfully request that the Staff reject the invitation to overturn the Staff's longstanding view – most recently affirmed by the Staff just two years ago – that the issue purportedly raised by the Proposal qualifies for the significant policy exception to Rule 14a-8(i)(7).

III. The Submission's Characterization of the "Substantially Implemented" Exclusion Confirms that the Proposal Interferes with CREF's Ordinary Business Operations

The Submission mischaracterizes the Proposal in an attempt to argue that the essential objectives of the Proposal have not been substantially implemented.[4] The Proposal includes a general request for the Board to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights...." It then states an example of such companies with the words – "including companies whose business supports Israel's occupation."

Our March 22 letter discusses how CREF has substantially implemented the essential objectives of the Proposal to end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights. The

[4] Indeed, the Submission contains numerous factual inaccuracies and misstatements of law. As an example, the Submission states Caterpillar Inc. (ticker: CAT) was deleted from several MSCI ESG indexes last year in part because of Caterpillar's operations in Israel, and that this caused CREF to divest from CAT. The purported rationale for CREF's investment decisions regarding CAT is inaccurate and misleading. According to MSCI, CAT was deleted from the MSCI ESG indexes following "declining ESG performance associated with the management of its Employees & Supply Chain challenges." *See* MSCI, "General Q&A: Removal of Caterpillar from several MSCI ESG Indices" (Oct. 2012), *available at* http://www.msci.com/resources/pdfs/ESG_Indices_General_QA_October_2012.pdf.

Submission nonetheless argues that "CREF has pointed to no evidence that it has taken any steps toward ending investment in companies that contribute to or enable egregious violations," reasoning that the Proposal requires more than the adoption of a policy, but rather "implementation, by the act of ending investment." Yet the website of the WeDivest.org coalition, the group behind the Submission, concedes that CREF "cares about socially responsible investment," and notes that "[i]n 2009, TIAA-CREF divested from companies involved in Darfur."[5] Accordingly, the proponents of the Proposal are well aware that CREF has taken steps to end investment in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights.

The Submission nonetheless argues that CREF has not "substantially implemented" the Proposal because it has not cited to any evidence that CREF has divested from companies that support "Israel's occupation." This argument demonstrates that the proponents have no true regard for the "trustees' judgment" about which companies "substantially contribute to or enable egregious violations of human rights." In fact, the Submission argues that the only way for the Proposal to be "substantially implemented" is for the trustees to defer to the judgment of the proponents, by deeming any company that supports "Israel's occupation" as targets for divestment. We believe this is a misreading of the plain wording of the Proposal. But if the only way to "substantially implement" the Proposal is for CREF to divest from any company that supports "Israel's occupation," then we submit that such a result would clearly interfere with CREF's ordinary business operations, such that the Proposal may be excluded under Rule 14a-8(i)(7).

For the reasons set forth above, and for the reasons set forth in our March 22 letter, we again respectfully request that the Staff confirm it will not recommend enforcement action if CREF excludes the Proposal from its 2013 Proxy Materials.

Very truly yours,



Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund

---

5 *See* http://wedivest.org/about-the-campaign/ (viewed on April 18, 2013); *see also* Reuters, "TIAA-CREF is First Fund Firm to Divest Over Sudan" (Jan. 4, 2010), *available at* http://www.reuters.com/article/2010/01/04/tiaacref-sudan-idUSN0423851720100104.

cc: Steve Tamari
James Marc Leas, Esq.
Barbara Harvey, Esq.
Jeffrey S. Puretz, Esq. Dechert LLP
Thomas C. Bogle, Esq. Dechert LLP
Adam T. Teufel, Esq. Dechert LLP

Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

THOMAS C. BOGLE

thomas.bogle@dechert.com
+1 202 261 3360 Direct
+1 202 261 3060 Fax

April 22, 2013

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund – 2013 Annual Meeting Omission of Shareholder Proposal of Steve Tamari *et al.*

Dear Mr. Kotapish:

On March 22, 2013, our client, College Retirement Equities Fund ("CREF"), respectfully requested confirmation from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that it would not recommend enforcement action to the Commission if CREF omits the shareholder proposal and supporting statement (the "Proposal") of Steve Tamari *et al.* (the "Proponent") from CREF's proxy statement and form of proxy (the "2013 Proxy Materials"). The Proposal seeks divestment by CREF from "companies whose business supports Israel's occupation."

The purpose of this letter is to inform the Staff of a separate letter CREF received relating to the Proposal. On April 10, 2013, CREF received a letter (the "Letter") from the Shurat HaDin – Israel Law Center (the "Israel Law Center") captioned "Civil Liability of TIAA-CREF for Potential Boycott of Israeli Firms and Investments." A copy of the Letter is attached hereto. The Letter states the implementation of the Proposal "would place CREF in direct violation of New York and federal law." Most significantly, the Israel Law Center explicitly states that, should the Proposal be implemented, the Israel Law Center intends to "immediately bring TIAA-CREF to court to ensure the enforcement of state and federal anti-discrimination and anti-boycott laws and to ensure that Israeli companies and businesses are not harmed as a result of TIAA-CREF's newly-adopted policy of discrimination."

The proxy rules provide that an issuer may omit a shareholder proposal if the proposal would, if implemented, cause the issuer to violate any state or federal law to which it is subject.[1]

[1] Rule 14a-8(i)(2) under the Securities and Exchange Act of 1934, as amended.

Dechert
LLP

We express no opinion regarding the merits of the Israel Law Center's purported causes of action against CREF, nor the potential outcome of any threatened litigation. Nevertheless, the Letter makes clear that CREF would face the imminent prospect of having to defend itself in civil litigation if CREF were to implement the Proposal. The Commission, and the Staff through its interpretation and application of the Rule 14a-8(i) exclusions, has long sought to strike an appropriate balance between the costs associated with shareholder access to the proxy ballot and the desire to foster corporate democracy. We submit that such a balance is not achieved when the inclusion of a shareholder proposal in an issuer's proxy materials subjects the issuer to costly and burdensome litigation.

If you have any questions concerning the foregoing, please contact me at 202.261.3360; thomas.bogle@dechert.com.

Very truly yours,



Thomas C. Bogle

cc: Steve Tamari
James Marc Leas, Esq.
Barbara Harvey, Esq.
Phillip T. Rollock, CREF
Jeffrey S. Puretz, Esq., Dechert LLP
Adam T. Teufel, Esq., Dechert LLP

Attachments:
Israel Law Center Letter (Exhibit A)

Exhibit A


שורת הדין
Shurat HaDin

52512 , ג ן רמת 10 ש"התע'רח ,הק רן ב ית
Beit Hakeren, 10 Hata'as St. Ramat Gan
52512, Israel
www.israellawcenter.org

ט ל : 972-3-7514175 Tel:

פ קס : 972-3-7514174 Fax:

212-591-0073 Tel (US):

April 10, 2013

Roger W. Ferguson Jr., President and CEO
Brandon Becker, Executive Vice President and Chief Legal Officer
Howell E. Jackson, Chairman, TIAA-CREF Executive Committees
Nancy A. Eckl, TIAA-CREF Executive Committees Member
Bridget A. Macaskill, TIAA-CREF Executive Committees Member
Maceo K. Sloan, TIAA-CREF Executive Committees Member
CREF Board of Overseers
CREF Board of Trustees

Teachers Insurance and Annuity Association
730 Third Avenue
New York, New York 10017-3206

College Retirement Equities Fund
730 Third Avenue
New York, New York 10017-3206

Re: **Civil Liability of TIAA-CREF for Potential Boycott of Israeli Firms and Investments**

Dear Sir or Madam:

I write to you with grave concern about an extreme anti-Israel resolution which the TIAA-CREF membership is preparing to vote upon at their upcoming annual meeting. We are urging the TIAA-CREF not to present this resolution for a vote at that meeting. Shurat HaDin – Israel Law Center, an Israeli organization dedicated to enforcing basic human rights through the legal system, represents victims of terrorism in courtrooms around the world. Our clients include American, European, and Israeli citizens. We stand opposed to the Boycott, Divestment, and Sanctions ("BDS") movement, which is sponsoring this resolution, as BDS is inherently biased, prejudicial and has an extremist agenda. Its activities seek to harm and discriminate against Jewish people and inflict violence against the State of Israel. Indeed, as the Anti-Defamation League put it, "The BDS movement at its very core is anti-Semitic."



שורת הדין
Shurat HaDin

We understand that, under pressure from the BDS movement, TIAA-CREF removed Caterpillar Inc. from its Social Choice Funds in 2012. Its holdings in Caterpillar stock were, at the time, roughly $70,000,000. TIAA-CREF is now under pressure from the BDS movement to make significant additional political divestments. We provide this letter to inform you that doing so might subject TIAA-CREF, its officers, and its agents to civil liability.

If TIAA-CREF adopts this extreme resolution at its annual meeting in July, it will have officially taken a biased and discriminatory position in the landmark political battle of our time. It would deeply embroil the TIAA-CREF in the Middle East conflict. Considering that TIAA-CREF's corporate charter limits its proper function to conducting business "to aid and strengthen nonprofit colleges, universities,...and other nonprofit institutions by providing means for the diversification of investment of contributions of such entities," we doubt that the resolution can properly be presented to the membership as it's adoption would arguably be an *ultra vires* act. Regardless, the racist resolution, if adopted, would place CREF in direct violation of New York and federal law. It is contrary to public policy and must be abandoned.

N.Y. EXEC. LAW § 296(13) defines as "an unlawful discriminatory practice" any "boycott" or any decision to "refuse to buy from, sell to or trade with, or otherwise discriminate against any person, because of the...creed...[or]national origin...of such person, or of such person's partners, members, stockholders, directors, officers, managers, superintendents, agents, employees, business associates, suppliers or customers." It further defines as an unlawful discriminatory practice any willful act, or the refrain from any act, that enables another to violate the former prohibition. § 296(13) expressly provides two statutory exceptions, which are not applicable here. No other exceptions or limitations that we are aware of apply under the present circumstances.

Additionally, N.Y. EXEC. LAW § 296(6) defines as "an unlawful discriminatory practice" the aiding and abetting, inciting, or coercing of any of the other acts prohibited in that section (including the adoption of a discriminatory boycott). Liability for the discriminatory boycott advanced by the BDS resolution would therefore extend to secondary actors, including the individuals named in this letter.

Moreover, N.Y. EXEC. LAW § 300 provides that "[t]he provisions of this article [(including § 296)] shall be construed liberally for the accomplishment of the purposes thereof." The New York State Legislature has decided—correctly—that discriminatory boycotts aimed at a sovereign nation and its nationals are not to be


שורת הדין
Shurat HaDin

tolerated in the State of New York. Then-Governor Carey, upon signing the legislation that created § 296, wrote, in no uncertain terms, "that no nation or person is welcome to do business in this state, if that business is accompanied by...bigotry." Section 300 guarantees the enforcement of the legislative objective of ensuring that New York's businesses not engage in discriminatory boycotts by directing courts to read § 296 broadly so as to eliminate such boycotts.

TIAA-CREF should note that N.Y. EXEC. LAW § 297(9) creates a private right of action for violations of § 296. The former statue provides that plaintiffs may seek damages, a declaration compelling the violator of § 296 to cease and desist its discriminatory practices, equitable relief compelling the violator of § 296 to reverse its prior actions, and civil fines to be paid to the State of New York.

In addition, adoption of the BDS resolution might be a violation of federal statute. Section 8 of the Export Administration Act of 1979, 50 U.S.C. app. § 2407 expressly prohibits actions that further or support certain boycotts and imposes reporting requirements upon certain individuals and companies (15 C.F.R. § 760.5) and potential civil and criminal penalties (50 U.S.C. app. § 2410). Section 2407 prohibits "refus[ing] to do business with or in the boycotted country, with any business concern organized under the laws of the boycotted country, [or] with any national or resident of the boycotted country" pursuant to a request made on behalf of a boycotting country. It also prohibits writing certain instruments (such as contracts and letters of credit) that compel compliance with such boycotts. Federal regulation, 15 C.F.R. § 760.2, defines "refusal to do business" as an "action that excludes a person or country from a transaction for boycott reasons" and expressly prohibits the use of blacklists (such as those provided to CREF by BDS operatives). Further, the regulations state that "there need not be a direct request from a boycotting country" for a decision not to engage in business with or invest in a particular company to be construed as part of "an agreement with or requirement of a boycotting country." In other words, § 2407 is violated by entering into an agreement with a third party (such as BDS operatives) if those operatives are acting on behalf of foreign governments. Because BDS is a clear extension of the historic and continuing Arab boycott of Israel, BDS's demands are fairly clearly made on behalf of the boycotting countries (we do not believe that any judge will view the matter differently). Compliance with the BDS resolution is thus presumably a violation of § 2407 and its implementing regulations.

Shurat HaDin hopes that TIAA-CREF heeds this letter and declines to bring the BDS resolution to a vote. If it does permit the resolution to go to a vote, we hope that TIAA-CREF's officers and directors ensure that the voting participants understand that the resolution demands that TIAA-CREF do something illegal and


שורת הדין
Shurat HaDin

that, even if the resolution passes, TIAA-CREF will be unable to comply. But if the anti-Israel resolution passes and TIAA-CREF does not expressly disavow it and refuse to comply with it, Shurat HaDin will be ready to immediately bring TIAA-CREF to court to ensure the enforcement of state and federal anti-discrimination and anti-boycott laws and to ensure that Israeli companies and businesses are not harmed as a result of TIAA-CREF's newly-adopted policy of discrimination.

We welcome any questions or comments that you have and would appreciate your statement of intent not to entertain any resolution that calls on TIAA-CREF to engage in a discriminatory boycott.

Very truly yours,

Nitsana Darshan-Leitner, Esq., Director
Shurat HaDin – Israel Law Center

April 29, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Response on behalf of Steve Tamari and others to CREF letter from Thomas C. Bogle dated April 22, 2013 regarding letter from Shurat HaDin (Israel Law Center)

Dear Ms. Skeens:

This letter responds to Mr. Bogle's letter of April 22, 2013, including the letter he attached from Shurat HaDin (Israel Law Center). The Shurat HaDin attachment characterizes proponents' proposal as a "racist resolution" that is "contrary to public policy." It argues that the resolution calls for unlawful action under federal and state law. It urges TIAA-CREF to refuse to present the proposal to shareholders for a vote and states a threat to sue both TIAA and CREF, should CREF implement the proponents' proposal.

I. A third party threat of litigation upon implementation of a shareholder proposal presents no basis, in itself, for excluding the proposal from voting.

In his April 22, 2013 letter to the SEC on behalf of CREF, Mr. Bogle recognizes that "[t]he proxy rules provide that an issuer may omit a shareholder proposal if the proposal would, if implemented, cause the issuer to violate any state or federal law to which it is subject. " However, he does not assert that the proponents' proposal, if implemented, would indeed cause the issuer to violate any state or federal law to which it is subject. Instead, he writes: "We express no opinion regarding the merits of the Israel Law Center's purported causes of action against CREF, nor the potential outcome of any threatened litigation."

Thus, CREF makes no assertion that the proposal violates any applicable law (even Shurat HaDin does not assert violation of federal law—as further described herein below Shurat HaDin merely states that "adoption of the BDS resolution **might** be a violation federal statute." Emphasis added). Instead, CREF asks the SEC to recognize a threat of civil suit against the Company, should a shareholder proposal be implemented, as a ground for exclusion of that shareholder proposal from voting.

But none of the proxy rules as they exist recognize such a third party threat of litigation as cause for exclusion of a shareholder proposal from voting.

We respectfully submit that CREF's argument is unsound. The mere threat of suit by a third party is insufficient basis for issuance of a no-action letter. CREF admits as much by making its request for reinterpretation of Rule 14a-8(I) exclusions. CREF makes this request without citing authority and without articulating or urging a rationale for such a reinterpretation beyond complaining about the inconvenience and expense of being subjected to suit, and, most seriously, without examining and assessing the threatened litigation on its merits.

The standard for excluding a shareholder resolution under Rule 14a-8(i)(2) requires more than a mere threat of litigation by a third party. This is especially the case, as here, where the issuer, CREF, has not asserted the existence of valid grounds for the allegation that implementation of the resolution would be unlawful. In this case, the issuer, CREF, is not making that assertion. To the contrary, CREF has stated that it takes no position on the merits of the threatened suit. CREF has not asked the SEC to base its decision on the third party's assertion that implementation of the proponents' resolution would cause CREF to be in violation of any law. Instead, CREF is asking the SEC to issue a no-action letter on a ground not recognized by rule 14a-8(i)(2): the inconvenience and expense of being subjected to suit, without assessment of its merits.

The reinterpretation of SEC rules requested by CREF in response to Shurat HaDin's threat of suit is incompatible with CREF 's duty to act in accordance with the requirements of law. The reinterpretation of SEC rules requested by CREF is also incompatible with the Staff's duty to enforce its own rules, including 14a-8(i)(2), which sets a more rigorous standard for exclusion. This rule plainly and unambiguously requires at least a showing that the proposal "**would**, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." (Emphasis added.) The clear terms of Rule 14a-8(i)(2) cannot be ignored. It is axiomatic that no agency or court is free to ignore the plain requirements of statutes or rules that it is duty-bound to enforce, in the interests of weighing equities. In this letter we will show that Shurat HaDin's claims are unmeritorious and frivolous. If Shurat HaDin files suit, CREF has judicial remedies for unmeritorious and frivolous claims.

Proponents respectfully ask the Staff to consider and make its determination based on the actual legal standards that the SEC exists to uphold and enforce. Acceptance of CREF's request to allow a third party threat of civil action to influence or determine its decision would provide a path for any third party adverse to a proposal to substitute itself for the SEC in the decision as to whether shareholders could vote. Merely by threatening to sue the company if it were to implement the proposal, a third party would be able to stop the shareholders from voting. That would be the end of the actual standard set by Rule 14a-8(i)(2).

II. The proposal would not be unlawful, if implemented.

A. Boycott, Divestment, and Sanctions activity, including this shareholder resolution, is protected by the First Amendment.

The First Amendment most strongly protects political speech. Such speech includes so-called "expressive conduct," which is conduct that conveys a political message, such as a politically symbolic sit-in, "die-in," the erection of mock checkpoints and Separation Walls on campuses, and political boycotts and divestment actions.[1]

Boycott actions in which the goal is to advance the economic interests of the boycotters are economic boycotts. Such boycotts are subject to regulation, such as the prohibition against secondary boycotts under the Taft-Hartley Act.[2] Political boycotts, on the other hand, fall within the core of First Amendment protection as speech that "has always rested on the highest rung of the hierarchy of First Amendment values."[3] Claiborne Hardware was a case that arose in the context of the U.S. civil rights movement. In that case, the Supreme Court enforced this distinction between economic boycotts and political boycotts, squarely holding that political boycotts are within the core of the most protected free speech under the First Amendment.[4]

Unlike the boycott, divestment involves the exercise of a right that has not previously been questioned: the right to sell one's own property.[5] In this case, the unquestionable right to sell one's own property also takes on the character of speech, as well, because it is motivated by social and human rights goals and is intended to be understood as a political statement as well as a political action. As illustrated in the cases cited at note 1, *supra*, such a political statement and such a political action falls under constitutionally protected speech.

As detailed below, the federal law cited by Shurat HaDin has never been construed so broadly as to reach political boycotts, because such broad interpretation or application would cause the law to become void, as unconstitutional under the First Amendment. The state law cited by Shurat HaDin includes an explicit exclusion for "[b]oycotts to protest unlawful discriminatory practices," providing an illustrative example of how political boycotts are addressed in statutes that would risk being struck down as unconstitutional if they barred political boycotts. See pages 4 – 5, below.

B. Shurat HaDin has identified nothing unlawful.

Shurat HaDin cites Section 8 of the Export Administration Act ("EAA"), 50 U.S.C. App. 2407 and New York State law to argue that the proposal would be unlawful, if implemented.

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[1] *See, e.g., Virginia v. Black*, 538 U.S. 343, 365-66 (2003) (cross burning); *Texas v. Johnson*, 491 US 397, 414 (1989) (burning of flag was expressive conduct protected by the First Amendment); *University of Utah Students Against Apartheid v. Peterson*, 649 F. Supp. 1200, 1203-1207 (D. Utah 1986) (construction and maintenance of shanties on university campus to protest apartheid in South Africa is constitutionally protected symbolic expression).

[2] 29 U.S.C. § 158(b)(4)(B).

[3] *NAACP v. Claiborne Hardware Co.*, 458 U.S. 886, 913 (1982), quoting *Carey v. Brown*, 447 U.S. 455, 467 (1980); *see also Davis v. Cox,* Case No. 11-2-01925-7 (Thurston County Sup. Ct. Feb. 27, 2012) (holding a co-op's implementation of a boycott ag ainst Israeli products was protected expressive conduct): http://ccrjustice.org/files/02-27-12%20Davis%20v.%20Cox.PDF , at 16-18.

[4] *NAACP v. Claiborne Hardware Co.*, supra, 458 U.S. at 913-15 (1982); *accord, Davis v. Cox, supra.*

[5] If the sale is done by a representative, that representative, such as TIAA-CREF, is often is subject to a fiduciary duty of care in the transaction.

While the SEC's mandate is to administer federal law, and federal law is now predominant in determining shareholder rights,[6] Rule 14a-8(i)(2) requires consideration of both federal and state law, and both are addressed below.

The EAA, 50 U.S.C. App. § 2401 *et seq.,* imposed controls on access of foreign countries to U.S. goods and technology for strategic military, security, and commercial purposes deemed to be in the interests of the United States.[7] Section 8 imposed both civil and criminal sanctions upon U.S. parties cooperating with boycotts "fostered or imposed by a foreign country against a country which is friendly to the United States and which is not itself the object of any form of boycott pursuant to United States law or regulation." 50 U.S.C. App. § 2407(a)(1); *see also* § 2402(5)(A).

The EAA was enacted in 1979, lapsed in August 1994, was reauthorized by Congress in November 2000, and then expired by its own "sunset" provision in August 2001.[8] While in effect, it was augmented by regulations administered by the U.S. Department of Commerce. In the same month that the EAA expired, President George W. Bush asserted executive authority under the International Emergency Economic Powers Act, "to the extent permitted by law," to maintain in effect the EAA regulations, including anti-boycott regulations.[9] President Obama has continued to renew those regulations, by executive order, to this day.

The EAA's anti-boycott provisions apply explicitly and narrowly only to boycotts called by foreign countries, and only to such boycotts that are called by one or more foreign countries against a "friendly" country. By its terms, it creates no private cause of action. The authority to enforce the criminal provisions are vested solely in the Attorney General, 50 App. U.S.C.A. §§ 2410(a), (b), and civil enforcement authority is vested in the Secretary of Commerce. 50 App. U.S.C.A. § 2410(c).

Thus, any threat of civil suit by Shurat HaDin against TIAA-CREF, for violations of the EAA's anti-boycott provisions, is a patently empty threat.

For the following reasons, these provisions plainly do not apply to the resolution at hand, and the resolution therefore would not be unlawful under the EAA, if implemented:

1. Neither the expired statute nor the regulations promulgated to implement the statute and continued in effect by Presidents Bush and Obama, encompass divestment. They

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[6] Since enactment of the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77-78 "the federal government has become the principal law-giver in determining what shareholders do and in defining the range within which shareholders act." R. Thompson, *Preemption and Federalism in Corporate Governance: Protecting Shareholder Rights to Vote, Sell, and Sue*, 52 LAW AND CONTEMPORARY PROBLEMS 215, 233 (DUKE UNIV. 1999).

[7] *See* 50 U.S.C. App. § 2402.

[8] 50 U.S.C. App. § 2419 and accompanying legislative history.

[9] Executive Order 13222, 66 Fed. Reg. 44025 (Aug. 22, 2001).

encompass boycotts, only. They are not interpreted or applied as encompassing divestment. Shurat HaDin cites no authority warranting extension of these anti-boycott provisions to divestment actions. Indeed, its argument is merely that "adoption of the BDS resolution **might** be a violation of federal statute."[10]

2. The request for divestment made in the resolution was not called by any foreign country or countries. The present shareholder resolution was initiated by a campaign called the "We Divest" campaign, which was conceived by a California-based U.S. nonprofit organization called Jewish Voice for Peace. The campaign is currently administered by a coalition of six domestic U.S. non-profit organizations, including Jewish Voice for Peace, the American Friends Service Committee, Grassroots International, Adalah-New York, the U.S. Palestine Community Network, and the U.S. Campaign to End the Israeli Occupation. The primary resolution filer is a professor in St. Louis, Missouri named Steven Tamari. He filed the resolution as an owner of CREF mutual funds, and the resolution is supported by 200 other individual owners of CREF mutual funds.

3. The resolution is not directed against any country. It is directed "to request that the Board end investments in *companies* that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation." (Emphasis added.) Nor is it directed exclusively against Israeli companies. There are Israeli companies that do not engage in such support, and they are unaffected by the resolution. The one company that is singled out in the supporting statement as exemplifying the sort of human rights violations at issue is Veolia Environment, a French company.

4. The focus of the resolution is not on commerce and trade, or technology, or on the profits to be earned. The resolution provides a classic divestment action from "companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation."

Accordingly, the EAA would not apply to this resolution. This is in addition to the fact that any attempt to apply the EAA's anti-boycott provisions and regulations to this resolution would be unconstitutional under the First Amendment.

Shurat HaDin relies as well on provisions of New York State's anti-discrimination law. *See* N.Y. EXEC. LAW §§ 296(6), (13), 300. Nowhere, however, does Shurat HaDin answer the basic question of how a resolution directed against discrimination, segregation, and other forms of unlawful treatment of Palestinians, on Palestinian territory, would compel "discrimination" on any of the grounds prohibited by New York State's non-discrimination law.[11]

Nor does Shurat HaDin answer the basic question of how divesting from the

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[10] Shurat HaDin letter, at p.3, emphasis added.

[11] Section 296 prohibits discrimination in employment, public accommodations, public housing, real estate transactions, education, etc.

discrimination, inequities, and violations of human and legal rights of Palestinians, *on Palestinian lands*, by the State of Israel, comes within the ambit of New York State's prohibitions against discrimination *in New York State*. Shurat HaDin cites no provision of New York State's discrimination law that asserts extraterritorial jurisdiction over the State of Israel and its treatment of Palestinians in the occupied territories.

Shurat HaDin notes "statutory exceptions" to § 296(13)'s prohibition of boycotts, blacklists, or other refusals to engage in business on prohibited bases, and dismisses them as "not applicable here," without quoting them. One of these exceptions excludes "[b]oycotts to protest unlawful discriminatory practices."[12] But discrimination and segregation in housing, public accommodations, access to public services, and education are all major issues to Palestinians living under occupation, as detailed in our April 15th letter. Such discrimination and segregation would be unlawful under New York State's nondiscrimination law, if it happened in New York State, making the exclusion of boycotts protesting such inequities applicable, if the non-discrimination law were itself applicable.

The factual basis for Shurat HaDin's invocation of New York State's non-discrimination law, in its entirety, is the following on page 1 of its letter:

> BDS is inherently biased, prejudicial and has an extremist agenda. Its activities seek to harm and discriminate against Jewish people and inflict violence against the State of Israel. Indeed, as the Anti-Defamation League put it, "the BDS movement at its very core is anti-Semitic."

It is not the Staff's responsibility, as asked by Shurat HaDin, to put the BDS movement on trial in assessing whether a specific shareholder resolution warrants a no-action letter. But if the Staff had such a duty, Shurat HaDin has offered no supporting evidence. It has stated no facts to substantiate any of its accusations. It states no facts to explain why a human rights agenda amounts to "an extremist agenda" or how such a perceived "extremist agenda" violates New York State's non-discrimination law. It cites no legal authority for its accusations of discrimination. It cites only the opinion of the Anti-Defamation League.

On the other hand, as proponents have shown in great detail in our April 15th letter, voluminous and ever increasing legal and expert authority exists for the proposition that many practices used to enforce the Israeli occupation and expand the illegal and discriminatory settlements indeed result in egregious human rights violations as well as violations of international law. These authorities include numerous detailed, meticulously documented, and factually laden reports by the United Nations, Amnesty International, Human Rights Watch, and our own State Department in its 2012 country report on the occupied territories, referenced in our accompanying letter of today's date. These authorities include the 2004 opinion of the International Court of Justice that Israel's Separation Wall is unlawful under international law, because more than 80% of it intrudes, often deeply, onto Palestinian lands, although Israel's claimed security interests could have been achieved just as well had the Wall been placed on

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[12] See § 296(13)(b).

Israeli land.[13]

Shurat HaDin's assertions that the resolution violates the New York State non-discrimination laws rest on unsubstantiated accusations, unsupported by evidence or even any factually specific accusations, and on a deep misunderstanding of federalism and the territorial limits of New York State law. The accusations that the proposal would violate these provisions of New York State law, if implemented, are frivolous.

With regard to the threat of private civil suit in the letter from Shurat HaDin, proponents note that the letter states that "under pressure from the BDS movement, TIAA-CREF removed Caterpillar Inc. from its Social Choice funds in 2012." Thus, Shurat HaDin has had, since early 2012, more than a year ago, its stated ground for its suit against CREF. Thus, even if the SEC were to accept Mr. Bogle's request, the SEC may not actually save CREF from the expense of defending against a suit.

The same logic used by Shurat HaDin to defame the present divestment resolution as "racist" could have been used to call resolutions to divest from South African apartheid "racist," since the ruling power in South Africa was a distinct racial group: whites. Like resolutions against apartheid in South Africa, proponents of the current resolution recognize that the human rights mentioned in the resolution include equal rights for all. This is the same right that was added to the U.S. constitution by the Fourteenth Amendment and that the Civil Rights Acts protect. The argument that the present resolution is "racist" is frivolous.

What Shurat HaDin appears to be attempting is to outlaw criticism of Israeli misconduct in its treatment of Palestinians. Toward that goal, it is aggressively attempting, through its threats to sue not just CREF, but also hundreds of colleges and universities, to silence critics of Israel's practices and policies regarding Palestinians, their land, and their resources.

Shurat HaDin's tactic in its April 10, 2013 letter to CREF and in its letters to colleges and universities has been to recharacterize all criticism of Israeli treatment of Palestinians as anti-Semitic. This tactic received national publicity in the furor that was raised when Brooklyn College, in February 2013, scheduled a presentation on BDS, offering two speakers: Professor Judith Butler and Omar Barghouti. Judith Butler is a Jewish philosophy professor at the University of California at Berkeley and a member of the Jewish Voice for Peace advisory board. Omar Barghouti is the Palestinian spokesperson to the U.S. and Europe for the Boycott, Divestment, and Sanctions National Committee. Enormous pressure, including the charge of anti-Semitism, was exerted against the College to cancel an event that was a straightforward educational panel on a matter of great interest and importance to students. While the pressure inspired several City Council members to threaten to rescind local funding for the College if it failed to cancel the event, the College refused, and the controversy received widespread national attention and strong support for the College's position in the pages of many major newspapers,

[13] International Court of Justice Advisory Opinion: Legal Consequences of the Construction of a Wall in the Occupied Palestinian Territory, July 9, 2004. *See* http://www.icj-cij.org/docket/index.php?pr=71&code=mwp&p1=3&p2=4&p3=6

including the *New York Times*.[14]

SEC rules and free speech rights under the First Amendment protect the investment community 's right to vote on a proposal requesting the CREF Board to "end investment in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation."

Sincerely,

s/Barbara Harvey

Barbara Harvey, Esq.
1394 East Jefferson Avenue
Detroit, MI 48207
313 567-4228
blmharvey@sbcglobal.net

s/James Marc Leas

James Marc Leas, Esq.
37 Butler Drive
South Burlington, Vermont 05403
802 864-1575
jimmy@vermontpatentlawyer.com

---

[14] *See* our letter of April 15, 2013, pages 8 – 9 and notes 24 – 26.

CREF has nowhere in its filings made any statements or acknowledged any policies or actions to implement the proposal as written, to "end investments in companies that substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation." CREF has not said or done anything even suggesting that it has considered the Israeli occupation as a matter presenting human rights issues. There is no evidence in the record that CREF is in substantial compliance with the resolution that is now before the Staff. Therefore, CREF's "substantial compliance" argument fails.[1]

CREF suggests that general language is what is required for shareholders to avoid the "ordinary business" exclusion, citing a 2008 *Fidelity Funds* letter, in which the SEC Staff declined to issue a no-action commitment. The proposal in that case appeared to have language of a general nature. CREF suggests that such general language is needed so as to defer to the judgment of the board. But CREF's suggestion does not logically follow, and CREF cites no authority for its restrictive conclusion. A proposal written in such general language may not be sufficient to raise an issue that is more specific and around which there is widespread public debate and increasing recognition that the issue raises significant social and corporate policy concerns.

Illustrating the fact that the SEC Staff has not required resolutions to be written in general language, the SEC Staff refused to issue a no-action letter on a resolution calling for a

> report to shareholders by September 2013, at reasonable cost and omitting proprietary information, PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities. *PNC Financial Services Group* (February 13 2013).

Under CREF's reasoning, the resolution should have failed, as embroiling shareholders in the company's ordinary business. CREF's reasoning would appear to instead *require* a resolution to ask the trustees, in more general terms, for a report about polluting the environment, without specifically mentioning greenhouse gas emissions. The SEC staff's approval of general proposal language in the 2008 *Fidelity Funds* letter does not *ipso facto* mean that a proposal falls into the category of "ordinary business" by calling, for example, for a report about companies in which a specific issue of widespread public debate is raised, such as greenhouse gas emissions. Or supporting egregious human rights violations, including by companies operating in Sudan or in South Africa, or companies whose business supports the Israeli occupation.

CREF states that "the Proponents' April 29 letter falsely states that 'CREF does not dispute' the myriad allegations and innuendo about Israeli/Palestinian relations that Proponents have made throughout this process."

---

[1] The "substantial compliance" rule, Rule 14a-8(i)(10), is a mootness-based exception to a company's duty to allow voting on shareholder resolutions. It requires evidence that the company *is* actually in substantial compliance with the resolution. See our discussion at pages 32-33 of our April 15th letter.

Actually, proponents stated, "Neither of CREF's April 22, 2013 letters dispute any of the additional facts proponents presented in our April 15th letter showing that the issue is the subject of widespread public debate, media attention, and increasing recognition that the issue raises significant social and corporate policy issues." The April 15th letter presents facts from authoritative sources, all with citations and hyperlinks for easy verification.

CREF states, "In fact, CREF has noted that much of the information in the Proponent's April 15 letter is wholly misleading and inaccurate." However, CREF actually only points to one, and only one, possible error at note 4 in the letter from Phillip T. Rollock dated April 22, 2013. Even this one allegation of error is itself in error as shown by the article cited in proponents' April 15, 2013 letter, "Israel cited in Caterpillar's delisting from influential investment index," published by JTA.

Finally, CREF states that it "does not want to become embroiled in a debate with Proponents on Middle East political matters." However, CREF cites, and proponents find, no SEC rule prohibiting debate of a resolution before the shareholders for vote.

CREF further states that "we remain deeply concerned that the Proponents are seeking to turn CREF's 2013 annual meeting into a forum for a protracted and inflammatory debate on Israeli/Palestinian relations, which is wholly unrelated to CREF's business as an investment company." However, an annual meeting is in fact a meeting at which shareholders may properly raise policy issues, particularly where the issue is one of "widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues." Proponents note that discussion on this topic has been going on at CREF annual meetings since 2011. At each of these three meetings, such discussion went on only as long as the Chair continued to recognize such speakers. No speakers in support of ending investment in companies whose business supports Israel's occupation were unruly, rude, loud, or disobeyed time limits.

The resort to allegations about proponents' personal qualities and intentions made in this paragraph implicitly acknowledge that CREF has no valid substantive arguments for excluding the resolution from a vote by the shareholders.

For all of the reasons stated in our letters, proponents respectfully ask the Staff to refuse to issue the requested no-action letter. Please let the CREF shareholders consider and vote on this proposal. If you have any questions, please do not hesitate to call. Thank you very much.

Sincerely,

s/James Marc Leas/

James Marc Leas, Esq.
37 Butler Drive
South Burlington, Vermont 05403
802 864-1575
jimmy@vermontpatentlawyer.com

s/Barbara Harvey/

Barbara Harvey, Esq.
1394 East Jefferson Avenue
Detroit, MI 48207
313 567-4228
blmharvey@sbcglobal.net


TIAA
CREF
Financial Services

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
Tel: (212) 916-4218
Fax: (212) 916-6524
prollock@tiaa-cref.org

May 1, 2013

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund – 2013 Annual Meeting
Omission of Shareholder Proposal of Steve Tamari *et al.*

Dear Mr. Kotapish:

This letter responds to the submission from James Marc Leas and Barbara Harvey dated April 29, 2013. CREF believes that the SEC Staff already has been presented with sufficient information upon which to conclude that the Proposal is properly excludable from CREF's 2013 Proxy Materials. We write specifically to direct the Staff's attention to the Proponents' argument that the Proposal has not been "substantially implemented."

The Proponents appear to acknowledge that CREF has instituted processes for divesting from companies that, in the judgment of CREF's trustees, substantially contribute to or enable egregious violations of human rights. The Proponents also appear to acknowledge that CREF has actually divested from companies in accordance with these processes, such as companies that have material business relationships with Sudan. Nevertheless, the Proponents contend that CREF has not substantially implemented the Proposal because CREF has not divested specifically from "companies whose business supports Israel's occupation."

If one were to accept the Proponents construction of the Proposal, then in order for CREF to substantially implement the Proposal, CREF would have to agree with the Proponents that "companies whose business supports Israel's occupation" were a subset of companies that "substantially contribute to or enable egregious violations of human rights." This makes the Proposal remarkably different from other shareholder proposals that ask funds to divest from companies that substantially contribute to egregious human rights violations, but that, in the end, defer to the judgment of the fund's board.[1] The Proponents' construction of the Proposal shows a complete disregard for the actual judgment of CREF's trustees, and demonstrates that the Proposal really is designed to micro-manage CREF's day-to-day investment decisions by substituting the Proponents' judgment for the judgment of CREF's board. As we state in our April 22 letter, "if the only way to 'substantially implement' the Proposal is for CREF to divest from any company that supports 'Israel's occupation,' then we submit that such a result would clearly interfere with CREF's ordinary business operations, such that the Proposal may be excluded under Rule 14a-8(i)(7)."

The Proponents' April 29 letter also falsely states that "CREF does not dispute" the myriad allegations and innuendo about Israeli/Palestinian relations that the Proponents have made throughout this process. In fact, CREF has noted that much of the information in the Proponent's April 15 letter is wholly misleading and inaccurate.[2] However, CREF is determined not to become embroiled in a debate with the Proponents on Middle East political matters. We remain deeply concerned that the Proponents are seeking to turn CREF's 2013 annual meeting into a forum for a protracted and inflammatory debate on Israeli/Palestinian relations, which is wholly unrelated to CREF's business as an investment company.

For these reasons, we respectfully request that the Staff confirm it will not recommend enforcement action if CREF excludes the Proposal from its 2013 Proxy Materials.

Very truly yours,



Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund

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1 *See, e.g.*, Fidelity Funds, SEC No-Action Letter (pub. avail. Jan. 22, 2008) (denying no-action relief with respect to a shareholder proposal requesting "procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity").

2 *See* Letter from Phillip T. Rollock to William J. Kotapish, Esq. (Apr. 22, 2013), *at* n.4.

cc: Steve Tamari
James Marc Leas, Esq.
Barbara Harvey, Esq.
Jeffrey S. Puretz, Esq. Dechert LLP
Thomas C. Bogle, Esq. Dechert LLP
Adam T. Teufel, Esq. Dechert LLP

May 2, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Response on behalf of Steve Tamari and hundreds of co-filers to CREF letter from Phillip T. Rollock dated May 1, 2013

Dear Ms. Skeens:

Proponents respectfully ask the Staff to consider the following response to CREF's May 1, 2013 letter from Phillip T. Rollock replying to our April 29 submission.

In its May 1 letter, CREF does not dispute that the proposal falls under an exception to the ordinary business exclusion for matters of "widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues." CREF presented no evidence contrary to the voluminous evidence proponents presented in the April 15, 2013 letter showing widespread public debate, vast media attention, and "increasing recognition that the issue raises significant social and corporate policy issues."

Nor has CREF disputed the criteria for this exception to the ordinary business exclusion. As pointed out in the April 15 letter, CREF itself brought forth similar criteria in its 2004 letter. Thus, even if the proposal would otherwise fall into the ordinary business exclusion, the proposal would not be excluded because it meets the criteria of the exception to that exclusion.

Having failed to meet its burden to respond to the evidence showing that the present proposal falls under an exception to the ordinary business exclusion, in its May 1, 2013 letter CREF continues efforts to torture the proposal's language to read out of it the phrase addressing the Israeli occupation.

In its March 22, 2013 letter, CREF truncated the proposal to eliminate the last 7 words and then argued that it had "substantially implemented" the proposal as so truncated.

In its April 22, 2013 letter, CREF asserted that the word "including" did not actually mean "including." Based on its assertion that the phrase, "including companies whose business supports Israel's occupation, merely "states an example," CREF then argued that it had "substantially implemented" the proposal as so modified.

In its May 1, 2013 letter, CREF says, "if one were to accept the Proponents construction of the Proposal . . ."

Proponents respectfully ask the SEC staff to consider that the language of the proposal is what it is. Neither CREF's nor the proponents' construction of it changes the words actually used, or their usual and straightforward meaning.

April 29, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Response on behalf of Steve Tamari and others to CREF letter from Phillip T. Rollock dated April 22, 2013

Dear Ms. Skeens:

Proponents respectfully ask the Staff to consider the following response to CREF's April 22, 2013 letter from Phillip T. Rollock replying to our April 15 submission.

I. CREF bases much of its case on its assertion that the 2013 proposal is "nearly identical" to the 2011 proposal, but the two proposals differ.

CREF states:

> I. The Proposal is Properly Excludable for the Same Reasons Considered and Accepted by the Staff in 2011.
>
> In our March 22 letter, we observe that the Proposal is nearly identical to a shareholder proposal submitted to CREF in 2011 (the "2011 Proposal"), where the Staff agreed with our conclusion that the proposal could be omitted from CREF's proxy materials because it dealt with a matter related to CREF's ordinary business operations.

CREF's central argument hinges on two assertions that are both wrong. First, CREF asserts that the 2013 Proposal is "nearly identical" to the 2011 Proposal that the SEC Staff agreed could be omitted from a vote. Second, CREF asserts that a decision to exclude the 2013 Proposal necessarily follows "on the same grounds that the Staff considered and accepted in connection with the 2011 Proposal."

Proponents will first show that CREF's first assertion is inconsistent with the facts. Proponents will list ten aspects of the 2011 Proposal that are not present in the 2013 Proposal. Several of these aspects could have formed the basis for the SEC Staff decision in 2011. Thus, the fundamental basis for CREF's central argument evaporates.

Proponents will then show that CREF's logic is flawed because even if the 2013 Proposal was exactly identical to the 2011 Proposal, in its letter to CREF in 2011, the SEC Staff told CREF that it based its decision on the facts before it and that submission of different facts could make a difference in its decision.

A comparison of the 2011 proposal with the 2013 proposal shows vast difference.

The 2011 proposal states:

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment to cooperate, CREF should consider divesting as soon as market conditions permit.

The 2013 proposal states:

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

The 2013 proposal does not include any of the following items that are included in the 2011 proposal:

1. "engage with corporations."
2. a specific time line for engagement and a specific deadline for transitioning from engagement to consideration of divestment
3. examples of specific corporations to be targeted for divestment
4. corporate operation in specific locations, on the West Bank and East Jerusalem
5. any mention of "profit"
6. "the goal of ending all practices by which they profit from the Israeli occupation"
7. engage with corporations "with the goal of ending all practices by which they profit from the Israeli Occupation"
8. any geographical location at which specified companies profit from the occupation.
9. any conditional request
10. the conditional request, "If, by the annual meeting of 2012, there is no commitment to cooperate, CREF should consider divesting as soon as market conditions permit."

Other than the phrase "Israeli occupation" and the similarity between "divesting" and "end investments," the 2013 proposal has no overlap with the 2011 proposal. The 2013 proposal requests that CREF "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation."

CREF states:

> Page four of our March 22 letter **sets forth precisely how** the substance of the Proposal here is the same as the substance of the 2011 Proposal.

Page four has three bulleted points setting forth how CREF believes "the substance of the Proposal here is the same as the substance of the 2011 Proposal."

The first and second bulleted points are about the "whereas" clauses, that is, the supporting statement. Thus, two of the three facts presented by CREF to show that the proposals are "nearly identical" are in the supporting statement, not in the proposal. With reference to these two bullets, CREF appears to be asking the SEC to exclude the proposal from a vote by shareholders because of a similarity in the supporting statements rather than because of what the proposal is requesting. Even if CREF is correct about a similarity here, CREF fails to explain why the similarity of some language of the respective supporting statements is grounds for finding the 2013 proposal "nearly identical" to the 2011 proposal. The supporting statement is the background information that shareholders may read to be able to assess the 2013 proposal.

CREF's third bullet on page 4 states, "both call on CREF to divest from such companies." CREF is correct that the 2011 proposal called for divestment and the 2013 proposal similarly calls for "end investment." But CREF veers off in concluding that the proposals are therefore "nearly identical." The ten points listed above itemize how the 2013 proposal differs from the 2011 proposal. The 2013 proposal sets different criteria. It is not about where the companies are located or what the companies get for themselves. It neither requires nor prohibits "engagement with companies." It focuses exclusively on asking the Board to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation."

Responding to Proponent's point about CREF's failure to argue "micro-management" to support its assertion that the 2013 proposal is "nearly identical" to the 2011 proposal, CREF notes that Proponents did not show how the two proposals differ. Proponents have done so herein above. CREF states:

> The 34-page Submission only briefly addresses this critical issue on page 29, where it argues that the two proposals must be different because our March 22 letter **does not recite verbatim the very same** arguments made by us just two years ago. Of course, **rather than restating** those arguments anew, our March 22 letter demonstrated how the Proposal is substantively the same as the 2011 Proposal, and included as an Exhibit all of the relevant correspondence with the Staff in 2011.

Proponents' April 15 letter merely noted that CREF's March 22 letter had failed to set forth anything in the *present* proposal that demonstrated one of the key points CREF had made in 2011: "micro-management." Thus, CREF's own letter appeared to demonstrate that CREF did not itself think the 2013 proposal met the "micro-management" prong of the ordinary business exclusion. If so, CREF's own March 22 letter demonstrated that the 2013 proposal was not "nearly identical" to the 2011 proposal.

It is thus particularly notable that Mr. Rollock's April 22 letter continues to fail to identify anything in the 2013 proposal showing "micro-management." Instead, Mr. Rollock's April 22 letter asserts that the "micro-management" prong of analysis applicable to the present proposal was covered in the "Exhibit of all relevant correspondence with the Staff in 2011."

A review of "the Exhibit of all relevant correspondence with the Staff in 2011" shows discussion of "micro-management" on pages 3 and 4 of CREF's March 22, 2011 letter to the SEC. But a careful review of those pages shows nothing that can be applied to the 2013 proposal. None of the facts CREF points to regarding "micro-management" in the 2011 proposal are applicable to the 2013 proposal. None of the arguments CREF uses in this section can be applied to the 2013 proposal. Thus, CREF's own letters demonstrate that the 2013 proposal is not "nearly identical" to the 2011 proposal.

Most importantly, a reading of the 2013 proposal is consistent with the view that it does not "micro-manage." Having failed to provide even a single fact or argument to support "micro-management," either directly or by reference to its 2011 materials, CREF's assertion that the 2013 proposal is "nearly identical" to the 2011 proposal collapses.

Thus, CREF has not met its burden to support its assertion that the 2013 proposal is "nearly identical" to the 2011 proposal. The 2011 no-action letter should not inhibit Staff's review of the 2013 proposal.

In its March 22 and April 22 letters, CREF does attempt to set forth, assert, and argue the other prong of the ordinary business exclusion, namely, that the issue is "too complex" for shareholder voting. But CREF does not explain why it is too complex for shareholders to vote on this issue while college students, union members, food co-op members, and others are voting on the issue. And while shareholders have voted on issues that are no more complex related to segregation and discrimination in the United States and in South Africa. Proponents respectfully ask the SEC Staff to consider that CREF has not met its burden to show why the issue is too complex for a shareholder vote.

In its letter regarding the 2011 proposal, the SEC staff stated, "Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion."

Thus, even if the proposals were identical, the SEC staff stated that it may reach a different decision based on different facts presented to it. Thus, even if the 2013 proposal is identical to the 2011 proposal, CREF would not have met its burden to show that the proposal may be omitted from a vote by shareholders absent some showing by CREF regarding the different or additional facts or conditions presented by proponents in the April 15th letter.

II. CREF does not dispute the additional facts presented in the April 15th letter

Neither of CREF's April 22, 2013 letters dispute any of the additional facts proponents presented in our April 15th letter showing that the issue is the subject of widespread public debate, media attention, and increasing recognition that the issue raises significant social and corporate policy issues.[1] Proponents believe that the additional facts presented in the April 15th letter provide

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[1] Illustrating the widespread public debate and the increasing recognition that the issue raises significant social and corporate policy issues, proponents respectfully call attention to four new developments since April 15: (1) The 2012 US State Department country report for Israel highlights "institutional and societal discrimination

adequate basis for the SEC Staff to support a vote by shareholders based on this exception to the ordinary business exclusion.

CREF acknowledges the purpose of presenting those facts at the beginning of a long paragraph in its April 22, 2013 letter. CREF states:

> The Submission essentially argues that developments over the past two years should cause the Staff to reverse course and treat this complex and highly controversial geopolitical dispute as a "significant policy" issue. We disagree.

However, in the remaining portion of this paragraph CREF does not say why the developments over the past two years presented in proponents' April 15 letter are inadequate for the Staff to treat "end[ing] investment in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation" as a "significant policy" issue. Instead of addressing the developments during the past two years described in proponents April 15 letter–developments that could not have been considered by the SEC Staff in 2011 but may be considered now, CREF makes statements unrelated to those developments:

> The issue of Israeli-Palestinian relations represents one of the longest running foreign policy disputes in contemporary history. The Staff has repeatedly, and very recently, rejected arguments that the subject matter qualifies for the significant policy exception to Rule 14a-8(i)(7). As we noted in our correspondence with the Staff just two years ago, we believe this is a classic

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against Arab citizens, in particular in access to equal education and employment opportunities." http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?year=2012&dlid=204363#wrapper

(2) The 2012 US State Department country report for the Occupied Territories highlights "Human rights problems related to Israeli authorities included reports of excessive use of force against civilians, including killings; abuse of Palestinian detainees, particularly during arrest and interrogation; austere and overcrowded detention facilities; improper use of security detention procedures; demolition and confiscation of Palestinian property; limitations on freedom of expression, assembly, and association; and severe restrictions on Palestinians' internal and external freedom of movement."
http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dynamic_load_id=204365&year=2012#wrapper

(3) After an all-night debate involving hundreds of students, on April 18, 2013 the Student Senate of the Associated Students of the University of California (ASUC), Berkeley, passed a resolution calling for divestment from companies affiliated with Israel's military. "ASUC Senate passes Israeli divestment bill SB 160, 11-9," *The Daily Californian,* April 18, 2013 http://www.dailycal.org/2013/04/18/asuc-senate-passes-divestment-bill-11-9/. See also "After all-night debate, Berkeley student senate calls on university to divest from 3 companies profiting from occupation," Mondoweiss, April 18, 2013 http://mondoweiss.net/2013/04/california-profiting-occupation.html. Although a similar resolution had been adopted on the same campus in 2010, the student president vetoed that resolution. This year's resolution was not vetoed by the student president. He had campaigned for office on the promise that he would not veto any divestment resolution.

(4) On April 21, 2013, 100 faculty at Columbia and Barnard signed an open letter to TIAA-CREF, demanding its divestment from companies supporting the Occupation. See press release announcing campaign: http://columbiasjp.org/2013/04/21/pressconference/

> instance of a proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." We are also very concerned that the one-sided and inflammatory statements made in the Submission — including allegations of segregation, and even apartheid — raise a concern that any debate likely to arise from putting this issue in the 2013 CREF Proxy Materials would not be full, fair and consistent with the spirit of Rule 14a-9.

CREF does not provide facts or argument disputing the many media reports provided in the April 15th letter showing discrimination, segregation, and apartheid in the occupied territories. Instead CREF resorts to disparaging the proposal without providing facts or even authority.

CREF states that the submission contains "one-sided and inflammatory" language, including references to segregation, "and even apartheid." Proponents respectfully ask the SEC Staff to consider that while references to segregation and apartheid may well be "inflammatory," that would only be because the practices of segregation and apartheid are themselves inflammatory. Such reasoning as offered by CREF would lead to the bizarre outcome of excluding all disturbing social issues from shareholder voting, since describing such issues may require the use of terminology that CREF objects to. It is worth mentioning that articles in the Israeli media have frequently used such terminology.

Illustrating that the term "apartheid" is appropriate, former President Jimmy Carter wrote a book entitled, *Palestine Peace Not Apartheid*, Simon & Schuster, 2006. In the book President Carter said:

> "Utilizing their political and military dominance, [Israeli leaders] are imposing a system of partial withdrawal, encapsulation, and apartheid on the Muslim and Christian citizens of the occupied territories. The driving purpose for the forced separation of the two peoples is unlike that in South Africa–not racism, but the acquisition of land (pages 189-190).

As one of the possible options, he described:

> A system of apartheid, with two peoples occupying the same land but completely separated from each other, with Israelis totally dominant and suppressing violence by depriving Palestinians of their basic human rights. This is the policy now being followed, although though many citizens of Israel deride the racist connotation of prescribing permanent second-class status for the Palestinians. As one prominent Israeli stated, "I am afraid that we are moving toward a government like that of South Africa, with a dual society of Jewish rulers and Arab subjects with few rights of citizenship. The West Bank is not worth it." (page 215).

On the next page he wrote that:

> it will be a tragedy–for the Israelis, the Palestinians, and the world–if peace is rejected and a system of oppression, apartheid, and sustained violence is permitted to prevail.

The terms actually used in the proposal are "discrimination" and "segregation." These terms have been used for more than half a century to describe certain conditions in our own country. Apartheid was a term used in shareholder resolutions for many years regarding South Africa. These terms are readily understood by Americans. In 1964 Congress enacted a civil rights law regarding these practices, and this law continues to be needed and enforced to this day. These terms are actually restrained descriptions of practices that the U.S. State Department described in its 2012 country report (see footnote 1).

CREF does not explain why it is "too complex" for shareholders to vote on whether their company should "request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation" in view of the illegal and immoral acts--including discrimination and segregation--that Israeli officials practice in the occupied Palestinian territories. This is particularly a problem in view of the SEC specifically calling out "discrimination matters" as an example of the type of issue that falls under the exception to the ordinary business exclusion.

Nor does CREF dispute applicability of the SEC staff criteria, "widespread public debate," and "increasing recognition that the issue raises significant social and corporate policy issue." Nor does CREF dispute that in its own 2004 letter to the SEC, CREF recognized "widespread debate, media attention, and legislative and regulatory initiatives" as the SEC staff criteria.

Having failed to dispute any of the facts that had not previously been considered by the SEC staff, and having failed to dispute the SEC staff criteria, CREF has not met its burden of showing that the exception to the ordinary business exclusion does not apply.

III. In its argument regarding substantial implementation, CREF distorts the plain meaning of the word "including" in the proposal.

CREF states:

> The Proposal includes a general request for the Board to "end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights. . . ." It then states an example of such companies with the words — "including companies whose business supports Israel's occupation."

However, proponents ask the SEC staff to consider that CREF's whole argument for "substantial implementation" itself hinges on a mischaracterization of the plain meaning of the word "including" in the proposal. CREF asserts that the word, "including" merely states "an example."

The *Oxford English Dictionary* defines "including" as follows: "comprise or contain as part of a whole." It gives as an example, "the price includes dinner, bed, and breakfast." Would Mr. Rollock agree with a Grover-type waiter who said that the dinner was a mere example and not one of the three "essential objectives" of the price he paid?

In an effort to make a somewhat different point, in his separate letter to the SEC, also dated April 22, 2013, Mr. Thomas C. Bogle disagrees with Mr. Rollock. Mr. Bogle states, "the proposal seeks divestment by CREF from 'companies whose business supports Israel's occupation.'"[2] No thought by Mr. Bogle that divestment is a mere example.

In the section of CREF's March 22 letter regarding "substantially implemented," CREF completely omitted the phrase, "including companies whose business supports Israel's occupation." Now CREF follows a different tack. CREF distorts the word "including" to turn "including companies whose business supports Israel's occupation" into a mere "example." Even Thomas C. Bogle, who represents CREF, does not agree with turning this phrase into an "example." The fact that CREF has resorted to such bogus stratagems indicates that CREF has not met its burden to show that the proposal has been substantially implemented.

Conclusion

The request by CREF for a no-action letter should be rejected. Please let the CREF shareholders consider and vote on this proposal. If you have any questions, please do not hesitate to call. Thank you very much.

Sincerely,

s/James Marc Leas/

James Marc Leas, Esq.
37 Butler Drive
South Burlington, Vermont 05403
802 864-1575
jimmy@vermontpatentlawyer.com

s/Barbara Harvey/

Barbara Harvey, Esq.
1394 East Jefferson Avenue
Detroit, MI 48207
313 567-4228
blmharvey@sbcglobal.net

[2] A complete response to the letter from Mr. Bogle is attached in a separate letter.